As filed with the Securities and Exchange Commission on August 7, 2015

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REGISTRATION STATEMENT

UNDER SCHEDULE B

OF

THE SECURITIES ACT OF 1933

Corporación Andina de Fomento

(Name of Registrant)

Name and Address of Authorized Agent in the United States:

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

Copies to:

Robert S. Risoleo, Esq. Paul J. McElroy, Esq. Sullivan & Cromwell LLP 1700 New York Avenue N.W. Washington, D.C. 20006 United States of America	Hugo Sarmiento Kohlenberger Chief Financial Officer Corporación Andina de Fomento Torre CAF Avenida Luis Roche, Altamira Caracas, Venezuela

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

The securities being registered pursuant to this Registration Statement are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933, as amended.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Debt Securities	(1)	—
Guarantees	(1)	—
Total	$2,500,000,000(3)	$290,500

(1)	The securities registered hereunder and under the additional registration statement noted in note (2) below shall not have an aggregate offering price which exceeds $3,000,000,000 in United States dollars or the equivalent in any other currency.
(2)	Pursuant to Rule 429(b), the prospectus filed as part of this Registration Statement also relates to the remaining unsold $500,000,000 principal amount of securities registered on the Registrant’s previously filed Registration Statement under Schedule B (File No. 333-189174), originally filed on June 7, 2013. The Registrant paid filing fees of $68,200 with respect to those previously registered securities.
(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell and does not seek to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED AUGUST 7, 2015

$3,000,000,000

CORPORACIÓN ANDINA DE FOMENTO

Debt Securities

Guarantees

We may from time to time offer up to $3,000,000,000 (or its equivalent in other currencies) aggregate principal amount of the securities described in this prospectus. The securities may be debentures, notes, guarantees or other unsecured evidences of indebtedness. In the case of debt securities sold at an original issue discount, we may issue a higher principal amount up to an initial public offering price of $3,000,000,000 (or its equivalent).

We may offer the securities from time to time as separate issues. In connection with any offering, we will provide a prospectus supplement describing the amounts, prices, maturities, rates and other terms of the securities we are offering in each issue.

We may sell the securities directly to or through underwriters, and may also sell securities directly to other purchasers or through agents.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated                     , 2015

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, which we refer to as the Securities Act, using a “shelf” registration process. Under the shelf process, we may from time to time sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $3,000,000,000 or the equivalent of this amount in foreign currencies or foreign currency units.

This prospectus provides you with a general description of our business and of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of the securities in that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement before purchasing our securities. If the information in any prospectus supplement differs from the information in this prospectus or in the registration statement, you should rely on the information in the prospectus supplement.

The registration statement, any post-effective amendment to the registration statement and their various exhibits contain additional information about Corporación Andina de Fomento (“CAF”), the securities we may issue and other matters. All of these documents may be inspected at the offices of the Securities and Exchange Commission.

You should rely only on the information in this prospectus or in other documents to which we have referred you in making your investment decision. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date specified on the cover of this document.

Except as otherwise specified, all amounts in this prospectus are expressed in United States dollars (“dollars,” “$,” “U.S.$” or “U.S. dollars”).

Certain amounts that appear in this prospectus may not sum because of rounding adjustments.

FORWARD-LOOKING INFORMATION

This prospectus may contain forward-looking statements. Statements that are not historical facts are statements about our beliefs and expectations and may include forward-looking statements. These statements are identified by words such as “believe”, “expect”, “anticipate”, “should” and words of similar meaning. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual financial and other results may differ materially from the results discussed in the forward-looking statements. Therefore, you should not place undue reliance on them. Factors that might cause such a difference include, but are not limited to, those discussed in this prospectus, such as the effects of economic or political turmoil in one or more of our shareholder countries.

CORPORACIÓN ANDINA DE FOMENTO

CAF was established in 1968 pursuant to the Agreement establishing the Corporación Andina de Fomento (the “Constitutive Agreement”), an international treaty, and seeks to foster and promote economic development within Latin America and the Caribbean. CAF is a multilateral financial institution, the principal shareholders of which are the current contracting parties to the Constitutive Agreement — the Plurinational State of Bolivia, the Republics of Argentina, Colombia, Ecuador, Panama, Paraguay and Peru, the Federative Republic of Brazil, the Oriental Republic of Uruguay and the Bolivarian Republic of Venezuela, each of which we refer to in this prospectus as a full member shareholder country and which we refer to collectively in this prospectus as the full member shareholder countries.1 At December 31, 2014, the full member shareholder countries of CAF collectively accounted for 89.15% of the nominal value of our paid-in capital. The other shareholder countries of CAF are Barbados, Chile, Costa Rica, Dominican Republic, Jamaica, Mexico, Portugal, Spain and Trinidad and Tobago, each of which we refer to in this prospectus as an associated shareholder country and which we refer to collectively in this prospectus as the associated shareholder countries. At December 31, 2014, our associated shareholder countries collectively accounted for 10.80% of the nominal value of our paid-in capital. Our shares are also held by 13 financial institutions based in the full member shareholder countries, which collectively accounted for 0.05% of the nominal value of the paid-in capital at December 31, 2014. We refer to our full member shareholder countries and our associated shareholder countries collectively as our shareholder countries. CAF commenced operations in 1970. Our headquarters are in Caracas, Venezuela. We have offices in Asunción, Bogotá, Brasilia, Buenos Aires, La Paz, Lima, Madrid, Mexico City, Montevideo, Panama City, Port of Spain, and Quito.

We offer financial and related services to the governments of, and public and private institutions, corporations and joint ventures operating in, our shareholder countries. Primarily, we provide short, medium and long-term loans and guarantees; to a lesser extent, we also participate as a limited equity investor in corporations and investment funds, and provide technical and financial assistance, as well as administrative services for certain regional funds.

The Constitutive Agreement generally delegates to our Board of Directors the power to establish and direct our financial, credit and economic policies. Our Board of Directors has adopted a formal statement of our financial and operational policies, the (Políticas de Gestión). These operational policies provide our management with guidance as to significant financial and operational issues, and they may not be amended by the Board of Directors in any manner inconsistent with the Constitutive Agreement. In 1996, the Constitutive Agreement was amended to include and further increase certain lending and borrowing limitations previously set forth in these operational policies. See “Operations of CAF — Credit Policies”.

We raise funds for operations both within and outside our shareholder countries. Our strategy with respect to funding, to the extent possible under prevailing market conditions, is to match the maturities of our liabilities to the maturities of our loan portfolio.

Our objective is to support sustainable development and economic integration within Latin America and the Caribbean by helping our shareholder countries make their economies diversified, competitive and more responsive to social needs.

[1]	In April 2012 Trinidad and Tobago signed an agreement to become a full member country, subject to the satisfaction of certain conditions. However, until such time and for purposes of this registration statement, Trinidad and Tobago is an associated shareholder country. See “Capital Structure — Paid-in Capital and Un-paid Capital — Trinidad and Tobago”.

LEGAL STATUS OF CAF

As an international treaty organization, we are a legal entity under public international law. We have our own legal personality, which permits us to enter into contracts, acquire and dispose of property and take legal action. The Constitutive Agreement has been ratified by the legislature in each of the full member shareholder countries. We have been granted the following immunities and privileges in each full member shareholder country:

(1)	immunity from expropriation, search, requisition, confiscation, seizure, sequestration, attachment, retention or any other form of forceful seizure by reason of executive or administrative action by any of the full member shareholder countries and immunity from enforcement of judicial proceedings by any party prior to final judgment;

(2)	free convertibility and transferability of our assets;

(3)	exemption from all taxes and tariffs on income, properties or assets, and from any liability involving payment, withholding or collection of any taxes; and

(4)	exemption from any restrictions, regulations, controls or moratoria with respect to our property or assets.

In addition, we have entered into agreements with each of our associated shareholder countries. Pursuant to these agreements, each country has agreed to extend to us, with respect to our activities in and concerning that country, immunities and privileges similar to those we have been granted in the full member shareholder countries.

The governments of some of CAF’s shareholder countries have historically taken actions, such as nationalizations and exchange controls, that would be expected to adversely affect ordinary commercial lenders. In light of the immunities and privileges discussed above, we have not been adversely affected by these actions.

USE OF PROCEEDS

Unless otherwise specified in the accompanying prospectus supplement, we will use the net proceeds of the sale of the securities to fund our lending operations.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization and indebtedness at March 31, 2015 and does not give effect to any transaction since that date.

At March 31, 2015
(in U.S.$ millions)
Short-term debt(1)	$9,207.8

Long-term debt (maturities over one year)	$14,347.8
Stockholders’ Equity
Capital
Subscribed and paid-in capital (authorized capital $15.0 billion)(2)	4,259.3
Additional paid-in capital	1,927.7

Total Capital	6,187.0
Reserves
Mandatory reserve	465.2
General reserve	2,136.0

Total reserves	2,601.2
Other comprehensive income	0.03
Retained earnings	40.9

Total shareholders’ equity	8,829.1

Total long-term debt and stockholders’ equity	$23,176.9

(1)	Includes deposits, commercial paper, short-term borrowings, the current portion of bonds, borrowings and other obligations, accrued interest payable, commissions payable and the current portion of derivative instrument liabilities.
(2)	In addition to subscribed capital shown in the table, CAF’s authorized capital included callable capital of $5.0 billion at March 31, 2015

CAPITAL STRUCTURE

General

As of March 31, 2015:

In March 2015, CAF’s stockholders’ Assembly approved an increase in CAF’s total authorized capital from $10.0 billion to $15.0 billion, of which $10.0 billion is paid-in capital and $5.0 billion is callable capital.

Our shares are divided into Series “A” shares, Series “B” shares and Series “C” shares.

Series “A” shares may be owned only by the full member shareholder countries. Each full member shareholder country owns one Series “A” share, which is held by the government, either directly or through a government-designated social or public purpose institution. Each of the full member shareholder countries owning a Series “A” share is entitled to elect one Director and one Alternate Director to our Board of Directors.

Series “B” shares are currently owned by the full member shareholder countries, and are held by the governments either directly or through designated governmental entities, except for certain Series “B” shares currently constituting 0.1% of our outstanding shares, which are owned by 13 private sector financial institutions in the full member shareholder countries. We offered and sold Series “B” shares to private sector financial institutions in 1989 in order to obtain the benefit of their views in the deliberations of our Board of Directors. As owners of Series “B” shares, the full member shareholder countries collectively are entitled to elect five additional Directors and five Alternate Directors through cumulative voting, and the 13 private sector financial institutions collectively are entitled to elect one Director and one Alternate Director.

Series “C” shares are currently owned by nine associated shareholder countries: Barbados, Chile, Costa Rica, Dominican Republic, Jamaica, Mexico, Portugal, Spain and Trinidad and Tobago. We make available Series “C” shares for subscription by countries which are not full member shareholder countries in order to strengthen links between these countries and the full member shareholder countries. Ownership of our Series “C” shares by these countries makes entities in these countries that deal with entities in full member shareholder countries eligible to receive loans from us with respect to such dealings. Holders of Series “C” shares collectively are entitled to elect two Directors and two Alternate Directors.

Under the Constitutive Agreement, Series “A” shares may be held by or transferred only to governments or government-designated social or public purpose institutions. Series “B” shares also may be held by or transferred to such entities and, in addition, may be held by or transferred to private entities or individuals in the full member shareholder countries, except that no more than 49% of the Series “B” shares within any country may be held by private entities or individuals. Series “C” shares may be held by or transferred to public or private entities or individuals outside the full member shareholder countries. Unless a shareholder country withdraws, Series “A” and Series “B” shares may only be transferred within such country.

An amendment to the Constitutive Agreement became effective on July 9, 2008, which (i) allows, under certain circumstances, Latin American and Caribbean countries, including those that are currently associated shareholder countries, to own Series “A” shares and become full member shareholder countries, and (ii) expands CAF’s formal purpose to include supporting sustainable development and economic integration within all of Latin America and the Caribbean, as opposed to within only the Andean region. Consequently, on March 17, 2009, CAF’s Extraordinary Shareholders’ Meeting approved the terms and conditions precedent by which Argentina, Brazil, Panama, Paraguay and Uruguay could become contracting parties to the Constitutive Agreement, could become full member shareholder countries and may own Series “A” shares. In general, in order to become a full member country of CAF, a country must (i) subscribe, directly or indirectly, for one Series “A” share, (ii) exchange all of its ordinary and callable Series “C” capital shares for Series “B” share equivalents, (iii) meet any conditions for its accession as determined by the Shareholders’ General Meeting, and (iv) deposit its instrument of adhesion with the Ministry of Foreign Affairs of the Bolivarian Republic of Venezuela. The country is deemed to have become a full member country of CAF 30 days after the Shareholders’ General

Meeting determines that the conditions for its adhesion have been complied with, including the depositing of the instrument of adhesion. As of the date of this prospectus, Argentina, Brazil, Panama, Paraguay and Uruguay have ceased to be Series “C” shareholder countries, have adhered to the Constitutive Agreement and now possess Series “A” shares as full member shareholder countries.

Paid-in Capital and Un-paid Capital

At March 31, 2015, CAF’s subscribed paid-in and un-paid capital was $5.0 billion, of which $4.3 billion was paid-in capital and $0.7 billion was un-paid capital, which is receivable in installments according to the agreements subscribed with the shareholder countries. Over the years, we have had several increases of subscribed capital.

Since 1990, capital contributions made to CAF (valor patrimonial) comprise a premium paid on each share purchased and the nominal $5,000 per share value established by CAF’s by-laws. The premium component of valor patrimonial is determined at the beginning of each subscription and applies to all payments under that subscription.

A list of all capital contributions made by shareholder countries during the last five years (as of March 31, 2015) follows:

Argentina

In 2009, Argentina subscribed to an additional $190.0 million in Series “C” shares, to be paid in seven installments, of which it paid $10.0 million in 2011, $15.0 million in 2012, $25.0 million in 2013 and $30.0 million in 2014.

In 2010, Argentina subscribed to $126.0 million in callable capital.

In February 2011, upon completion of all requirements to become a full member shareholder country, Argentina acquired a $1.2 million Series “A” share and exchanged all of its Series “C” ordinary and callable capital shares for Series “B” share equivalents.

In March 2012, Argentina subscribed to an additional $228.6 million in Series “B” shares, to be paid in four installments, of which it paid $57.1 million in 2013 and $57.1 million in 2014.

Barbados

In September 2014, Barbados entered into an agreement to subscribe to Series “C” shares for a total capital contribution of $50.0 million, of which it paid $25.0 million in February 2015.

Bolivia

In 2009, Bolivia subscribed to an additional $105.0 million in Series “B” shares, to be paid in eight installments, of which it paid $5.0 million in 2010, $5.0 million in 2011, $10.0 million in 2012, $15.0 million in 2013 and $15.0 million in 2014.

In January 2012, Bolivia subscribed to an additional $91.5 million in Series “B” shares, to be paid in four installments, of which it paid $22.9 million in 2013 and $22.9 million in 2014.

Brazil

In 2009, Brazil subscribed to an additional $190.0 million in Series “C” shares to be paid in seven installments, of which it paid $25.1 million in 2013 and $25.0 million in 2014.

In 2009, Brazil subscribed to $126.0 million in callable capital.

In 2010, upon completion of all requirements to become a full member shareholder country, Brazil acquired a $1.2 million Series “A” share and exchanged all of its Series “C” ordinary and callable capital shares for Series “B” share equivalents.

In September 2012, Brazil subscribed to an additional $228.6 million in Series “B” shares, to be paid in four installments, of which it paid $57.1 million in 2014.

Colombia

In 2009, Colombia subscribed to an additional $20.0 million in Series “B” shares, which was paid in full in 2010.

In 2010, Colombia subscribed to an additional $150 million in Series “B” shares to be paid in five installments of which it paid $2.0 million in 2010, $18.0 million in 2011, $30 million in 2012, $50.0 million in 2013 and $50.0 million in 2014.

In June 2012, Colombia subscribed to an additional $210.0 million in Series “B” shares to be paid in three installments beginning in 2015.

In August 2012, Colombia subscribed to an additional $228.6 million in Series “B” shares, to be paid in four installments, of which it paid $57.1 million in 2013 and $57.1 million in 2014.

Ecuador

In 2009, Ecuador subscribed to an additional $105.0 million in Series “B” shares to be paid in eight installments, of which it paid $5.0 million in 2010, $5.0 million in 2011, $10.0 million in 2012, $15 million in 2013 and $15 million in 2014.

In March 2012, Ecuador subscribed to an additional $91.5 million in Series “B” shares, to be paid in four annual installments, of which it paid $22.9 million in 2013 and $22.9 million in 2014.

Mexico

In June 2012, Mexico entered into an agreement to subscribe to an additional $100.0 million in Series “C” shares of CAF, which it paid for in full that same month.

Panama

In 2009, Panama subscribed to an additional $55.0 million in Series “C” shares to be paid in seven installments, of which it paid $3.0 million in 2011, $5.0 million in 2012, $7.0 million in 2013 and $10.0 million in 2014.

In 2010, Panama subscribed to $36.0 million in callable capital.

In 2010, upon completion of all requirements to become a full member shareholder country, Panama acquired a $1.2 million Series “A” share and exchanged all of its Series “C” ordinary and callable capital shares for Series “B” share equivalents.

In February 2012, Panama subscribed to an additional $91.5 million in Series “B” shares, to be paid in five installments, of which it paid $3.2 million in 2013 and 3.2 million in 2014.

Paraguay

In 2009, Paraguay subscribed to an additional $55.0 million in Series “C” shares to be paid in seven installments, of which it paid $3.0 million in 2011,$5.0 million in 2012, $7.0 million in 2013 and $10.0 million in 2014.

In December 2011, upon completion of all requirements to become a full member shareholder country, Paraguay acquired a $1.2 million Series “A” share and exchanged all of its Series “C” ordinary and callable capital shares for Series “B” share equivalents.

In May 2012, Paraguay subscribed to an additional $91.5 million in Series “B” shares, to be paid in five annual installments, of which it paid $3.0 million and $5.0 million in 2014.

Peru

In 2009, Peru subscribed to an additional $380.0 million in Series “B” shares to be paid in eight installments, although this schedule was later modified to seven installments. As of the date of this prospectus, Peru has paid $235.0 million, with the balance to be paid in two annual installments ending in 2016.

In March 2012, Peru subscribed to an additional $228.6 million in Series “B” shares, to be paid in four annual installments, of which it paid $57.1 million in 2013 and $57.1 million in 2014.

Portugal

In 2009, Portugal subscribed to EUR 15.0 million in Series “C” shares to be paid in four equal installments and EUR 60.0 million in callable capital. As of the date of this prospectus, Portugal has paid the total balance of the subscribed paid-in capital.

Spain

In 2010, Spain subscribed to an additional $327.0 million of paid-in capital to be paid in five installments ending in 2014. All five payments have been received.

Trinidad and Tobago

In 2009, Trinidad and Tobago entered into an agreement to subscribe to Series “C” shares for a total capital contribution of $6.0 million. As of the date of this prospectus, Trinidad and Tobago has paid the total balance of the subscribed paid-in capital.

In April 2012, Trinidad and Tobago entered into an agreement to subscribe to an additional $323.4 million in Series “C” shares of CAF, to be paid in three annual installments, which it paid in full in 2014. Additionally, Trinidad and Tobago has formally expressed its intention to become a contracting party to the Constitutive Agreement. Subject to the satisfaction of certain conditions precedent for full member status specified in “— General” above and the additional condition that Trinidad and Tobago shall have paid for at least half of the capital for which it has subscribed, the subscription agreement contemplates the issuance of one Series “A” share to Trinidad and Tobago, as well as the exchange of Series “C” shares for Series “B” shares.

Uruguay

In 2009, Uruguay subscribed to an additional $55.0 million in Series “C” shares to be paid in seven annual installments ending in 2017, of which it paid $3.0 million in 2011,$5.0 million in 2012, $7.0 million in 2013 and $10.0 million in 2014.

In 2009, Uruguay subscribed to $36.0 million in callable capital.

In 2010, upon completion of all requirements to become a full member shareholder country, Uruguay acquired a $1.2 million Series “A” share and exchanged all of its Series “C” ordinary and callable capital shares for Series “B” share equivalents.

In February 2012, Uruguay subscribed to an additional $91.5 million in Series “B” shares, to be paid in four installments, of which it paid $22.9 million in 2013 and $22.9 million in 2014.

Venezuela

In 2009, Venezuela subscribed to an additional $380.0 million in Series “B” shares to be paid in eight installments, of which it has paid $170.0 million as of the date of this prospectus.

In August 2012, Venezuela subscribed to an additional $228.6 million in Series “B” shares, to be paid in four installments, of which it paid $57.1 million in 2013 and $57.2 million in 2014.

As of the date of this prospectus, all shareholder countries were current in their capital payments, with the exception of Brazil, with an aggregate pending balance of $40.7 million that is related to the 2011 subscription agreement that it signed. We have been informed by Brazil that operational factors have delayed payment of the remaining balance, which is expected to be paid in the near future.

The following table sets out the nominal value of our subscribed paid-in capital and un-paid capital as of March 31, 2015:

Shareholders	Paid-in Capital	Un-paid Capital
	(in U.S.$ thousands)
Series “A” Shares:
Argentina	$1,200	$—
Bolivia	1,200	—
Brazil	1,200	—
Colombia	1,200	—
Ecuador	1,200	—
Panama	1,200	—
Paraguay	1,200	—
Peru	1,200	—
Uruguay	1,200	—
Venezuela	1,200	—
Series “B” Shares:
Argentina	377,225	78,970
Bolivia	221,595	35,470
Brazil	329,635	109,655
Colombia	766,390	114,190
Ecuador	223,200	35,470
Panama	93,735	40,495
Paraguay	91,880	39,950
Peru	791,450	91,300
Uruguay	113,730	26,665
Venezuela	768,560	114,185
Private sector financial institutions	2,045	35
Series “C” Shares:
Barbados	8,805	8,805
Chile	27,705	—
Costa Rica	16,455	—
Dominican Republic	31,865	3,310
Jamaica	910	—
Mexico	58,785	—
Portugal	7,350	—
Spain	198,695	—
Trinidad and Tobago	117,285	—

Total	$4,259,300	$698,500

Reserves

Article 42 of the Constitutive Agreement requires that at least 10% of our net income in each year be allocated to a mandatory reserve until that reserve amounts to 50% of subscribed capital. The mandatory reserve can be used only to offset losses. We also maintain a general reserve to cover contingent events and as a source of funding of last resort in the event of temporary illiquidity or when funding in the international markets is not available or is impractical. The general reserve is invested in short-term securities and certificates of deposit that are easily convertible into cash. The mandatory reserve is an accounting reserve.

At March 31, 2015, our reserves totaled $2.6 billion. At such date, the mandatory reserve amounted to $465.2 million, or 9.4% of subscribed paid-in and un-paid capital, and the general reserve amounted to $2.1 billion.

Callable Capital

In addition to our subscribed paid-in and un-paid capital, our shareholders have subscribed to callable capital totaling $5.0 billion at March 31, 2015. Our callable capital may be called by the Board of Directors to meet our obligations only to the extent that we are unable to meet such obligations with our own resources. For further information regarding subscribed callable capital, see Note 16 (“Stockholders’ Equity”) to our audited financial statements.

The Constitutive Agreement provides that the obligation of shareholders to pay for the shares of callable capital, upon demand by the Board of Directors, continues until such callable capital is paid in full. Thus, we consider the obligations of shareholder countries to pay for their respective callable capital subscriptions to be binding obligations backed by the full faith and credit of the respective governments. If the callable capital were to be called, the Constitutive Agreement requires that the call be prorated among shareholders in proportion to their shareholdings.

SELECTED FINANCIAL INFORMATION

The following selected financial information as of and for the years ended December 31, 2014, 2013, and 2012 has been derived from our audited financial statements for those periods, which were audited by our independent auditors Lara Marambio & Asociados, a member firm of Deloitte Touche Tohmatsu Limited. The audit report of Lara Marambio & Asociados, a member firm of Deloitte Touche Tohmatsu Limited, has been included on page F-5. Our financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The following selected financial information as of and for the three-month periods ended March 31, 2015 and 2014 has been derived from our unaudited condensed interim financial information and includes all adjustments, consisting of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position at such dates and our results of operations for such periods. The results of the three-month period ended March 31, 2015 are not necessarily indicative of results to be expected for the full year 2015. The selected financial information should be read in conjunction with our audited financial statements and notes thereto, our unaudited condensed interim financial information and the notes thereto and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

	Year Ended December 31			Three Months Ended March 31
	2014	2013	2012*	2015	2014***
	(in U.S.$ thousands, except ratios)
Income Statement Data
Interest income	$569,660	$508,247	$520,139	$157,917	$136,627
Interest expense	(310,224)	(297,293)	(281,688)	(79,522)	(76,255)

Net interest income	259,436	210,954	238,451	78,395	60,372
Provision (credit) to allowance for loan losses	21,552	(83,417)	(4,865)	4,553	(5,345)

Net interest income after provision (credit) to allowance for loan losses	237,884	294,371	243,316	73,842	65,717
Non-interest income	22,961	15,903	9,281	3,453	4,206
Non-interest expenses	(124,681)	(105,646)	(91,851)	(35,632)	(29,130)

Net income before unrealized changes in fair value related to financial instruments	136,164	204,628	160,746	41,663	40,793
Unrealized changes in fair value related to financial instruments	1,475	2,129	(577)	(725)	3,948

Net income	$137,639	$206,757	$160,169	$40,938	$44,741

Balance Sheet Data (end of period)
Total assets	30,494,640	27,418,320	24,818,335	32,384,724	28,246,266
Total liabilities	21,731,404	19,601,771	17,953,273	23,555,544	20,371,707
Total stockholders’ equity	8,763,236	7,816,549	6,865,062	8,829,180	7,874,559

Total liabilities and stockholders’ equity	$30,494,640	$27,418,320	$24,818,335	$32,384,724	$28,246,266

Loan Portfolio and Equity Investments
Loans before allowance for loan losses	$19,144,087	$18,003,271	$16,355,410	$19,390,053	$18,071,738
Allowance for loan losses	55,763	38,336	125,799	60,316	32,991
Equity investments	292,345	228,385	146,811	310,915	235,736
Selected Financial Ratios
Return on average total stockholders’ equity(1)(2)	1.7%	2.9%	2.5%	1.9%	2.3%
Return on average paid-in capital(2)	3.4%	5.5%	5.0%	3.8%	4.5%
Return on average assets(3)	0.5%	0.8%	0.7%	0.5%	0.6%
Administrative expenses divided by average total assets*	0.4%	0.4%	0.4%	0.4%	0.4%
Overdue loan principal as a percentage of loan portfolio (excluding non-accrual loans)	0.0%	0.0%	0.0%	0.0%	0.0%
Non-accrual loans as a percentage of loan portfolio	0.1%	0.0%	0.05%	0.09%	0.0%
Allowance loan for losses as a percentage of loan portfolio	0.3%	0.2%	0.8%	0.3%	0.2%

(1)	Net income divided by annual average total stockholders’ equity.
(2)	Net income divided by annual average subscribed and paid-in capital.
(3)	Net income divided by annual average total assets.
*	Certain amounts in the 2012 financial statements have been reclassified to conform to the current year’s presentation.
**	For the three-month periods, the amounts have been annualized.
***	Certain amounts in the March 31, 2014 financial statements have been reclassified to conform to the current year’s presentation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our audited financial statements and notes thereto beginning on page F-7 and with our unaudited interim financial information as of March 31, 2015 and December 31, 2014, and for the three-month periods ended March 31, 2015 and 2014 and notes thereto beginning on page S-1 of this prospectus.

Summary of Results

Our net income for the year ended December 31, 2014 was $137.6 million, representing a decrease of $69.1 million, or 33.4%, compared to net income of $206.8 million for 2013. This decrease is mainly due to the change in the methodology for calculating the allowance for loan losses in 2013, which resulted in an increase of earnings in this year because of a one-time credit to the allowance for loan losses. If this adjustment to the methodology for calculating allowance for loan losses were not considered, the net income for 2014 would have increased 10.0% from net income for 2013. For the year ended December 31, 2013, our net income was $206.8 million, representing an increase of $46.6 million, or 29.1%, over net income of $160.2 million for 2012. This increase resulted from growth in our loan portfolio.

Our net income for the three-month period ended March 31, 2015 was $40.9 million, representing a decrease of $3.8 million, or 8.5%, compared to net income of $44.7 million for the corresponding period in 2014. This decrease is mainly due to changes in the loan loss provision which resulted in a loan loss provision reversal in that period. For the three-month period ended March 31, 2015, our net interest income was $78.4 million, representing an increase of $18.0 million, or 29.9%, compared to net interest income of $60.4 million for the corresponding period in 2014, with the change principally owing to an increase in the loan and liquidity portfolios and a lower cost of funding.

The reported annualized percentage increase in real GDP for 2014 for each of the full member shareholder countries at December 31, 2014 was as follows: Argentina, 0.0%; Bolivia, 5.4%; Brazil, 0.1%; Colombia, 4.6%; Ecuador, 3.8%; Panama, 6.2%; Paraguay, 4.4%; Peru, 2.4%; Uruguay, 3.4%; and Venezuela, (3.6)%.1

The recent financial crisis and global economic recession affected our business but have not had a material adverse effect on our results of operations or financial position. Based on our investment strategy and given our investment guidelines, our liquid investment portfolio is of short duration and has no material exposure to structured products such as mortgage-backed or asset-backed securities. Moreover, certain recent developments, such as the European sovereign debt crisis and fluctuations in commodity prices, have not thus far impacted our operations. As of March 31, 2015, we had one outstanding loan in Spain of $189.6 million in our loan portfolio, and 39.2% of our liquidity portfolio consisted of securities of issuers in European Union countries, including France — 12.0%, Spain — 5.7%, Germany — 4.4%, Netherlands — 4.3%, United Kingdom — 6.1%, Denmark — 0.4%, Ireland — 0.7%, Italy — 0.8%, Austria — 0.5%, Belgium — 2.5% and Sweden — 0.3%.

The volatility of credit spreads during the past three years has varied our borrowing costs, the effect of which was partially offset by changing the interest rates we charge to borrowers (after swaps). During 2014, the LIBOR rate, which is the basis for the interest payable on both our external debt and on the loans in our loan portfolio decreased, which resulted in a lower net interest margin for our business.

Both 2014 and 2013 were characterized by growth in our loan portfolio as a result of our strategy to expand our shareholder base, principally through additional paid-in capital contributions by several of our existing shareholder countries, as well as the issuance of shares to new shareholder countries. Additionally, the global financial crisis has also increased demand for loans from borrowers in our shareholder countries. These two main

[1]	This information is extracted from official government sources (including but not limited to the ministries of finance of the full member shareholder countries).

drivers led to loan portfolio growth of 6.3% in 2014 compared to 10.1% in 2013. We do not expect that our loan portfolio will be materially affected by the activities of other development banks in the region, since the financing needs of our shareholder countries exceed the current supply of lending resources. We believe that activities of other development banks are complementary to our lending operations.

The decline in global commodity prices, in particular oil, by approximately 51% from June 2014 to the date of this prospectus, has had an impact on some of our shareholder countries. Some countries that are net oil importers have benefited from this price decline, while countries that are net oil exporters have been adversely affected to varying degrees, in some cases significantly, generally corresponding with the importance of the oil and gas sector to the overall economy of the country. Continued low oil prices may result in a downward adjustment of the external risk rating of some of our sovereign borrowers, which may result in an increase in our allowance for loan losses, according to our methodology for determining the allowance for loan losses as explained in “— Income Statement — Provision (Credit) to Allowance for Loan Losses” below.

Critical Accounting Policies

General

Our financial statements are prepared in accordance with U.S. GAAP, which requires us in some cases to use estimates and assumptions that may affect our reported results and disclosures. We describe our significant accounting policies in Note 1 (“Significant Accounting Policies”) to our audited financial statements in this prospectus. We believe that some of the more significant accounting policies we use to present our financial results involve the use of accounting estimates that we consider to be critical because: (1) they require significant management judgment and assumptions about matters that are complex and inherently uncertain; and (2) the use of a different estimate or a change in estimate could have a material impact on our reported results of operations or financial condition.

Specifically, the estimates we use to determine the allowance for loan losses are critical accounting estimates.

Additionally, the fair values for some financial assets and liabilities recorded in our financial statements are determined according to the procedures established by the accounting pronouncement ASC 820. As of the date of this prospectus, we have not changed or reclassified any transaction from one level to another pursuant to the hierarchy reflected in ASC 820, thereby maintaining consistency in the application of accounting principles in this matter.

Income Statement

Interest Income

Three Months Ended March 31, 2015 and 2014. For the three-month period ended March 31, 2015, our interest income was $157.9 million, representing an increase of $21.3 million, or 15.6%, compared to interest income of $136.6 million for the corresponding period in 2014. This increase resulted principally from an increase in the interest income generated by our loan and investment portfolio growth.

2014, 2013 and 2012. For the year ended December 31, 2014, our interest income was $569.7 million, representing an increase of $61.4 million, or 12.1%, compared to interest income of $508.2 million for the year ended December 31, 2013. This increase resulted primarily from the higher yield of liquid assets compared to the corresponding period in 2013. Average market interest rates were lower in 2014, when six-month LIBOR averaged 0.33% per annum compared with 0.41% per annum in 2013, representing a decrease of 19.5% in average six-month LIBOR. Interest income for the year ended December 31, 2013 was $508.2 million, representing a decrease of $11.9 million, or 2.29%, compared to interest income of $520.1 million for the year ended December 31, 2012, such decrease resulted principally from a decrease in market interest rate.

Interest Expense

Three Months Ended March 31, 2015 and 2014. For the three-month period ended March 31, 2015, our interest expense was $79.5 million, representing an increase of $3.3 million, or 4.3%, compared to interest expense of $76.3 million for the corresponding period in 2014. This increase resulted principally from an increase in long-term liabilities in order to match our growth in assets.

2014, 2013 and 2012. For the year ended December 31, 2014, our interest expense was $310.2 million, representing an increase of $12.9 million, or 4.3%, from our interest expense of $297.3 million for the year ended December 31, 2013. This increase resulted primarily from an increase in liabilities to fulfill higher funding requirements related to the growth in the average levels of our loan portfolio compared with 2013, as well as an increase in the funding costs associated with an increase in the average term of our financial liabilities. The average amount of our liabilities increased by 10.1% at December 31, 2014, compared with the average level at December 31, 2013. Interest expense for the year ended December 31, 2013 was $297.3 million, representing an increase of $15.6 million, or 5.5%, from our interest expense of $281.7 million for the year ended December 31, 2012. This increase is attributable to an increase in liabilities to fulfill higher funding requirements caused by the growth in our loan portfolio and our liquidity portfolio. The average amount of our liabilities as of December 31, 2013 rose by 12.6% compared with the average level as of December 31, 2012.

Net Interest Income

Three Months Ended March 31, 2015 and 2014. For the three-month period ended March 31, 2015, our net interest income was $78.4 million, representing an increase of $18.0 million, or 30.0%, compared to net interest income of $60.4 million for the corresponding period in 2014. The net interest income margin was 1.05% for the three-month period ended March 31, 2015, as compared to 0.90% for the corresponding period in 2014, with the change principally owing to an increase in the loan and liquidity portfolios and a lower cost of funding.

2014, 2013 and 2012. For the year ended December 31, 2014, our net interest income was $259.4 million, representing an increase of $48.4 million, or 23.0%, over net interest income of $211.0 million for the year ended December 31, 2013. This increase resulted from higher yield of liquid assets, an increase in the loan portfolio and an important reduction in the margin for new issuances; despite the decrease of the LIBOR rate during the period. Our net interest income for the year ended December 31, 2013 was $211.0 million, representing a decrease of $27.5 million, or 11.5%, from net interest income of $238.5 million for the year ended December 31, 2012. This decrease resulted principally from a combination of a decrease in market interest rates and increase in liabilities to fulfill higher funding requirements. Our net interest income margin was 0.95%, in 2014, compared to 0.88% in 2013 and 1.1% in 2012.

Provision (Credit) to Allowance for Loan Losses

Effective as of September 2013, we implemented an improvement in the determination of the loan loss provision which resulted in a loan loss provision reversal. This determination methodology, which we believe is in line with that of many other supranationals, incorporates recovery rates that differ between sovereign and non-sovereign guaranteed loans.

The credit and provision in the periods described below reflect management’s estimates for both general and specific provisions. The allowance for loan losses is estimated considering the credit risk exposure, probability of default and, beginning December 31, 2013, loss given default, based on external data provided by risk rating agencies, recognizing such effects in profit or loss for the period. We established a specific allowance for loan losses for impaired loans. A loan is considered as impaired when, based on currently available information and events, there exists the probability that we will not recover the total amount of principal and interest as agreed in the terms of the original loan contract. See Note 1g. to our audited financial statements for further information regarding allowance for loan losses calculations.

Three Months Ended March 31, 2015 and 2014. For the three-month period ended March 31, 2015, as a result of the growth of the loan portfolio and changes in the ratings of some of the borrowers provided by risk rating agencies, we recorded a provision to allowance for loan losses of $4.6 million, compared with a credit to allowance for loan losses of $5.3 million for the corresponding period in 2014, when changes in the determination of loan loss provision were implemented. The allowance for loan losses as a percentage of the loan portfolio was 0.3% at March 31, 2015, compared to 0.2% at March 31, 2014.

2014, 2013 and 2012. For the year ended December 31, 2014, we recorded a provision to allowance for loan losses of $21.6 million, representing a decrease of $105.0 million, or 125.8%, compared with our credit to allowance for loan losses of $83.4 million for the corresponding period in 2013. For the year ended December 31, 2013, we recorded a credit to allowance for loan losses of $83.4 million, representing an increase of $78.6 million, or 1,614.6%, compared with our credit to allowance for loan losses of $4.9 million for the corresponding period in 2012. Changes in the provision occurred mainly because of the improvement in determination methodology discussed above.

Non-Interest Income

Our non-interest income consists principally of commissions, dividends and our corresponding share of earnings or losses on equity investments, which are accounted for using the equity method, and other income.

Three Months Ended March 31, 2015 and 2014. For the three-month period ended March 31, 2014, our non-interest income was $3.5 million, representing a decrease of $0.7 million, or 17.9%, compared to non-interest income of $4.2 million for the corresponding period in 2014. This decrease was primarily because of a decrease in income from commissions.

2014, 2013 and 2012. For the year ended December 31, 2014, our total non-interest income was $23.0 million, representing an increase of $7.1 million, or 44.4%, from total non-interest income of $15.9 million for the year ended December 31, 2013. This increase resulted principally from an increase in commissions and other income. Our total non-interest income for the year ended December 31, 2013 represented an increase of $6.6 million or 71.4%, as compared to our total non-interest income of $9.3 million for the year ended December 31, 2012. This increase resulted principally from an increase in commissions and other income, which in turn was mostly due to fluctuations in exchange rates.

Non-Interest Expenses

Our non-interest expenses consist principally of administrative expenses, representing 91.1% and 99.8% of total non-interest expenses for the three-month periods ended March 31, 2015 and March 31, 2014, respectively.

Three Months Ended March 31, 2015 and 2014. For the three-month period ended March 31, 2015, our non-interest expenses were $35.6 million representing an increase of $6.5 million, or 22.3%, compared to total non-interest expenses of $29.1 million for the corresponding period in 2014. The increase resulted principally from an increase in administrative expenses.

For the three-month period ended March 31, 2015, our administrative expenses were $32.5 million, or 0.4% of our total average assets, representing an increase of $3.4 million, or 11.8%, compared to administrative expenses of $29.1 million for the corresponding period in 2014. The increase resulted principally from the business growth and impact of local currency expenses and inflation in Venezuela, where our principal executive offices are located.

2014, 2013 and 2012. For the year ended December 31, 2014, our total non-interest expenses were $124.7 million, representing an increase of $19.0 million, or 18.0%, over total non-interest expenses of $105.7 million for the year ended December 31, 2013. The total non-interest expenses for the year ended December 31, 2013 represented an increase of $13.8 million, or 15.0%, over total non-interest expenses of $91.9 million for the year ended December 31, 2012.

For the year ended December 31, 2014, administrative expenses were $116.7 million, or 0.4% of our total average assets, representing an increase of $12.7 million over administrative expenses of $104.0 million for the year ended December 31, 2013. The increase resulted principally from the growth in our loan portfolio. For the year ended December 31, 2013, administrative expenses were $104.0 million, or 0.4% of our total average assets, representing an increase of $13.0 million over administrative expenses of $91.0 million for the year ended December 31, 2012. The increase resulted principally from the growth in our loan portfolio. Equity investments, which do not have readily determinable fair values and in which we have a participation of less than 20% of the investee’s equity, are required to be recorded at cost according to U.S. GAAP. Also, management is required to assess the value of these investments at least annually and determine whether any value impairment is temporary or other than temporary. Impairment charges must be taken once management has determined that the loss of value is other than temporary. As a result of the analysis of these equity investments, management determined to take $0.0 in impairment charges on any of our equity investments in each of 2013 and 2012; $7.3 million in 2014 and $0.3 million for the three-month period ended March 31, 2015.

Balance Sheet

Total Assets and Liabilities

March 31, 2015. At March 31, 2015, our total assets were $32.4 billion, representing an increase of $1.9 billion, or 6.2%, over total assets of $30.5 billion at December 31, 2014. The increase in assets resulted primarily from an increase in our liquidity and loan portfolios. At March 31, 2015, our total liabilities were $23.6 billion, representing an increase of $1.8 billion, or 8.4%, over total liabilities of $21.7 billion at December 31, 2014. The increase in liabilities resulted primarily from an increase in funding, mainly through bond issuances, as a response to the growth of assets.

2014 and 2013. At December 31, 2014, our total assets were $30.5 billion, representing an increase of $3.1 billion, or 11.2%, over total assets of $27.4 billion at December 31, 2013. The increase in our total assets principally reflected a 22.2% increase in the liquid assets portfolio and a 6.3% increase in the loan portfolio. At December 31, 2014, our total liabilities were $21.7 billion, representing an increase of $2.1 billion, or 10.9%, over total liabilities of $19.6 billion at December 31, 2013. The increase in our total liabilities resulted from higher funding requirements to support a higher level of assets.

Asset Quality

Overdue Loans

March 31, 2015 and December 31, 2014. At each of March 31, 2015 and December 31, 2014, the total principal amount of outstanding overdue loans was $0.0 (not including non-accrual loans in overdue status).

December 31, 2013. There were $0.0 in overdue loans at December 31, 2013.

Impaired Loans and Non-Accrual Loans

March 31, 2015 and December 31, 2014. At each of March 31, 2015 and December 31, 2014, the total principal amount of our impaired loans was $16.5 million, or 0.09% of the total loan portfolio owing to an impairment of two loans to private sector borrowers in Argentina. We consider a loan to be impaired when it is in non-accrual status.

December 31, 2013. There were $0.0 million of loans in non-accrual status at December 31, 2013.

Restructured Loans

March 31, 2015 and December 31, 2014. At December 31, 2014, the total principal amount of outstanding restructured loans was $0.0 million, or 0.0% of the total loan portfolio.

December 31, 2013. At December 31, 2013, the total principal amount of outstanding restructured loans was $8.3 million, or 0.05% of the total loan portfolio, represented one loan to a private sector borrower in Colombia.

Loan Write-offs and Recoveries

March 31, 2015. There were $0.0 in loan write-offs during the three-month period ended March 31, 2015, and there were $0.0 in loan write-offs in the corresponding period of 2014. We booked recoveries of $0.0 during the three-month period ended March 31, 2015 and $0.0 during the corresponding period of 2014.

2014 and 2013. There were $4.1 million of loans written-off in 2014 and $4.1 million of loans written-off in 2013. During 2014 and 2013, we booked recoveries of $0.0 thousand and $78.9 thousand, respectively.

See “Operations of CAF — Asset Quality” for further information regarding our asset quality. See “— Balance Sheet” above for details regarding the distribution of our loans by country and “Operations of CAF — Loan Portfolio” for details regarding the distribution of our loans by economic sector.

Commitments and Contingencies

We enter into commitments and contingencies in the normal course of our business to facilitate our business and objectives. Commitments and contingencies include (1) credit agreements subscribed and pending disbursements, (2) lines and letters of credit for foreign trade, (3) equity investment agreements subscribed and (4) partial credit guarantees. For further discussion of these arrangements, see Note 23 (“Commitments and Contingencies”) to our audited financial statements in this prospectus.

Liquidity

Effective as of September 2014, we updated our liquidity policy, which requires us to maintain sufficient liquid assets to cover at least 12 months of net cash requirements.

Net cash requirements under this new policy are calculated as follows:

(+)	Scheduled loan collections

(+)	Committed paid-in capital payments

(-)	Scheduled debt service

(-)	Committed disbursements

Our investment policy requires that at least 90% of our liquid assets be held in the form of investment grade instruments rated A-/A3/A- or better by a U.S. nationally-recognized statistical rating organization. The remaining portion of our liquid assets may be invested in non-investment grade instruments rated B-/Ba3/B or better by a U.S. nationally-recognized statistical rating organization. Our investment policy emphasizes security and liquidity over yield.

March 31, 2015. At March 31, 2015, our liquid assets consisted of $11.4 billion of cash, time deposits and securities, of which 97.1% were invested in investment grade instruments rated A-/A3/A- or better by a U.S. nationally recognized statistical rating organization, compared to $10.1 billion of cash, time deposits and securities, of which 96.7% was invested in investment grade instruments rated A-/A3/A- or better by a U.S. nationally recognized statistical rating organization, at December 31, 2014. At March 31, 2015, 35.1% of our liquid assets were invested in time deposits in financial institutions, 20.9% in commercial paper, 11.3% in corporate and financial institution bonds, 22.1% in certificates of deposit, 3.3% in U.S. Treasury Notes, 7.3% in other instruments, including deposits in cash.

2014 and 2013. At December 31, 2014, our liquid assets consisted of $10.1 billion of cash, time deposits and securities, of which 96.7% were invested in investment grade instruments rated A-/A3/A- or better by a U.S. nationally-recognized statistical rating organization; 28.3% of our liquid assets were invested in time deposits in financial institutions, 10.6% in commercial paper, 11.7% in corporate and financial institution bonds, 22.3% in certificates of deposit, 18.9% in U.S. Treasury Notes and 8.2% in other instruments including deposits in cash. At December 31, 2013, our liquid assets consisted of $8.3 billion of cash, time deposits and securities, of which 96.4% were invested in investment grade instruments rated A-/A3/A- or better by a U.S. nationally-recognized statistical rating organization, 27.0% of our liquid assets were invested in time deposits in financial institutions, 23.9% in commercial paper, 14.0% in corporate and financial institution bonds, 17.5% in certificates of deposit, 8.1% in U.S. Treasury Notes, 1.6% in bonds of non-U.S. governments and government entities and 7.9% in other instruments, including deposits in cash.

Strategy and Capital Resources

Our business strategy is to provide financing for projects, trade and investment in the shareholder countries. Management expects our assets to grow in the future, which will increase our need for additional funding; likewise, maturing debt obligations will need to be replaced. In addition to scheduled capital increases, management anticipates a need to increase funds raised in the international capital markets and to maintain funding through borrowings from multilateral and other financial institutions. While the substantial majority of our equity will continue to be held by full member shareholder countries, we intend to continue offering equity participation to associated shareholder countries through the issuances of Series “C” shares to such countries. See “Capital Structure”.

We intend to continue our programs to foster sustainable growth within the shareholder countries, and to increase our support for the private sector within its markets, either directly or through financial intermediaries. See “Operations of CAF”.

OPERATIONS OF CAF

CAF’s purpose is to foster and promote economic development, social development and integration within the shareholder countries through the efficient use of financial resources in conjunction with both private sector and public sector entities. To accomplish our objective, we primarily engage in short, medium and long-term loans and guarantees. To a lesser extent, we make limited equity investments in funds and companies, and provide technical and financial assistance, as well as administrative services for certain regional funds.

CAF also provides lending for projects in associated shareholder countries, including but not limited to projects that promote trade or integration with full member shareholder countries.

Business Management of CAF

Our business management is divided into two broad functions: client relationship management and financial management.

Client Relationship Management

Our client relationship management function is conducted by a group of relationship managers and sector and product specialists who are responsible for the development, structuring, appraisal and implementation of our lending activities. Clients are identified through direct contact, referrals from our representative offices and referrals from third parties such as shareholders, multilateral institutions, international financial institutions and other clients.

Our client relationship management function is currently fulfilled by the following five departments, each headed by a Vice President:

•	Country Programs, which is responsible for our relationships with governments, public sector corporations and financial institutions and for the development of a global approach to business activities in each of the shareholder countries;

•	Infrastructure, which is responsible for the financing of public and private infrastructure projects and the analysis of public policies within the different development sectors;

•	Productive and Financial Sectors, which is responsible for our relationships with public and private sector corporations and financial institutions;

•	Social Development, which is responsible for financings and investments in social areas and in micro, small and medium size enterprises; and

•	Energy, which is responsible for the financing of public and private energy projects and the analysis of public policies and market trends within the energy sector.

The client relationship management group is also responsible for reviewing and developing lending policies and procedures and for monitoring the quality of the loan portfolio on an ongoing basis. In these duties, the client relationship management group is assisted by our Credit Administration Office and our Corporate Comptroller Office.

Financial Management

Our financial management group is responsible for managing our funded debt, as well as our liquid assets. This group is responsible for developing, structuring, appraising and implementing our borrowing activities. It is also responsible for reviewing and developing policies and procedures for the monitoring of our financial well-being and for the proper management of liquidity. The financial management group is headed by the Vice President of Finance.

The asset distribution group is a part of the financial management group, and it has two basic responsibilities:

(1) structuring “A/B” loan transactions in which we loan a portion of the total amount and other financial institutions loan the remainder; and

(2) selling loans to international banks interested in increasing their exposure in the shareholder countries.

The staff of our financial management group works in close coordination with our client relationship managers. Our client relationship management group and financial management group are supported by the financial control and budget, human resources, information systems and legal departments.

Loan Portfolio

We extend medium-term and long-term loans to finance both public sector and private sector projects in the shareholder countries, either directly to a project or through a financial intermediary in a shareholder country that lends the funds to the appropriate project. To a lesser extent, we also provide loans to finance trade by and among the shareholder countries. Loans may be used for any component of a project, subject to exceptions relating to, among other things, the acquisition of land and the payment of taxes. We endeavor to concentrate our lending activities on national and multinational economic development projects, especially those involving electricity, gas and water supply, transport or communications in two or more shareholder countries and those that generate foreign exchange.

We provide credit lines to financial institutions in the shareholder countries. The purpose of these credit lines is to enable these institutions to finance projects that fall within our overall objectives, but that are not sufficiently large to justify our being directly involved in the project. The relevant financial institutions are thereby provided with funds that enable them to strengthen their financial resources within parameters previously agreed to with us. Under such multisectoral credit lines, we take the credit risk of the financial intermediary and also have recourse to the underlying borrowers. The financial intermediaries are responsible for repayment of their loans from us regardless of whether the underlying borrower repays the financial intermediary.

We endeavor to strengthen trade by and among shareholder countries and to assist companies in the shareholder countries to access world markets. Our trade-financing activities are complementary to those of the export credit agencies of shareholder countries because we finance qualifying import or export operations, whereas those agencies generally are limited to providing financing only for goods exported from the respective countries. Through trade-financing, we finance the movement of merchandise. We also provide credit support to trade activities through the confirmation of letters of credit in situations where the issuing local bank would not be perceived as sufficiently creditworthy by financial institutions in the beneficiary’s country.

In 1997, we began making a portion of our loans through an “A/B” loan program, where CAF acts as lender of record for the entire loan and sells non-recourse participations in the “B” portion of the loan to financial institutions. The “A” portion of the loan is made directly to the borrower by us. Under the “B” portion, financial institutions provide the funding and assume the credit risk; CAF does not provide funding under the “B” portion and, therefore, does not assume any credit risk. Because we act as the lender of record for the entire loan, thereby operating as the one official lender in the transaction, the borrower receives an interest rate that is generally lower than the rate available in the commercial markets. The lower interest rate is a result, among other factors, of the reduced inherent risk resulting from our status as a multilateral financial institution.

Our loan pricing is typically based on our cost of funds plus a spread to cover operational costs and credit risks. All sovereign-risk loans are made at the same spread for comparable maturities. Generally, our loans are made on a floating interest rate basis. Under certain exceptional circumstances, loans may be made at fixed interest rates, provided that the corresponding funding is obtained at fixed interest rates. We generally charge a loan origination fee up to 0.85% of the total loan amount and a commitment fee equal to 0.35% per annum on undisbursed loan balances. Substantially all loans are denominated in U.S. dollars.

Our policies generally require that loans to public sector entities have the benefit of sovereign guarantees. Exceptions have been made for a few highly-capitalized entities. Loans to private sector entities other than banks generally must have the benefit of bank or other guarantees, or other collateral acceptable to us.

At December 31, 2014, our total assets were $30.5 billion, of which $19.1 billion, or 62.8%, were disbursed and outstanding loans. At December 31, 2014, the “B” loan portion of our “A/B” loan transactions totaled $1.1 billion. The tables on loan exposure that follow reflect only the “A” portion of the respective “A/B” loan transactions since we only assume the credit risk of the “A” loan portion. Our management expects further loan growth to be funded by additional borrowings and deposits, retained earnings and planned capital increases.

Loans to Public and Private Sector Borrowers

Our total loan portfolio outstanding, classified by public sector and private sector borrowers, was as follows:

	At December 31,
	2014		2013	2012
	(in U.S.$ millions)
Public Sector	81.3%	15,564.1	14,974.6	13,823.6
Private Sector	18.7%	3,577.9	3,026.1	2,530.3

	100.0%	19,142.0	18,000.7	16,353.9

Fair value adjustments on hedging activities		2.1	2.6	1.5

Total		19,144.1	18,003.3	16,355.4

Loans by Borrowing Country

Our total loan portfolio outstanding, classified on a country-by-country basis, according to the location of the borrower, was as follows:

	At December 31,
	2014		2013	2012
	(in U.S.$ millions)
Argentina	14.2%	2,718.0	2,457.5	2,114.7
Bolivia	10.0%	1,909.5	1,752.6	1,598.8
Brazil	10.1%	1,932.4	1,654.8	1,252.8
Colombia	9.2%	1,768.6	1,806.3	1,832.3
Ecuador	14.8%	2,824.5	2,735.7	2,648.2
Panama	6.6%	1,254.5	886.7	586.9
Paraguay	1.3%	249.3	189.7	134.5
Peru	12.2%	2,333.1	2.478.1	2,660.3
Uruguay	2.7%	509.2	378.5	331.8
Venezuela	15.7%	3,001.6	2,961.7	2,816.1
Other(1)	3.3%	641.1	699.1	377.5

	100.0%	19,142.0	18,000.7	16,353.9

Fair value adjustments on hedging activities		2.1	2.6	1.5
Total		19,144.1	18,003.3	16,355.4

(1)	Principally loans outside the full member shareholder countries at December 31, 2014.

Loans Approved and Disbursed by Country

Our loan approval process is described under “— Credit Policies”. After approval, disbursements of a loan proceed in accordance with the contractual conditions of the loan agreement.

Set forth below is a table of the amount of loans approved and loans disbursed, classified by country, for each of the years indicated:

	Approved			Disbursed(1)
	2014	2013	2012	2014	2013	2012
	(in U.S.$ millions)
Argentina	674.0	1,099.7	839.3	560.0	585.0	464.0
Bolivia	625.2	684.4	485.1	322.2	322.7	338.1
Brazil	1,903.2	2,234.3	1,903.3	728.1	1,832.5	1,028.1
Colombia	1,552.0	1,563.3	840.6	1,080.7	1,146.4	855.0
Ecuador	799.7	842.8	766.0	636.8	660.7	736.4
Panama	298.8	324.8	328.2	419.9	326.1	255.9
Paraguay	181.1	430.6	188.6	96.0	73.0	46.9
Peru	2,414.9	2,644.3	1,749.1	525.3	1,402.7	617.5
Uruguay	753.6	585.6	728.6	243.9	108.4	9.4
Venezuela	474.7	417.1	327.0	276.4	365.2	358.8
Others(2)	2,047.1	1,274.1	1,118.9	1,218.2	618.5	258.6

Total	11,724.3	12,101.0	9,274.7	6,107.5	7,441.2	4,968.7

(1)	Includes short-term loans in the amounts of $3,058.6 million, $4.602 million and $2,630.0 million for the years ended December 31, 2014, 2013 and 2012, respectively.
(2)	Loans outside the full member shareholder countries at December 31, 2013.

During the year ended December 31, 2014, the increase (decrease) of loan portfolio by country compared to the year ended December 31, 2013 was as follows: Argentina, 10.6%; Bolivia, 9.0%; Brazil, 16.8%; Colombia, -2.1%; Ecuador, 3.2%; Panama, 41.5%; Paraguay 31.4%; Peru, -5.9%; Uruguay, 34.5%; and Venezuela, 1.3%. The growth of the loan portfolio reflects loan approvals as a result of the region’s economic growth during the period and our increased share of infrastructure financings in the region. Loans to associated shareholder countries holding Series “C” shares (as described under “Capital Structure — General”) totaled $641.1 million in 2014, compared to loans to associated shareholder countries holding Series “C” shares totaling $699.1 million and $377.4 million in 2013 and 2012, respectively. Management expects to increase loans to Trinidad and Tobago as a percentage of the total loan portfolio when Trinidad and Tobago fulfills the requirements to become a full member shareholder country.

Management anticipates that our loan portfolio will continue to grow as a result of our strategy to expand our shareholder base, both by issuing shares to new shareholder countries and by additional capital subscriptions by existing shareholder countries, which may result in increased loan demand for projects in such countries.

Distribution of Loans by Industry

At December 31, 2014, our loan portfolio outstanding was distributed by industry as follows:

	Argentina	Bolivia	Brazil	Colombia	Ecuador	Panama	Paraguay	Peru	Uruguay	Venezuela	Others(2)	Total by Sector	% of Total
Agriculture, hunting and forestry	10.2	18.2	35.0	—	—	—	—	—	—	—	—	63.4	0.3%
Exploitation of mines and quarries	—	—	—	—	—	—	—	—	—	—	—	—	0.0%
Manufacturing industry	87.0	—	180.0	5.0	62.6	—	50.0	—	—	—	15.0	399.6	2.1%
Supply of electricity, gas and water	1,535.2	395.5	296.6	155.3	313.8	180.5	20.3	408.0	333.4	2,775.3	199.8	6,613.7	34.6%
Transport, warehousing and communications	822.8	1,211.9	948.0	531.4	722.1	923.1	87.3	1,392.7	162.4	166.6	122.9	7,091.2	37.0%
Financial intermediaries(1)	10.0	105.6	255.0	659.7	54.9	39.8	18.4	292.5	—	3.6	323.5	1,763.0	9.2%
Social and other infrastructure programs	252.8	178.3	97.1	417.3	1.641.4	11.1	73.3	239.8	—	56.2	79.9	3,047.3	15.9%
Other activities	—	—	120.7	—	29.7	—	—	—	13.4	—	—	163.8	0.9%

Total	2,718.0	1,909.5	1,932.4	1,768.7	2,824.6	1,154.5	249.3	2,333.0	509.2	3,001.7	741.1	19,142.0	100.0%

(1)	Multisectoral credit lines to public sector development banks, private banks and other institutions.
(2)	This column includes loans outside the full member shareholder countries at December 31, 2013.

Maturity of Loans

At December 31, 2014, our outstanding loans were scheduled to mature as follows:

	2015	2016	2017	2018	2019	2020-2030
	(in U.S.$ millions)
Principal amount	2,717.5	2,140.3	1,919.1	1,713.7	1,815.1	8,836.3

Ten Largest Borrowers

The following table sets forth the aggregate principal amount of loans to our ten largest borrowers, and the percentage such loans represented of the total loan portfolio, at December 31, 2014:

Borrower	Amount	As a Percentage of Total Loan Portfolio
	(in U.S.$ millions)
Bolivarian Republic of Venezuela	3,001.6	15.7%
Republic of Argentina	2,419.2	12.6%
Republic of Ecuador	2,306.2	12.0%
Plurinational State of Bolivia	1,772.3	9.3%
Republic of Peru	1,665.5	8.7%
Republic of Colombia	815.0	4.3%
Republic of Panama	778.9	4.1%
Estado de Rio de Janeiro	525.9	2.7%
Panama Canal Authority	300.0	1.6%
Bancolombia S.A.	278.5	1.5%

Total	13,863.1	72.5%

Selected Projects

Set out below are examples of projects approved by CAF during 2014 and the respective loan approval amounts.

Argentina

Republic of Argentina/Construction of Aqueduct Colorado River-Bahia Blanca — $150.0 million loan to finance the improvement of the current system for the supply of drinking water services in the Bahia Blanca city and in municipalities located in the province of Buenos Aires close to the city of Buenos Aires.

Bolivia

Plurinational State of Bolivia/Road Program Granados-La Palizada — $75.0 million loan to improve the road infrastructure for the integration of three departments in Bolivia: Cochabamba, Chuquisaca and Santa Cruz.

Brazil

Granol Industria/Corporate Loan — $75.0 million to finance investment projects and improvement of facilities for an agro-industry sector company.

Municipality of Fortaleza/Expansion of the infrastructure and touristic activity of Fortaleza — $250.0 million for the rehabilitation of urban infrastructure on Fortaleza´s historic quarter to develop tourism and improve the socioeconomic conditions of the citizens.

Colombia

Different Commercial Banks/Financial Lines for a total amount of $1,250.0 million to finance investment projects, working capital and investments in capital goods.

Ecuador

Republic of Ecuador/ New educational infrastructure program — $176.0 million loan to finance the inclusion of students in the modern and public educational system of Ecuador.

Panama

Republic of Panama/Aqueducts and drainage system Program-PAYSAN — $100 million loan to improve the supply of basic services in the provinces of Chiriquí, Veraguas, Bocas del Toro and Panama.

Paraguay

Republic of Paraguay/Program for the improvement of roads in the eastern rural areas — $50.0 million loan to finance the improvement of roads in the eastern rural areas of Paraguay to promote access to social services for the population living in extreme poverty.

Peru

Different Commercial Banks/Financial and Corporate Lines for a total amount of $1,440.0 million to finance foreign trade operations, working capital and investments in capital goods.

Republic of Peru/Contingent Credit Line — $700 million loan to support the country’s financing needs in case of possible adverse natural events and for the government’s strategy for management of its public debt, to be used as a preventive instrument in the event it cannot access the international debt markets under conditions consistent with its strategy.

Uruguay

Oriental Republic of Uruguay/Non-revolving contingent line of credit — Renewal of a $400 million loan to support the national government’s strategy for management of its public debt, to be used as a preventive instrument in the event it cannot access the international debt markets under conditions consistent with its strategy.

Venezuela

Bolivarian Republic of Venezuela/Sanitation of Lake of Valencia — $100 million loan to improve the environmental quality in the Lake of Valencia and the water quality in the Pao-Cachinche reservoir, main supplier for the drinking water system in the Central Region.

Other Activities

Treasury Operations

Our investment policy requires that at least 90% of our liquid assets be held in the form of investment grade instruments rated A-/A3/A- or better by a U.S. nationally-recognized statistical rating organization. The remaining portion may be invested in unrated or non-investment grade instruments rated B-/Ba3/B- or better by a U.S. nationally-recognized statistical rating organization. At December 31, 2014, our liquid assets amounted to $10.1 billion of which 28.3% were invested in time deposits in financial institutions, 10.6% in commercial paper, 11.7% in corporate and financial institution bonds, 22.3% in certificates of deposit, 18.9% in U.S. Treasury Notes and 8.2% in other instruments.

Equity Shareholdings

We may acquire equity shareholdings in new or existing companies within the shareholder countries, either directly or through investment funds focused on Latin America. Our equity participation in any one company is limited to 1% of our shareholders’ equity. Our policies do not permit us to be a company’s largest individual shareholder. In addition, the aggregate amount of our equity investments cannot exceed 10% of our shareholders’

equity. At December 31, 2014, the carrying value of our equity investments totaled $292.3 million, representing 3.3% of our shareholders’ equity. At December 31, 2014, 70.5% of our equity portfolio was held through investment funds.

Credit Guarantees

We have developed our credit guarantee product as part of our role of attracting international financing for our shareholder countries. As such, we may offer guarantees of private credit agreements or we may offer public guarantees of obligations of the securities of third party issuers. We generally offer only partial credit guarantees with the intention that private lenders or holders of securities share the risk along with us.

The emphasis of the credit guarantees is to aid in the financing of public sector projects, though we do not have any internal policies limiting our credit guarantees to public sector projects. Also, although we generally intend to guarantee approximately 25% of the financing for a given project, we may guarantee up to the full amount of the financing, subject to our other credit policies. Our internal policies limit the aggregate outstanding amount of our credit guarantees to a maximum amount equivalent to 20% of our total equity. The amount of credit guarantees outstanding was $311.8 million at December 31, 2014. Those credit guarantees represent 3.56% of our total equity and include guarantees issued for a public sector project in Bolivia, a public sector project in Peru and for several private sector companies that are operating in Argentina, Brazil, Mexico, Peru and Uruguay.

Promotion of Regional Development

As part of our role in advancing regional integration, we evaluate on an ongoing basis new investment opportunities intended to benefit the shareholder countries. We also provide technical and financial assistance for the planning and implementation of binational and multinational projects, help obtain capital and technology for these projects and assist companies in developing and implementing modernization, expansion and organizational development programs.

Fund Administration

In 2014, we acted as fund administrator for several funds funded by third parties and by our shareholders, the net assets of which totaled $508.6 million at December 31, 2014. CAF has no residual interest in the net assets of the special funds.

Each year, these funds were usually recapitalized by our shareholders through contributions made from CAF’s prior year’s net income. In 2013, 2012 and 2011, such contributions to these funds were $69.0 million, $120.0 million and $96.5 million from the net income of 2013, 2012 and 2011, respectively. These funds are not part of CAF’s accounts.

In 2014, our Board of Directors approved a change in the methodology for the allocation of resources to the funds. According to this adjustment, as of year-end 2015, the assignation of resources will be registered as expenses.

At December 31, 2014, the principal funds were the Technical Co-operation Fund, the Human Development Fund, the Compensatory Financing Fund, the Fund for the Development of Small and Medium Enterprises, the Latin American Carbon Program, the Fund for the Promotion of Sustainable Infrastructure Projects, and the Cross-Border Cooperation and Integration Fund.

Technical Co-operation Fund

At December 31, 2014, the Technical Co-operation Fund had a balance of $55.9 million. The purpose of this fund is to finance research and development studies that may lead to the identification of project investment opportunities and also, on occasion, to provide grants that are typically less than $100,000 each to facilitate the implementation of those projects.

Human Development Fund

At December 31, 2014, the Human Development Fund had a balance of $15.6 million. This fund is devoted to assisting projects intended to promote sustainable development in socially excluded communities, as well as to support micro-enterprises through the financing of intermediary institutions that offer direct loans to rural and urban micro-entrepreneurs.

Compensatory Financing Fund

At December 31, 2014, the Compensatory Financing Fund had a balance of $330.7 million. This fund was created to provide interest rate compensation when a project providing social or developmental benefits is otherwise unable to sustain market interest rates.

Fund for the Development of Small and Medium Enterprises

At December 31, 2014, the Fund for the Development of Small and Medium Enterprises had a balance of $ 54.8 million. The purpose of this fund is to finance and, in general, support initiatives that aid the development of an entrepreneurial class in our shareholder countries.

Latin American Carbon Program

At December 31, 2014, the Latin American Carbon Program had a balance of $7.2 million. This program is dedicated to the implementation of market mechanisms that allow developing countries to participate in the environmental services market. The program is engaged in the emerging greenhouse gas reductions market in Latin America and the Caribbean through several mechanisms, including those allowed by the Kyoto Protocol.

Credit Policies

The Constitutive Agreement limits the total amount of disbursed and outstanding loans, guarantees and equity investments to 4.0 times stockholders’ equity. Our actual ratio on December 31, 2014 was 2.3 times stockholders’ equity.

We apply commercial banking standards for credit approvals and maintain policies and procedures regarding risk assessment and credit policy. Relationship managers perform an initial screening of each potential client and transaction to ensure that the proposed extension of credit falls within our policies. Proposed project loans are evaluated in accordance with our Operational Policies, which set out detailed eligibility and evaluation guidelines. Loans to a private sector borrower are approved taking into consideration both the individual loan and the total exposure to the borrower.

The Loans and Investments Committee recommends approvals of loans and investments. The members of this Committee are the Vice Presidents, the General Counsel and the Head of Credit Administration. The committee is chaired by the Executive Vice President. The Secretary of the Committee is an officer from the Credit Administration Office. The Executive President, upon the recommendation of the Loans and Investments Committee, may approve (a) loans of up to $75.0 million for sovereign credits, (b) loans of up to $50.0 million for private credits, (c) investments of up to $25.0 million in the case of equity investments, (d) investments of up to 1% of total liquid assets of any issuer (unless the issuer is: (i) at least investment grade, in which case the investment may be up to 5% of the issuer’s total liquid assets, (ii) a government or governmental institution with an investment grade rating of at least AA+, in which case the investment may be up to 7% of the issuer’s total liquid assets, or (iii) the US Treasury or the Bank for International Settlements, in which case CAF’s investment in notes, bills or bonds may be up to 50% of total liquid assets for each issuer), and (e) technical cooperation credits of up to $1.0 million. The Executive Committee of our Board of Directors or the Board of Directors itself may approve (a) loans of up to $150.0 million for sovereign credits, (b) loans of up to $80.0 million for private credits, (c) investments of up to $50.0 million for equity investments, (d) investments of up to 2.5% of the total liquid assets for any issuer (unless the issuer is: (i) at least investment grade, in which case the investment may be up to 10% of the issuer’s total liquid assets, or (ii) a government or governmental institution with an investment grade rating of at least AA+, in which case the investment may be up to 12% of the issuer’s total liquid assets), and (e) technical cooperation credits of up to $2.0 million. Loans and investments in excess of the aforementioned Executive Committee’s limits require the approval of our Board of Directors.

Our policies also impose limitations on loan concentration by country and by type of risk. Loans to entities in any one full member shareholder country may not exceed either 25% of our loan portfolio or 100% of our shareholders’ equity. Aggregate loans to entities in any associated shareholder country currently may not exceed eight times the total of such country’s paid-in capital contribution to us plus any assets entrusted by the country to us under a fiduciary relationship. This limit does not apply to trade loan financing with full member shareholder countries. Additionally, no more than four times the country’s paid-in capital contribution to us plus any assets entrusted to us under a fiduciary relationship may be committed to operations essentially national in character. The same limitation applies to our total loan portfolio in relation to our shareholders’ equity. Loans to a public sector or mixed-capital entity not considered a sovereign risk are limited in the aggregate to 15% of our shareholders’ equity. Additionally, the exposure to any individual private sector entity or to an economic group is limited to 2.35% and 3.5%, respectively, of our total loan portfolio.

Operations in which we extend credit to entities in Series “C” shareholder countries must generally be related to activities of such entities in, or related to, the full member shareholder countries. Notwithstanding the above, the aggregate total of outstanding loans in all such countries may not exceed 15% of CAF’s total loan portfolio.

Our policies permit us to provide up to 100% of the total project costs with respect to short-term loans. For medium-and long-term loans, we determine the appropriate level of financing on a case-by-case basis; however, limited-recourse financing in such loans may not exceed 50% of project costs. In practice, however, we typically limit our loans to a smaller percentage of total project costs and generally require a larger percentage of financial support by the borrower than required by our credit policies.

Asset Quality

We classify a loan as overdue whenever payment is not made on its due date. We charge additional interest on the overdue payment from the due date and immediately suspend disbursements on all loans to the borrower and to any other borrowers of which the overdue borrower is a guarantor. The entire principal amount of a loan is placed in non-accrual status when collection or recovery is doubtful or when any payment, including principal, interest, fees or other charges in respect of the loan, is more than 90 days overdue in the case of a private sector loan or more than 180 days overdue in the case of a public sector loan. Interest and other charges on non-accruing loans are included in income only to the extent that payments have actually been received by us.

At December 31, 2014, there were $0.0 of loans overdue and $16.5 million of loans in non-accrual status. At December 31, 2013, there were $0.0 of overdue loans and $0.0 of loans in non-accrual status. For the years ended December 31, 2014 and 2013, there were $0.0 and $0.0, respectively, of overdue interest or other charges in respect of non-accrual status loans excluded from net income.

At December 31, 2014, there were $4.1 million of loan write-offs. We have not suffered any individually significant losses on our loan portfolio. Although our loans do not enjoy any legal preference over those of other creditors, we do enjoy a de facto preferred creditor status arising from our status as a multilateral financial institution and from the interest of our borrowers in maintaining their credit standing with us. Although some of our shareholder countries have restructured their sovereign debt obligations, none of them have ever defaulted on their debt obligations to CAF.

Quality of Loan Portfolio

The following table shows our overdue loan principal, loans in non-accrual status, and the total allowance for loan losses and their percentages of our total loan portfolio at the respective dates indicated, as well as loans written-off during each period.

	At December 31,
	2014	2013	2012
	(in U.S.$ millions)
Total loan portfolio	19,144.1	18,000.7	16,353.4
Overdue loan principal	—	—	—
Loans in non-accrual status	16.5	—	7.9
Loans written-off during period	4.1	4.1	—
Allowance for loan losses	55.8	38.3	125.8
Overdue principal payment as a percentage of loan portfolio (excluding non-accrual loans)	0,00%	0,00%	0.0%
Non-accrual loans as a percentage of loan portfolio	0.09%	0.00%	0.05%
Allowance for loan losses as a percentage of loan portfolio	0.3%	0.2%	0.8%

FUNDED DEBT

Funding Strategy

We raise funds for operations primarily in the international financial markets, although a relatively small part is raised within our shareholder countries. Our strategy with respect to funding, to the extent possible under prevailing market conditions, is to match the maturities of our liabilities to the maturities of our loan portfolio. In order to diversify our funding sources and to offer potential borrowers a wide range of credit facilities, we raise funds through bond issues in both the shareholder countries and the international capital markets. We also take deposits and obtain loans and credit lines from central banks, commercial banks and, to the extent of imports related to projects funded by us, export credit agencies.

Within the shareholder countries, we raise funds from central banks and financial institutions and by means of regional bond issues. Outside Latin America and the Caribbean, we obtain funding from public sector development and credit agencies, from development banks, from various North American, European and Asian commercial banks, from capital markets and from the U.S. and European commercial paper markets.

Sources of Funded Debt

The breakdown of our outstanding funded debt, both within and outside the shareholder countries, at each of the dates indicated below was as follows:

	At December 31,
	2014	2013	2012
	(in U.S.$ millions)
Within the shareholder countries:
Term deposits	3,696.5	3,263.7	3,121.8
Loans and lines of credit	57.1	46.7	26.6
Bonds	243.0	349.8	450.6

	3,992.9	3,660.2	3,599.0
Outside the shareholder countries:
Deposits, acceptances and advances, commercial paper and repurchase agreements	1,853.3	2,936.5	3,174.9
Loans and lines of credit	1,444.1	1,576.2	1,346.2
Bonds	13,645.5	10,622.6	8,601.7

	16,946.6	15,135.3	13,122.8

	20,939.5	18,795.5	16,721.8
Variation effect between spot and original FX rate	(719.2)	60.3	111.6

Fair value adjustments on hedging activities	704.1	165.8	597.4

Total	20,924.4	19,021.6	17,430.8

Maturity of Funded Debt

The breakdown of our outstanding funded debt, by instrument and maturity, at each of the dates indicated below was as follows:

	At December 31,
	2014	2013	2012
	(in U.S.$ millions)
Term deposits:
Up to 1 year	3,696.5	3,263.7	3,121.8
Acceptances, advances and commercial paper and repurchase agreements:
Up to 1 year	1,853.3	2,936.5	3,174.9
Loans and lines of credit:
Up to 1 year	246.0	467.8	103.0
Between 1 and 3 years	547.1	479.7	703.6
Between 3 and 5 years	297.9	261.1	258.6
More than 5 years	410.2	414.3	307.7

	1,501.2	1,622.9	1,372.9
Bonds:
Up to 1 year	1,264.5	942.4	763.7
Between 1 and 3 years	3,647.5	2,826.7	2,011.2
Between 3 and 5 years	2,252.4	2,203.9	2,037.0
More than 5 years	6,724.1	4,999.4	4,240.4

	13,888.5	10,972.4	9,052.3
Totals:
Up to 1 year	7,060.3	7,610.4	7,163.4
Between 1 and 3 years	4,194.7	3,306.4	2,714.8
Between 3 and 5 years	2,550.2	2,465.0	2,295.6
More than 5 years	7,134.3	5,413.7	4,548.1

	20,939.5	18,795.5	16,721.9
Variation effect between spot and original FX rate	(719.2)	60.3	111.6
Fair value adjustments on hedging activities	704.1	165.8	597.4

Total	20,924.4	19,021.6	17,430.9

Our financial liabilities are primarily U.S. dollar-based: 63.2% of our total financial liabilities, or 99.0% of financial liabilities after swaps, were denominated in U.S. dollars at December 31, 2014. The principal amount of non-U.S. dollar financial liabilities outstanding at December 31, 2014 included 2,658.7 million Euros, 35,200.0 million Yen, 1,930.0 million Swiss Francs, 1.1 million Canadian Dollars, 221,750.0 million Colombian Pesos, 2,995.0 million Hong Kong Dollars, 1,335.1 million Mexican Pesos, 172.0 million Peruvian Nuevos Soles, and 600 million Chinese Yuan; all of these non-U.S. dollar financial liabilities are swapped or otherwise hedged into U.S. dollars.

DEBT RECORD

We have never defaulted on the payment of principal of, or premium or interest on, any debt security we have issued, and we have always met all of our debt obligations on a timely basis.

ASSET AND LIABILITY MANAGEMENT

We reduce our sensitivity to interest rate risk by extending our loans on a floating rather than a fixed interest rate basis. As a result, at December 31, 2014, 99.8% of our outstanding loans were based on LIBOR and subject to interest rate adjustments at least every six months. The liabilities that fund these loans are also contracted at, or swapped into, floating interest rates. When we make loans at fixed interest rates, we also obtain the corresponding funding on a fixed interest rate basis.

We require that counterparties with which we enter into swap agreements be rated “A+/A1” or better by two U.S. nationally recognized statistical rating organizations or have signed a credit support agreement (resulting in the corresponding exchange of collateral), at the time of entering into the swap agreement. At December 31, 2014, we were party to swap agreements with an aggregate notional amount of $13.6 billion.

We seek, to the extent possible under prevailing market conditions, to match the maturities of our liabilities to the maturities of our loan portfolio. At December 31, 2014, the weighted average life of our financial assets was 4.1 years and the weighted average life of our financial liabilities was 5.2 years. Based on our asset and liability structure at December 31, 2014, we have a positive cumulative gap over a 10 year horizon. This positive gap denotes asset sensitivity, which means that decreases in the general level of interest rates should have a negative effect on our net financial income and, conversely, increases in the general level of interest rates should have a positive effect on our net financial income.

Our management expects the weighted average life of our financial assets to increase gradually, as we make more long-term loans for infrastructure development and similar purposes. At the same time, our management expects that the weighted average life of our liabilities will also increase as a result of our strategy of increasing our presence in the international long-term bond market as market conditions permit.

At December 31, 2014, approximately 99.8% of our assets and 63.2% of our liabilities were denominated in U.S. dollars, with the remainder of our liabilities being denominated principally in Euro, Yen, Hong Kong Dollar, Chinese Yuan and Swiss Francs, which liabilities were swapped. After swaps, 99.0% of our liabilities were denominated in U.S. dollars. Generally, funding that is contracted in currencies other than the U.S. dollar is swapped into U.S. dollars. In some cases, we extend our loans in the same non-U.S. dollar currencies as debt is incurred in order to minimize exchange risks. Our shareholders’ equity is denominated entirely in U.S. dollars.

Our treasury asset and liability management involves managing liquidity, funding, interest rate and exchange rate risk arising from non-trading positions through the use of on-balance sheet instruments. Our external asset managers use derivatives to hedge the interest and exchange rate risk exposures of our non-U.S. dollar denominated investments. Our policy is that our total exposure on trade derivatives should not exceed 3% of liquid investments. See Note 20 (“Derivative Financial Instruments and Hedging Activities”) to our audited financial statements in this prospectus.

ADMINISTRATION

We are governed and administered by the bodies and officials detailed below:

Shareholders’ General Meeting

The shareholders’ general meeting is the ultimate decision-making body within CAF. Shareholders’ general meetings can be ordinary or extraordinary and are governed by the requirement for the presence of a quorum and compliance with other conditions set out in the Constitutive Agreement.

Shareholders’ ordinary general meetings are held once a year, within 90 days of the close of the financial year, and are convened by the Executive President. The shareholders’ ordinary general meeting:

(1) considers the Board of Directors’ annual report and our financial statements, receives the independent auditors’ report and allocates our net income;

(2) constitutes special funds for particular purposes;

(3) elects the Board of Directors according to the Constitutive Agreement;

(4) appoints external auditors;

(5) determines compensation for the Board of Directors and the external auditors; and

(6) may consider any other matter expressly submitted to it which is not within the purview of any other body of CAF.

Shareholders’ extraordinary general meetings may be convened after a call has been made at the initiative of the Board of Directors, or the Executive President, or at least 40% of Series “A” shareholders or any shareholders representing at least 25% of paid-in capital. The shareholders’ extraordinary general meeting may:

(1) increase, reduce or replenish our capital in accordance with the Constitutive Agreement;

(2) dissolve CAF;

(3) change the headquarters of CAF when the Board of Directors so proposes; and

(4) consider any other matter that has been expressly submitted to it that is not within the purview of any other body of CAF.

Resolutions before shareholders’ ordinary general meetings are passed by the votes of at least 60% of Series “A” shareholders, together with a majority of the votes of the other shares represented at the meeting. Resolutions passed at shareholders’ extraordinary general meetings (including a decision to dissolve CAF) require the votes of 80% of Series “A” shareholders, together with a majority of the votes of the other shares represented at the meeting, except for resolutions concerning modifications to the structure of the Board of Directors in which case an affirmative vote of all Series “A” shareholders is required, together with a majority of the votes of the other shares represented at the meeting. In the event of adjournment for lack of a quorum, which consists of at least 80% of Series “A” shareholders and a simple majority of the other shareholders, at either an ordinary or extraordinary general meeting, two Series “A” shareholders, plus a majority of the other shares represented at the meeting, may deliberate and approve decisions at a reconvened meeting.

Board of Directors

Our Board of Directors is composed of 18 directors, each of whom is elected for a term of three years and may be re-elected. Each of the Series “A” shareholders is represented by one director. Five directors represent the governments or governmental institutions holding Series “B” shares and one director represents the private financial institutions holding Series “B” shares. Holders of Series “C” shares are entitled to elect two directors. In the event of a vacancy in a director position, the corresponding alternate director serves as director until such vacancy has been filled. Responsibilities of our Board of Directors include:

(1) establishing and directing our credit and economic policies;

(2) approving our budget;

(3) approving our borrowing limits;

(4) approving credits granted by us in excess of a specified limit;

(5) establishing or modifying internal regulations; and

(6) appointing the Executive President.

All of our directors are non-executive. As of the date of this prospectus, the composition of the Board of Directors was as follows:

Directors (and their Alternates) representing Series “A” shareholders:

Argentina	Axel Kicillof (Julio Miguel De Vido)	Minister of Economics and Public Finance (Minister of Federal Planning, Public Investments and Services)
Bolivia	René Gonzalo Orellana Halkyer (Harley Rodríguez Téllez)	Minister of Development Planning (Vice Minister of Public Investment and External Financing)
Brazil	Nelson Barbosa (Claudio Alberto Castelo Branco Puty)	Minister of Planning, Budget and Process (Secretary of International Affairs from the Ministry of Planning, Budget and Process)
Colombia	Mauricio Cardenas (Cecilia Álvarez Correa)	Minister of Treasury and Public Credit (Minister of Commerce, Industry and Tourism)
Ecuador	María Soledad Barrera	President of the Board of Directors of Corporación Financiera Nacional
	(Xavier Reyes)	(Sub-General Manager of Corporación Financiera Nacional)
Panama	Dulcidio de La Guardia (Iván Zarak)	Minister of Economics and Finance (Vice Minister of Finance)
Paraguay	Santiago Peña Palacios (Daniel Correa)	Minister of Treasury (Vice Minister of Economy)
Peru	Alonso Segura Vasi (Carlos Augusto Oliva Neyra)	Minister of Economy and Finance (Vice Minister of Treasury)
Uruguay	Danilo Astori (Mario Bergara)	Minister of Economy and Finance (President of Banco Central del Uruguay)
Venezuela	Rodolfo Marco Torres	Minister of the Popular Power of Economy, Finance and Public Banking
	(Simón Alejandro Zerpa Delgado)	(President of Banco de Desarrollo Económico y Social of Venezuela — BANDES)

Directors (and their Alternates) representing Series “B” shareholders:

Bolivia	Luis Alberto Arce	Minister of Economy and Finance
	(Roger Edwin Rojas Ulo)	(Vice Minister of Treasury and Public Credit)
Colombia	José Dario Uribe	General Manager of Banco de la República
	(Simón Gaviria)	(General Director of the National Planning Department)
Ecuador	Fausto Herrera	Minister of Finance
	(Mateo Villalba)	(President of the Board of Directors of Banco Central del Ecuador)
Peru	Jorge Luis Ramos	General Manager of Corporación Financiera de Desarrollo (COFIDE)
	(José Gasha)	(Vice Minister of Economy)
Venezuela	Simón Alejandro Zerpa Delgado	President of Banco de Desarrollo Económico y Social of Venezuela — BANDES
	(Vanessa Avendaño)	(Executive Vice President of Banco de Desarrollo Económico y Social of Venezuela — BANDES)
Private Financial Institutions	Francisco Ortega	President of the Board of Directors of Banco del Pacífico S.A. del Ecuador
	(Carlos González-Taboada)	(Vice President of the Board of Directors and General Manager of Scotiabank Peru)

The directors representing the Series “C” shareholders are Luis de Guindos Jurado, Minister of Economy and Competitiveness for Spain and Luis Videgaray, Secretary of Treasury and Public Credit for Mexico. Their alternates are Simón Lizardo Mezquita, Minister of Treasury for the Dominican Republic, and Eduardo Bitran Colodro, Executive Vice President of Corporación de Fomento de la Producción for Chile, respectively.

The business address of each of the directors and each of the alternate directors listed above is Torre CAF, Piso 9, Avenida Luis Roche, Altamira, Caracas, Venezuela.

Our Board of Directors annually elects a Chairman to preside over the meetings of the Board of Directors and the shareholders’ general meeting. Rodolfo Marco Torres is the current Chairman until March 31, 2016.

Executive Committee

The Board of Directors delegates certain functions, including credit approvals within specified limits, to the Executive Committee. This Committee is composed of one director from each full member shareholder country, plus one director representing all of the Series “C” shareholders, and CAF’s Executive President, who presides over the Committee unless the Chairman of the Board of Directors is part of the Committee, in which case he or she will preside.

Executive President

The Executive President is our legal representative and chief executive officer. He is empowered to decide all matters not expressly reserved to the shareholders’ general meeting, the Board of Directors or the Executive Committee. The Executive President is elected by the Board of Directors for a period of five years and may be re-elected.

Our Executive President, L. Enrique García, was re-elected in November 2011 for a fifth five-year term that will expire in December 2016. Before becoming our Executive President in November 1991, Mr. García was Minister of Planning and Coordination and Head of the Economic and Social Cabinet in his native Bolivia. Between 1989 and 1991, he represented Bolivia as Governor to the World Bank, the Inter-American

Development Bank (“IADB”) and as a member of the Development Committee of the World Bank. He was also Chairman of the Board of Directors of CAF from 1990 to 1991. Previously, Mr. García held senior positions during a 17 year tenure at the IADB, including Treasurer.

Officers

L. Enrique García	Executive President and Chief Executive Officer
Luis Enrique Berrizbeitia	Executive Vice President
Lilliana Canale	Corporate Vice President of Country Programs
Antonio Juan Sosa	Corporate Vice President of Infrastructure
Gustavo Ardila	Corporate Vice President of Productive and Financial Sectors
Hamilton Moss de Souza	Corporate Vice President of Energy
Hugo Sarmiento Kohlenberger	Corporate Vice President of Finance and Chief Financial Officer
José Carrera	Corporate Vice President of Social Development
Ricardo Sigwald	General Counsel
Marcelo Zalles	Controller

Employees

At December 31, 2014, we employed 486 professionals and 115 support staff. The senior positions of Executive Vice President, Vice President of Finance, Vice President of Country Programs, Vice President of Infrastructure, Vice President of Productive and Financial Sectors, Vice President of Development Strategies and Public Policies, Vice President of Social and Environmental Development, and Vice President of Energy are appointed by the Executive President, subject to ratification by the Board of Directors.

Our management believes that the salaries and other benefits of our professional staff are competitive and that the local support staff is paid at levels above the prevailing local rates. Although we are not subject to local labor laws, we provide our employees with benefits and safeguards at least equivalent to those required under the law of the country where they normally work and reside. We offer technical and professional training opportunities through courses and seminars for our employees. Management considers its relationship with CAF’s employees to be good. There is no employee union and there have been no strikes in the history of CAF.

THE FULL MEMBER SHAREHOLDER COUNTRIES

Certain of the following information has been extracted from publicly available sources. We have not independently verified this information.

The region occupied by the full member shareholder countries is bordered by the Atlantic Ocean on the east, the Caribbean Sea on the north and the Pacific Ocean on the west, and covers approximately 13.245 million square kilometers in South America (approximately 74% of the South American continent).

Selected Demographic and Economic Data*

The following table presents selected demographic and economic data for the full member shareholder countries for the years indicated:

	Argentina	Bolivia	Brazil	Colombia	Ecuador	Panama	Paraguay	Peru	Uruguay	Venezuela
Population (in millions)(1)
2014	41.8	10.8	202.0	48.9	16.0	3.9	6.9	30.8	3.4	30.9
2013	41.4	10.7	200.4	48.3	15.7	3.9	6.8	30.4	3.4	30.4
2012	41.1	10.5	198.7	47.7	15.5	3.8	6.7	30.0	3.4	30.0

	Argentina	Bolivia	Brazil	Colombia	Ecuador	Panama	Paraguay	Peru	Uruguay	Venezuela
GDP (U.S.$) in millions)(2)
2014	540,164	34,425	2353,025	384,901	100,755	43,784	29,704	202,948	55,143	205,787
2013	622,054	30,824	2391,029	378,415	94,473	40,393	28,334	202,394	55,708	218,433
2012	607,596	27,265	2412,024	369,789	87,623	35,938	24,937	192,73	50,005	298,38

GDP per capita (U.S.$)(2)
2014	12,873.16	3,061.00	11,604.47	8,075.64	6,286.43	11,147.32	4,304.56	6,458.29	16,198.55	6,756.62
2013	14,992.20	2,792.90	11,893.71	8,030.72	5,988.86	10,489.60	4,175.51	6,540.28	16,421.39	7,284.71
2012	14,809.15	2,517.32	12,106.00	7,938.46	5,645.48	9,488.60	3,736.95	6,324.50	14,791.87	10,108.76

Gross reserves (excluding gold) (U.S.$ in millions)(1)(3)
2014	29,016.97	13,480.89	360,964.73	46,408.09	3,484.14	4,032.20	6,668.90	61,185.27	17,544.79	—
2013	28,143.04	12,782.73	356,214.15	42,757.94	3,328.04	2,847.99	5,555.58	64,423.24	16,270.62	6,038.03
2012	39,920.30	11,659.29	369,565.97	36,444.02	1,079.96	2,466.27	4,556.61	62,300.32	13,590.87	9,900.15

Customer price index growth(1)(3)
2014	24.0%	5.2%	7.2%	3.7%	4.2%	2.6%	4.2%	3.2%	8.3%	68.5%
2013	11.0%	6.5%	5.9%	1.9%	2.7%	4.0%	3.7%	2.9%	8.5%	52.7%
2012	10.8%	4.5%	5.8%	2.4%	4.6%	5.7%	4.0%	2.6%	7.5%	19.5%

	Argentina	Bolivia	Brazil	Colombia	Ecuador	Panama	Paraguay	Peru	Uruguay	Venezuela
Exports of Goods (f.o.b.) (U.S.$ in millions)(1)(4)
2014	71,935.0	12,265.8	220,297.2	56,982.0	26,604.0	26,300.1	13,116.8	39,326.4	10,420.6	74,846.0
2013	81,660.0	11,656.7	242,200.0	60,281.1	25,685.0	27,010.2	13,604.7	42,474.2	10,317.4	88,962.0
2012	80,246.0	11,814.6	242,580.0	61,604.1	23,632.0	28,159.5	11,653.6	46,366.6	9,915.8	97,340.0

Import of Goods (f.o.b.) (U.S.$ in millions)(1)(4)
2014	65,249.0	10,534.5	229,060.1	61,676.1	26,672.3	28,455.7	12,079.2	40,806.5	11,433.7	39,040.0
2013	70,541.0	9,337.7	239,600.0	57,100.9	26,175.8	28,928.4	11,942.4	42,216.6	11,596.0	53,023.0
2012	65,088.0	8,590.1	223,142.0	56,648.3	24,806.0	29,878.3	11,082.8	41,135.0	12,277.0	59,339.0

(1)	This information is extracted from the World Bank’s World Development Indicators (WDI) and the Statistical Year Book 2013 of Economic Commission for Latin America and Caribbean (ECLAC).
(2)	Source: IMF database April 2015
(3)	End of period.
(4)	Free on Board.

DESCRIPTION OF THE DEBT SECURITIES

The following description sets forth certain general terms and provisions of the debt securities to which any prospectus supplement may relate. The particular terms of the debt securities being offered and the extent to which such general provisions may apply will be described in a prospectus supplement relating to such debt securities.

The debt securities will be issued pursuant to a fiscal agency agreement, dated as of March 17, 1998, between CAF and The Bank of New York Mellon (as successor in interest to JPMorgan Chase Bank), as fiscal agent. The following statements briefly summarize some of the terms of the debt securities and the fiscal agency agreement (a copy of which has been filed as an exhibit to the registration statement). These statements do not purport to be complete and are qualified in their entirety by reference to all provisions of the fiscal agency agreement and such debt securities.

General

The debt securities will constitute our direct, unconditional, unsecured and general obligations. The debt securities will rank equally with all of our other unsecured Indebtedness. “Indebtedness” means all of our indebtedness in respect of monies borrowed by us and guarantees given by us for monies borrowed by others.

The accompanying prospectus supplement will describe the following terms of the debt securities, as applicable:

(1)	the title;

(2)	the price or prices at which we will issue the debt securities;

(3)	any limit on the aggregate principal amount of the debt securities or the series of which they are a part;

(4)	the currency or currency units for which the debt securities may be purchased and in which payments of principal and interest will be made;

(5)	the date or dates on which principal and interest will be payable;

(6)	the rate or rates at which any of the debt securities will bear interest, the date or dates from which any interest will accrue, and the record dates and interest payment dates;

(7)	the place or places where principal and interest payments will be made;

(8)	the time and price limitations on redemption of the debt securities;

(9)	our obligation, if any, to redeem or purchase the debt securities at the option of the holder;

(10)	the denominations in which any of the debt securities will be issuable, if other than denominations of $1,000;

(11)	if the amount of principal or interest on any of the debt securities is determinable according to an index or a formula, the manner in which such amounts will be determined;

(12)	whether and under what circumstances we will issue the debt securities as global debt securities; and

(13)	any other specific terms of the debt securities.

Certain debt securities will be treated for United States federal income tax purposes as original issue discount notes (“Discount Notes”) if the excess of the debt security’s “stated redemption price at maturity” over its issue price is more than a “de minimis amount” (as defined for United States federal income tax purposes). If applicable, the prospectus supplement will describe the United States federal income tax consequences of the ownership of Discount Notes and any special rules regarding debt securities.

Denominations, Registration and Transfer

The debt securities of each series will be issuable only in fully registered form, without coupons, and, unless otherwise specified in the prospectus supplement, only in denominations of $1,000 and integral multiples thereof.

At the option of the holder, subject to the terms of the fiscal agency agreement and the limitations applicable to global debt securities, debt securities of each series will be exchangeable for other debt securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount.

Debt securities may be presented for exchange and for registration of transfer in the manner, at the places and subject to the restrictions set forth in the debt securities and as summarized in the prospectus supplement. Such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the terms of the debt securities.

If any definitive notes are issued and at that time the notes are listed on the Luxembourg Stock Exchange, we will appoint a transfer agent in Luxembourg, which we anticipate being the same entity that serves as our Luxembourg paying agent. In such circumstances, transfers or exchanges of any definitive notes may be made at the office of our Luxembourg transfer agent (in addition to the corporate trust office of the fiscal agent).

Global Debt Securities

Some or all of the debt securities of any series may be represented, in whole or in part, by one or more global debt securities that will have an aggregate principal amount equal to that of the debt securities they represent. If applicable, each global debt security will be:

(1)	registered in the name of a depositary or its nominee identified in the prospectus supplement;

(2)	deposited with the depositary or nominee or the depositary’s custodian; and

(3)	printed with a legend regarding the restrictions on exchanges and registration of transfer of the security, and any other matters required by the fiscal agency agreement and the terms of the debt securities and summarized in the prospectus supplement.

Payment and Paying Agent

Unless otherwise indicated in the prospectus supplement, we will make payments of principal and interest on debt securities:

(1)	through the fiscal agent;

(2)	to the person in whose name the debt securities are registered at the close of business on the regular record date for the payments; and

(3)	at the office of the paying agent or agents designated by us; unless

•	at our option, payment is mailed to the registered holder, or

•	at the request of a registered holder of more than $1,000,000 principal amount of the securities, payment is made by wire transfer.

Unless otherwise indicated in the prospectus supplement, our sole paying agent for payments on the debt securities will be the corporate trust office of the fiscal agent in The City of New York.

Any monies we pay to our fiscal agent or any paying agent for the payment of the principal of or interest on any debt securities that remains unclaimed at the end of two years after such principal or interest has become due and payable will be repaid to us by such agent. Upon such repayment, all liability of our fiscal agent or any paying agent with respect to such monies shall thereupon cease, without, however, limiting in any way our unconditional obligation to pay principal of or any interest on the debt securities when due.

Negative Pledge

As long as any of the debt securities are outstanding and unpaid, but only up to the time amounts sufficient for payment of all principal and interest have been placed at the disposal of the fiscal agent, we will not cause or permit to be created on any of our property or assets any mortgage, pledge or other lien or charge as security for any bonds, notes or other evidences of indebtedness heretofore or hereafter issued, assumed or guaranteed by us for money borrowed (other than purchase money mortgages, pledges or liens on property purchased by us as security for all or part of the purchase price thereof), unless the debt securities are secured by such mortgage, pledge or other lien or charge equally and ratably with such other bonds, notes or evidences of indebtedness.

Default; Acceleration of Maturity

Each of the following will constitute an “event of default” with respect to the debt securities of any series:

(1)	a failure to pay any principal of or interest on any debt securities of that series when due and the continuance of the failure for 30 days;

(2)	a failure to perform or observe any material obligation under or in respect of any debt securities of that series or the fiscal agency agreement and the continuance of the failure for a period of 90 days after written notice of the failure has been delivered to CAF and to the fiscal agent by the holder of any debt security of that series;

(3)	a failure to pay any amount in excess of $20,000,000 (or its equivalent in any other currency or currencies) of principal or interest or premium in respect of any indebtedness incurred, assumed or guaranteed by CAF as and when such amount becomes due and payable and the continuance of the failure until the expiration of any applicable grace period or 30 days, whichever is longer; or

(4)	the acceleration of any indebtedness incurred or assumed by CAF with an aggregate principal amount in excess of $20,000,000 (or its equivalent in any other currency or currencies) by any holder or holders thereof.

If an event of default occurs with respect to the debt securities of any series at the time outstanding, each holder of any debt security of that series may, by written notice to CAF and the fiscal agent, declare the principal of and any accrued interest on all the debt securities of that series held by it to be, and the principal and accrued interest shall thereupon become, immediately due and payable, unless prior to receipt of the notice by CAF all events of default in respect of such series of debt securities are cured. If all the events of default are cured following the declaration, the declaration may be rescinded by any such holder with respect to the previously accelerated series of debt securities upon delivery of written notice of the rescission to CAF and the fiscal agent.

Additional Payments by CAF

All amounts payable (whether in respect of principal, interest or otherwise) in respect of the debt securities will be made free and clear of and without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of any of the full member shareholder countries or any political subdivision thereof or any authority or agency therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. In that event, we will pay such additional amounts as may be necessary in order that the net amounts receivable by the holder of debt securities of any series after the withholding or deduction will equal the respective amounts that would have been receivable by the holder in the absence of the withholding or deduction, except that no additional amounts will be payable in relation to any payment in respect of any debt security:

(1)	to, or to a third party on behalf of, a holder of a debt security of any series who is liable for such taxes, duties, assessments or governmental charges in respect of such debt security by reason of his having some connection with any of the full member shareholder countries other than the mere holding of the debt security; or

(2)	presented for payment more than 30 days after the “Relevant Date” (as defined in the next paragraph), except to the extent that the relevant holder would have been entitled to the additional amounts on presenting the same for payment on the expiry of the period of 30 days.

As used in this prospectus, the “Relevant Date” means, in respect of any payment, the date on which such payment first becomes due and payable, but if the full amount of the moneys payable has not been received by the fiscal agent on or prior to the due date, it means the first date on which, the full amount of the moneys having been so received and being available for payment to holders of debt securities of any series, notice to that effect will have been duly published as set forth below under “— Notices”.

Modification and Amendment

Each and every holder of the debt securities in a series must consent to any amendment of a provision of the debt securities or the fiscal agency agreement that would:

(1)	change the due date of the principal of or interest on any series of debt securities; or

(2)	reduce the principal amount, interest rate or amount payable upon acceleration of the due date of the debt securities of a series; or

(3)	change the currency or place of payment of principal of or interest on the debt securities of a series; or

(4)	reduce the proportion of the principal amount of the debt securities of a series that must be held by any of the holders to vote to amend or supplement the terms of the fiscal agency agreement or the debt securities; or

(5)	change our obligation to pay additional amounts.

We may, however, with the written consent of the holders of 66 2/3% of the principal amount of the debt securities of a series, modify any of the other terms or provisions of the debt securities of that series or the fiscal agency agreement (as it applies to that series). Also, we and the fiscal agent may, without the consent of the holders of the debt securities of a series, modify any of the terms and conditions of the fiscal agency agreement and the debt securities of that series, for the purpose of:

(1)	adding to our covenants for the benefit of the holders of the debt securities; or

(2)	surrendering any right or power conferred on CAF; or

(3)	securing the debt securities of that series; or

(4)	curing any ambiguity or correcting or supplementing any defective provision of the fiscal agency agreement or the debt securities; or

(5)	for any purpose that CAF deems necessary or desirable that does not adversely affect the interests of the holders of the debt securities of that series in any material respect.

Notices

All notices will be delivered in writing to each holder of the debt securities of any series. If at the time of such notice the debt securities of a series are represented by global debt securities, the notice shall be delivered to the applicable depositary for such securities and shall be deemed to have been given three business days after delivery to such depositary. If at the time of the notice the debt securities of a series are not represented by global debt securities, the notice shall be delivered to the registered holders of the debt securities of the series and in that case shall be deemed to have been given three business days after the mailing of the notice by first class mail.

Further Issues

We may from time to time without the consent of holders of the debt securities create and issue further debt securities so as to form a single series with an outstanding series of debt securities, provided that any new debt securities would be treated as fungible with the original debt securities for United States federal income tax purposes. If such additional notes are not fungible with the original debt securities for United States federal income tax purposes, the additional notes will be issued under a separate CUSIP number.

Governing Law; Submission to Jurisdiction; Waiver of Immunity

The debt securities are governed by, and shall be construed in accordance with, the laws of the State of New York. We will accept the jurisdiction of any state or federal court in the Borough of Manhattan, The City of New York, in respect of any action arising out of or based on the debt securities that may be instituted by any holder of a debt security. We will appoint C T Corporation in The City of New York as our authorized agent upon which process in any such action may be served. We will irrevocably waive any immunity to which we might otherwise be entitled in any action arising out of or based on the debt securities brought in any state or federal court in the Borough of Manhattan, The City of New York. C T Corporation will not be an agent for service of process for actions brought under the United States securities laws, and our waiver of immunity will not extend to such actions.

DESCRIPTION OF THE GUARANTEES

From time to time we may issue under this prospectus and applicable prospectus supplement guarantees for the benefit of holders of specified securities of third parties. The issuers of the underlying securities may or may not be affiliated with us. A holder of a primary security will also have the benefit of our guarantee related to the primary security.

The terms and conditions of any guarantee will vary with the terms and conditions of the underlying securities. A complete description of the terms and conditions of any guarantee issued pursuant to this prospectus will be set forth in the prospectus supplement for the issue of the guarantees.

We may provide guarantees with respect to the certain obligations of an issuer under its securities, including without limitation:

•	payment of any accrued and unpaid distributions which are required to be paid under the terms of the securities;

•	payment of the redemption price of the securities, including all accrued and unpaid distributions to the date of the redemption;

•	payment of any accrued and unpaid interest payments, or payment of any premium which are required to be made on the securities; and

•	any obligation of the issuer pursuant to a warrant, option or other rights.

Unless otherwise specified in the applicable prospectus supplement, guarantees issued under this prospectus will rank equally with all of our other unsecured general debt obligations, and will be governed by the laws of the State of New York.

TAXATION

Full Member Shareholder Country Taxation

Under the terms of the Constitutive Agreement, we are exempt from all types of taxes levied by each of the full member shareholder countries on our income, property and other assets, and on operations we carry out in accordance with that treaty, and we are exempt from all liability related to the payment, retention or collection of any taxes, contributions or tariffs.

Payments of principal and interest in respect of the debt securities to a non-resident of the full member shareholder countries will therefore not be subject to taxation in any of the full member shareholder countries, nor will any withholding for tax of any of the full member shareholder countries be required on any such payments to any holder of debt securities. In the event of the imposition of withholding taxes by any of the full member shareholder countries, we have undertaken to pay additional amounts in respect of any payments subject to such withholding, subject to certain exceptions, as described under “Description of the Debt Securities — Additional Payments by CAF”.

United States Taxation

This section describes the material United States federal income tax consequences of owning the debt securities we are offering. It is the opinion of Sullivan & Cromwell LLP, our counsel. It applies to you only if you acquire debt securities in the offering at the offering price and you hold your debt securities as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns debt securities that are a hedge or that are hedged against interest rate risks,

•	a person that owns debt securities as part of a straddle or conversion transaction for tax purposes,

•	a person that purchases or sells debt securities as part of a wash sale for tax purposes, or

•	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This discussion deals only with debt securities that are due to mature within 30 years from the date on which they are issued. The United States federal income tax consequences of owning debt securities that are due to mature more than 30 years from their date of issue will be discussed in an applicable prospectus supplement.

This discussion assumes that the debt securities will be issued at par (or with original issue discount that is less than the applicable de minimis threshold) and that all principal and interest payments on the debt securities will be denominated in United States dollars. This discussion also assumes that the principal and interest payments on the debt securities are not subject to contingencies. The United States federal income tax consequences of owning Discount Notes (as defined in “Description of the Debt Securities — General” above), debt securities denominated in a currency other than United States dollars and/or debt securities subject to contingencies will be discussed in an applicable prospectus supplement.

If a partnership holds the debt securities, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the debt securities should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the debt securities.

If you purchase debt securities at a price other than the offering price, the amortizable bond premium or market discount rules may also apply to you. You should consult your tax advisor regarding this possibility.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Please consult your own tax advisor concerning the consequences of owning these debt securities in your particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of a debt security and you are:

•	a citizen or resident of the United States,

•	a domestic corporation or an entity treated as a domestic corporation for purposes of the Internal Revenue Code,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this subsection does not apply to you and you should refer to “United States Alien Holders” below.

Payments of Interest. You will be taxed on interest on your debt security as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes.

Interest paid by us on the debt securities is income from sources outside the United States for purposes of the rules regarding the foreign tax credit allowable to a United States holder. Under the foreign tax credit rules, interest will, depending on your circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit.

Purchase, Sale and Retirement of the Debt Securities. Your tax basis in your debt security generally will be its cost. You will generally recognize capital gain or loss on the sale or retirement of your debt securities equal to the difference between the amount you realize on the sale or retirement, excluding any amounts attributable to accrued but unpaid interest (which will be treated as interest payments), and your tax basis in your debt securities. Capital gain of a noncorporate United States holder is generally taxed at preferential rates where the property is held for more than one year.

Medicare Tax. A United States holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the United States holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the United States holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income generally includes its interest income and its net gains from the disposition of debt securities, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the debt securities.

United States Alien Holders

This subsection describes the tax consequences to a United States alien holder. You are a United States alien holder if you are a beneficial owner of a debt security and you are, for United States federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation, or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from a debt security.

If you are a United States holder, this subsection does not apply to you.

Under United States federal income and estate tax law, and subject to the discussion of backup withholding below, if you are a United States alien holder of a debt security, interest on a debt security paid to you is exempt from United States federal income tax, including withholding tax, whether or not you are engaged in a trade or business in the United States, unless:

•	you are an insurance company carrying on a United States insurance business to which the interest is attributable, within the meaning of the Internal Revenue Code, or

•	you both

•	have an office or other fixed place of business in the United States to which the interest is attributable and

•	derive the interest in the active conduct of a banking, financing or similar business within the United States, or are a corporation with a principal business of trading in stocks and securities for its own account.

Purchase, Sale, Retirement and Other Disposition of the Debt Securities. If you are a United States alien holder of a debt security, you generally will not be subject to United States federal income tax on gain realized on the sale, exchange or retirement of a debt security unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States or

•	you are an individual, you are present in the United States for 183 or more days during the taxable year in which the gain is realized and certain other conditions exist.

For purposes of the United States federal estate tax, the debt securities will be treated as situated outside the United States and will not be includible in the gross estate of a holder who is neither a citizen nor a resident of the United States at the time of death.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons,

(ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the debt securities.

Backup Withholding and Information Reporting

If you are a noncorporate United States holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

•	payments of principal and interest on a debt security within the United States, including payments made by wire transfer from outside the United States to an account you maintain in the United States, and

•	the payment of the proceeds from the sale of a debt security effected at a United States office of a broker.

Additionally, backup withholding may apply to such payments if you are a noncorporate United States holder that:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

•	in certain circumstances, fails to comply with applicable certification requirements.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the holder’s United States federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

If you are a United States alien holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	payments of principal and interest made to you outside the United States by us or another non-United States payor and

•	other payments of principal and interest and the payment of the proceeds from the sale of a debt security effected at a United States office of a broker, as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

•	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

•	an Internal Revenue Service Form W-8BEN or W-8BEN-E or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

•	you otherwise establish an exemption.

Payment of the proceeds from the sale of a debt security effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of a debt security that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of a debt security effected at a foreign office of a broker will be subject to information reporting if the broker is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

PLAN OF DISTRIBUTION

We may sell the securities described in this prospectus to one or more underwriters for public offering and sale by them or may sell the securities to investors directly or through agents, which agents may be affiliated with us. Any such underwriter or agent involved in the offer and sale of the securities will be named in the accompanying prospectus supplement.

We may sell our guarantees separately from our debt securities to guarantee certain obligations associated with the securities of third party issuers. In such cases, we may sell the guarantees in the same transaction as the sale of the underlying security or we may sell the guarantee independently to guarantee the obligations of outstanding securities of third party issuers.

Sales of securities offered pursuant to any prospectus supplement may be effected from time to time in one or more transactions at a fixed price or prices which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. We also may, from time to time, authorize underwriters, acting as our agents, to offer and sell securities upon the terms and conditions set forth in the prospectus supplement. In connection with the sale of securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they may act as agent. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from purchasers of securities for whom they may act as agent.

CAF may offer the securities of any series to present holders of other securities of CAF as consideration for the purchase or exchange by CAF of other securities. This offer may be in connection with a publicly announced tender, exchange or other offer for these securities or in privately negotiated transactions. This offering may be in addition to or in lieu of sales of securities directly or through underwriters or agents as set forth in the applicable prospectus supplement.

Any underwriting compensation we pay to underwriters or agents in connection with the offering of securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the prospectus supplement. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts, concessions or commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with CAF, to several indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

Unless otherwise specified in the prospectus supplement, each series of securities will be a new issue with no established trading market. We may elect to list any series of securities on any exchange, but we are not obligated to do so.

One or more underwriters may make a market in a series of securities, but they will not be obligated to do so and may discontinue any market making at any time without notice. Neither we nor any underwriter can give assurances as to the liquidity of the trading market for the securities.

Certain of the underwriters, agents and their affiliates may be customers of, engage in transactions with and perform services for CAF in the ordinary course of business, for which they received or will receive customary fees and expenses.

VALIDITY OF THE DEBT SECURITIES

In connection with particular offerings of the debt securities in the future, and if stated in the applicable prospectus supplements, the validity of those debt securities will be passed upon for us by Sullivan & Cromwell LLP, Washington, D.C., and for any underwriters or agents by counsel named in the applicable prospectus supplement. Sullivan & Cromwell LLP and counsel to the underwriters or agents may rely as to certain matters on the opinion of our General Counsel.

VALIDITY OF THE GUARANTEES

The validity of the guarantees will be passed upon for us by counsel to be named in the applicable prospectus supplement. The validity of the guarantees will be passed upon for the underwriters by counsel to be named in the applicable prospectus supplement.

EXPERTS

The financial statements as of and for the years ended December 31, 2014, 2013 and 2012 included in this Prospectus and management’s assertion that CAF maintained effective internal control over financial reporting, have been audited by Lara Marambio & Asociados, a member firm of Deloitte Touche Tohmatsu Limited, independent auditors, as stated in their reports appearing herein. Such financial statements are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

AUTHORIZED REPRESENTATIVE

Our authorized representative in the United States of America is Puglisi & Associates. The address of the authorized representative in the United States is 850 Library Avenue, Suite 204, Newark, Delaware 19711.

WHERE YOU CAN FIND MORE INFORMATION

This registration statement of which the prospectus forms a part, including its various exhibits, is available to the public over the internet at the SEC’s website: http://www.sec.gov. You may also read and copy these documents at the Securities and Exchange Commission’s Public Reference Room, at the following address:

SEC Public Reference Room

100 F Street, N.E.

Washington, D.C. 20549

Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about how to access the documents we have filed with it.

The information set forth herein, except the information appearing in the section entitled “The Full Member Shareholder Countries”, is stated on the authority of the Executive President of CAF, in his duly authorized capacity as Executive President.

CORPORACIÓN ANDINA DE FOMENTO

By:	/s/ L. ENRIQUE GARCÍA
Name: L. Enrique García
Title: Executive President

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Management’s Report on the Effectiveness of Internal Control over Financial Reporting

The Management of Corporación Andina de Fomento (CAF) is responsible for establishing and maintaining effective internal control over financial reporting in CAF. Management has evaluated CAF’s internal control over financial reporting as of December 31, 2014, based on the criteria for effective internal control determined in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

CAF’s internal control over financial reporting is a process effected by those in charge of governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with U.S. generally accepted accounting principles. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Management has assessed the effectiveness of CAF’s internal control over financial reporting as of December 31, 2014. Based on this assessment, CAF’s Management concluded that CAF’s internal control over financial reporting was effective as of December 31, 2014.

There are inherent limitations in the effectiveness of any internal control system, including the possibility of human error and the deception or overriding of controls. Accordingly, even an effective internal control can provide only reasonable assurance with respect to financial statement preparation. Furthermore, because of changes in conditions, the effectiveness of internal control may vary over time.

CAF’s financial statements as of December 31, 2014, have been audited by an independent accounting firm, which has also issued an attestation report on management’s assertion on the effectiveness of CAF’s internal control over financial reporting. The attestation report, which is included in this document, expresses an unmodified opinion on management’s assertion on the effectiveness of CAF’s internal control over financial reporting as of December 31, 2014.

/s/ L. Enrique García	/s/ Hugo Sarmiento K.
Executive President and Chief Executive Officer	Corporate Vice President of Finance, Chief Financial Officer

/s/ Marcos Subía G.
Director, Accounting and Budget

January 30, 2015

Torre CAF, Av. Luis Roche, Altamira, Caracas, Venezuela. Telf. +58 (212) 209 2111 www.caf.com

Lara Marambio & Asociados
RIF J-00327665-0
Torre B.O.D., Piso 21 Av. Blandín, La Castellana
Caracas 1060 — Venezuela
Telf: +58 (212) 206 8501 Fax: +58 (212) 206 8870 www.deloitte.com/ve

Independent Auditors’ Report on Management’s Assertion on

Effectiveness of Internal Control over Financial Reporting

To the Board of Directors and Stockholders of

Corporación Andina de Fomento (CAF)

We have audited management’s assertion, included in the accompanying Management’s Report on the Effectiveness of Internal Control Over Financial Reporting, that Corporación Andina de Fomento (CAF) maintained effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). CAF’s management is responsible for maintaining effective internal control over financial reporting and for its assertion of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on the Effectiveness of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on management’s assertion based on our audit.

We conducted our audit in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

An entity’s internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected and corrected on a timely basis. Also, projections of any evaluation of effectiveness of the internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assertion that CAF maintained effective internal control over financial reporting as of December 31, 2014 is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with auditing standards generally accepted in the United States of America, the financial statements as of and for the year ended December 31, 2014 of CAF and our report dated January 30, 2015 expressed an unmodified opinion on those financial statements.

/s/ Deloitte

January 30, 2015

Caracas — Venezuela

Lara Marambio & Asociados. A member firm of Deloitte Touche Tohmatsu Limited.

www.deloitte.com/ve

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

Lara Marambio & Asociados
RIF J-00327665-0
Torre B.O.D., Piso 21 Av. Blandín, La Castellana
Caracas 1060 — Venezuela
Telf: +58 (212) 206 8501 Fax: +58 (212) 206 8870 www.deloitte.com/ve

Independent Auditors’ Report

To the Board of Directors and Stockholders of

Corporación Andina de Fomento (CAF)

We have audited the accompanying financial statements of Corporación Andina de Fomento (CAF), which comprise the balance sheets as of December 31, 2014, 2013 and 2012, and the related statements of comprehensive income, stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corporación Andina de Fomento (CAF) as of December 31, 2014, 2013 and 2012, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Report on Management’s Assertion on Effectiveness of Internal Control over Financial Reporting

We have also audited, in accordance with attestation standards established by the American Institute of Certified Public Accountants, management’s assertion that CAF maintained effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated January 30, 2015 expressed an unmodified opinion on the Management’s assertion on effectiveness of internal control over financial reporting.

/s/ Deloitte

January 30, 2015

Caracas — Venezuela

Lara Marambio & Asociados. A member firm of Deloitte Touche Tohmatsu Limited.

www.deloitte.com/ve

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Balance Sheets

December 31, 2014, 2013 and 2012

(In thousands of U.S. dollars)

	NOTES	2014	2013	2012
ASSETS
Cash and due from banks	3	141,147	230,051	141,720
Deposits with banks	3	1,279,267	1,462,208	1,490,049

Cash and deposits with banks		1,420,414	1,692,259	1,631,769

Marketable securities:
Trading	5 and 21	7,130,791	5,831,244	5,453,137
Other investments	4	1,596,608	781,219	100,910
Loans (US$ 21,954, US$ 48,358, and US$ 72,354 at fair value as of December 31, 2014, 2013 and 2012)	6 and 21	19,144,087	18,003,271	16,355,410
Less loan commissions, net of origination costs		89,411	80,373	76,837
Less allowance for loan losses	6	55,763	38,336	125,799

Loans, net		18,998,913	17,884,562	16,152,774

Accrued interest and commissions receivable		292,325	242,153	216,323
Equity investments	7	292,345	228,385	146,811
Derivative financial instruments	20 and 21	383,703	417,658	772,448
Property and equipment, net	8	69,003	66,899	62,656
Other assets	9	310,538	273,931	281,507

TOTAL		30,494,640	27,418,320	24,818,335

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES:
Deposits	10	3,696,510	3,263,674	3,121,843
Commercial paper	11	1,853,282	2,936,496	3,174,927
Borrowings (US$ 432,617, US$ 495,947, and US$ 341,553 at fair value as of December 31, 2014, 2013 and 2012)	12 and 21	1,514,646	1,628,863	1,391,093
Bonds (US$ 13,124,319, US$ 10,659,931, and US$ 9,595,784 at fair value as of December 31, 2014, 2013 and 2012)	13 and 21	13,859,940	11,192,501	9,742,852
Accrued interest payable		239,547	200,013	180,597
Derivative financial instruments	20 and 21	383,086	182,824	60,067
Accrued expenses and other liabilities	14	184,393	197,400	281,894

Total liabilities		21,731,404	19,601,771	17,953,273

STOCKHOLDERS’ EQUITY:	16 and 18
Subscribed and paid-in capital (authorized capital US$10,000 million)		4,250,495	3,941,380	3,636,715
Additional paid-in capital		1,911,487	1,342,903	782,523
Reserves		2,463,583	2,325,826	2,285,655
Other comprehensive income		32	(317)	—
Retained earnings		137,639	206,757	160,169

Total stockholders’ equity		8,763,236	7,816,549	6,865,062

TOTAL		30,494,640	27,418,320	24,818,335

See accompanying notes to the Financial Statements

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Statements of Comprehensive Income

Years ended December 31, 2014, 2013 and 2012

(In thousands of U.S. dollars)

	NOTES	2014	2013	2012
Interest income:
Investments and deposits with banks	2(e), 3 and 4	44,211	22,364	52,315
Loans	2(f)	481,970	446,609	440,957
Loan commissions	2(f)	43,479	39,274	26,867

Total interest income		569,660	508,247	520,139

Interest expense:
Deposits		11,377	16,607	23,027
Commercial papers		6,459	18,096	12,183
Borrowings		21,533	18,856	17,354
Bonds		252,258	227,479	214,976
Commissions		18,597	16,255	14,148

Total interest expense		310,224	297,293	281,688

Net interest income		259,436	210,954	238,451
Provision (credit) for loan losses	6	21,552	(83,417)	(4,865)

Net interest income, after provision (credit) for loan losses		237,884	294,371	243,316
Non-interest income:
Other commissions		9,070	7,415	6,150
Dividends and equity in earnings of investees	7	8,893	4,801	2,649
Other income		4,998	3,687	482

Total non-interest income		22,961	15,903	9,281

Non-interest expenses:
Administrative expenses	24	116,678	103,997	90,988
Impairment charge for equity investments	7	7,307	—	—
Other expenses		696	1,649	863

Total non-interest expenses		124,681	105,646	91,851

Net income before unrealized changes in fair value related to financial instruments		136,164	204,628	160,746
Unrealized changes in fair value related to financial instruments	22	1,475	2,129	(577)

Net income		137,639	206,757	160,169
Other comprehensive income
Unrecognized changes in assets/liabilities under benefit pension plan	15 and 18	32	(317)	—
Amortization of defined benefit pension items	15 and 18	317	—	—

Total comprehensive income		137,988	206,440	160,169

See accompanying notes to the Financial Statements

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Statements of Stockholders’ Equity

Years ended December 31, 2014, 2013 and 2012

(In thousands of U.S. dollars)

	NOTES	Subscribed and paid-in capital	Additional paid-in capital	Reserves			Other comprehensive income	Retained earnings	Total stockholder’ equity
				General reserve	Article N° 42 of by-laws	Total reserves
BALANCES AT DECEMBER 31, 2011		3,229,365	739,733	1,830,742	398,834	2,229,576	—	152,579	6,351,253
Capital increase	16	159,030	291,110	—	—	—	—	—	450,140
Capitalization of Additional paid-in capital	16	248,320	(248,320)	—	—	—	—	—	—
Net income	16	—	—	—	—	—	—	160,169	160,169
Appropriated for general reserve	16	—	—	40,779	—	40,779	—	(40,779)	—
Appropriated for reserve pursuant to Article N° 42 of by-laws	16	—	—	—	15,300	15,300	—	(15,300)	—
Other comprehensive income	18	—	—	—	—	—	—	—	—
Distributions to stockholders’ funds	17	—	—	—	—	—	—	(96,500)	(96,500)

BALANCES AT DECEMBER 31, 2012		3,636,715	782,523	1,871,521	414,134	2,285,655	—	160,169	6,865,062
Capital increase	16	304,665	560,380	—	—	—	—	—	865,045
Net income	16	—	—	—	—	—	—	206,757	206,757
Appropriated for general reserve	16	—	—	24,071	—	24,071	—	(24,071)	—
Appropriated for reserve pursuant to Article N° 42 of by-laws	16	—	—	—	16,100	16,100	—	(16,100)	—
Other comprehensive income	18	—	—	—	—	—	(317)	—	(317)
Distributions to stockholders’ special funds	17	—	—	—	—	—	—	(119,998)	(119,998)

BALANCES AT DECEMBER 31, 2013		3,941,380	1,342,903	1,895,592	430,234	2,325,826	(317)	206,757	7,816,549
Capital increase	16	309,115	568,584	—	—	—	—	—	877,699
Net income	16	—	—	—	—	—	—	137,639	137,639
Appropriated for general reserve	16	—	—	116,557	—	116,557	—	(116,557)	—
Appropriated for reserve pursuant to Article N° 42 of by-laws	16	—	—	—	21,200	21,200	—	(21,200)	—
Other comprehensive income	18	—	—	—	—	—	349	—	349
Distributions to stockholders’ special funds	17	—	—	—	—	—	—	(69,900)	(69,900)

BALANCES AT DECEMBER 31, 2014		4,250,495	1,911,487	2,012,149	451,434	2,463,583	32	137,639	8,763,236

See accompanying notes to the Financial Statements

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Statements of Cash Flows

Years ended December 31, 2014, 2013 and 2012

(In thousands of U.S. dollars)

	NOTES	2014	2013	2012
OPERATING ACTIVITIES:
Net income		137,639	206,757	160,169

Adjustments to reconcile net income to net cash used in operating activities:
Unrealized (gain) on trading securities	5	3,038	(5,025)	(11,320)
Amortization of loan commissions, net of origination costs		(12,085)	(12,413)	(10,677)
Provision (credit) for loan losses	6	21,552	(83,417)	(4,865)
Impairment charge for equity investments	7	7,307	—	—
Equity in earnings of investees		127	244	1,067
Amortization of deferred charges		3,811	2,900	2,799
Depreciation of property and equipment	8	5,974	5,554	3,924
Provision for employees’ severance indemnities and benefits		9,345	8,339	7,745
Provision for employees’ savings plan		1,335	1,281	1,286
Unrealized changes in fair value related to financial instruments		(1,475)	(2,129)	577
Net changes in operating assets and liabilities:
Severance indemnities paid or advanced		(6,650)	(4,869)	(5,013)
Employees’ savings plan paid or advanced		(955)	(113)	(379)
Trading securities, net	5	(1,302,585)	(373,082)	(1,681,492)
Interest and commissions receivable		(50,172)	(25,830)	(20,007)
Other assets		(40,407)	4,411	(33,824)
Accrued interest payable		39,534	19,416	17,036
Accrued expenses and other liabilities		(16,082)	(89,449)	8,894

Total adjustments and net changes in operating assets and liabilities		(1,338,388)	(554,182)	(1,724,249)

Net cash used in operating activities		(1,200,749)	(347,425)	(1,564,080)

INVESTING ACTIVITIES:
Purchases of other investments	4	(3,773,803)	(1,132,019)	(236,168)
Maturities of other investments	4	2,958,414	451,710	230,469
Loan origination and principal collections, net	6	(1,128,961)	(1,638,784)	(1,364,921)
Equity investments, net	7	(71,394)	(81,818)	(35,989)
Purchases of property and equipment	8	(8,078)	(9,786)	(19,889)

Net cash used in investing activities		(2,023,822)	(2,410,697)	(1,426,498)

Carried forward,		(3,224,571)	(2,758,122)	(2,990,578)

Brought forward,		(3,224,571)	(2,758,122)	(2,990,578)
FINANCING ACTIVITIES:
Net increase in deposits		432,836	141,831	(550,220)
Net decrease in commercial paper		(1,083,214)	(238,431)	1,197,877
Proceeds from issuance of bonds	13	3,855,856	2,716,572	2,337,449
Repayment of bonds	13	(939,731)	(796,450)	(768,355)
Proceeds from borrowings	12	267,697	376,961	384,795
Repayment of borrowings	12	(389,417)	(126,918)	(133,521)
Distributions to stockholders’ special funds	17	(69,000)	(119,998)	(96,500)
Proceeds from issuance of shares	16	877,699	865,045	450,140

Net cash provided by financing activities		2,952,726	2,818,612	2,821,665

NET (DECREASE) IN CASH AND DEPOSITS WITH BANKS		(271,845)	60,490	(168,913)
CASH AND DEPOSITS WITH BANKS AT BEGINNING OF YEAR		1,692,259	1,631,769	1,800,682

CASH AND DEPOSITS WITH BANKS AT END OF YEAR		1,420,414	1,692,259	1,631,769

Supplemental disclosure:
Interest paid during the year		238,147	269,543	239,221

NONCASH FINANCING ACTIVITIES:
Changes in derivative financial instruments assets		(33,955)	(354,790)	69,184
Changes in derivative financial instruments liabilities		200,262	122,757	(33,802)

See accompanying notes to the Financial Statements

1.	ORIGIN

Business description – Corporación Andina de Fomento (CAF) began its operations on June 8, 1970, and was established under public international law which abides by the provisions set forth in its by-laws. Series “A” and “B” stockholder countries are: Argentina, Bolivia, Brazil, Colombia, Ecuador, Panama, Paraguay, Peru, Uruguay and Venezuela. Series “C” stockholder countries are: Chile, Costa Rica, Dominican Republic, Jamaica, Mexico, Portugal, Spain and Trinidad and Tobago. In addition, there are 13 banks which are Series “B” stockholders. CAF is headquartered in Caracas and has offices in Asuncion, Bogota, Brasilia, Buenos Aires, Ciudad de Mexico, Ciudad de Panama, La Paz, Lima, Madrid, Montevideo, Puerto Principe and Quito.

CAF’s objective is to support sustainable development and economic integration within Latin America and the Caribbean by helping stockholder countries diversify their economies, and become more competitive and responsive to social needs.

CAF offers financial and related services to the governments of its stockholder countries, as well as their public and private institutions, corporations and joint ventures. CAF’s principal activity is to provide short, medium- and long-term loans to finance projects, working capital, trade activities and to undertake feasibility studies for investment opportunities in stockholder countries. Furthermore, CAF manages and supervises third-party cooperation funds of other countries and organizations, destined to finance programs agreed upon with donor organizations which are in line with CAF policies and strategies.

CAF raises funds to finance operations both within and outside its stockholder countries.

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

a.	Financial Statement Presentation – The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles with the U.S. dollar as the functional currency.

Certain amounts in the 2013 and 2012 financial statements have been reclassified to conform to the current year’s presentation.

b.	Use of estimates – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet, as well as the amounts reported as revenues and expenses during the corresponding reporting period. The most important estimates related to the preparation of CAF’s financial statements refer to revenue recognition, valuation and classification at fair values of financial instruments, and estimating the allowance for loan losses, among others. Management believes these estimates are adequate. Actual results could differ from those estimates.

c.	Transactions in other currencies – Transactions in currencies other than U.S. dollars are converted into U.S. dollars at exchange rates prevailing in international markets on the dates of the transactions. Currency balances other than U.S. dollars are converted into U.S. dollars at year-end exchange rates. Any foreign exchange gains or losses, including related hedge effects, are included in the statement of comprehensive income.

d.	Cash and Cash Equivalents – Cash and cash equivalents comprised of cash, due from banks and short-term deposits with an original maturity of three months or less.

e.	Marketable Securities – CAF classifies its investments, according to management intention, as trading marketable securities, which are recorded on the trade date. Trading securities are mainly bought and held with the purpose of selling them in the short term. Trading securities are recorded at fair value. Gains and losses, from sales of trading securities and changes in the fair value of trading securities are included in interest income of investments and deposits with banks in the statements of comprehensive income.

f.	Loans – CAF grants short-, medium- and long-term loans to finance projects, working capital, trade activities and to undertake feasibility studies for investment opportunities, both to public and private entities, for development and integration programs and projects in stockholder countries.

For credit risk purposes, CAF classifies its portfolio into sovereign and non-sovereign.

Sovereign loans – Include loans granted to national, regional or local governments or decentralized institutions and other loans fully guaranteed by national governments.

Non-sovereign loans – Include loans granted to corporate and financial sectors, among others, which are not guaranteed by national governments (public and private sectors).

Loans are carried at their outstanding principal balances less: (i) write-offs, (ii) the allowance for loan losses, and (iii) loan commission fees received upon origination net of certain direct origination costs. Interest income is accrued on the unpaid principal balance. Loan commission fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method and are presented as loan commissions in the statement of comprehensive income.

The accrual for interest on loans is discontinued at the time a private sector loan is 90 days (180 days for public sector loans) delinquent unless the loan is well-secured and in process of collection.

Interest accrued but not collected for loans that are placed on non-accrual is reversed against interest income. The interest on non-accrual loans is accounted for on a cash-basis, until qualifying for return to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Non-accrual loans are considered impaired loans. Factors considered by management in determining impaired loans are payments status and the probability of collecting scheduled principal and interest payments when due.

Loan losses, partial or total, are written off against the allowance for loan losses when management confirms the uncollectibility of a loan balance. Subsequent recoveries on written off loans, if any, will be credited to the allowance for loan losses.

CAF maintains risk exposure policies to avoid concentrating its loan portfolio in one country or specific economic group, which might be affected by market situations or other circumstances. For this reason, CAF uses certain measurement parameters, such as: CAF’s stockholders’ equity, total loan portfolio, economic groups from public and private sectors, among others. CAF reviews, on semi-annual basis, the credit risk rating of its loans and classifies the risk into the following categories:

Satisfactory-excellent – Extremely strong capacity to meet financial commitments.

Satisfactory-very good – Strong capacity to meet financial commitments, not significantly vulnerable to adverse economic conditions.

Satisfactory adequate – Adequate capacity to meet financial commitments, but more vulnerable to adverse economic conditions.

Watch – Acceptable payment capacity, however some indicators and elements require special attention otherwise they could result in impairment.

Special mention – More vulnerable to adverse economic conditions but currently has the capacity to meet financial commitments.

Sub-standard – Currently vulnerable and dependent on favorable economic conditions to meet financial commitments.

Doubtful – Currently highly vulnerable.

Loss – Payment default on financial commitments.

g.	Allowance for Loan Losses – Allowance for loan losses is maintained at a level CAF believes to be adequate to absorb losses inherent in the loan portfolio as of the date of the financial statements.

For purposes of determining the allowance for loan losses, CAF management classifies its portfolio for credit risk purposes into sovereign and non-sovereign. The allowance for loan losses is estimated considering the credit risk exposure, default probability and, beginning December 31, 2013, loss given default, based on external data provided by risk rating agencies, recognizing such effects in profit or loss for the period.

The allowance for loan losses on sovereign loans is established by CAF based on the individual long-term foreign currency debt rating of the borrower countries, which is determined as the average rating of three recognized international risk rating agencies as of the date of the financial statements. The long-term foreign currency debt rating considers a default probability. Given CAF’s status as a preferred creditor and taking into account the immunities and privileges conferred by its stockholder countries, which are established in CAF’s by-laws and other similar agreements, a factor reflecting a lower default probability — usually equivalent to three levels above its risk rating — is used.

For the non-sovereign loan portfolio, the allowance for loan losses is based on the individual local currency debt rating of the borrower countries, which is determined as the average rating of the aforementioned risk rating agencies. As of December 31, 2013, by virtue of the change in the determination of the allowance for loan losses, the allowance for loan losses is calculated by considering CAF’s internal rating of each borrower, using the probability of default corresponding to the average of the equivalent categories of the risk rating agencies.

For those cases where the category equivalent to the rating of a given borrower determined in accordance with any of the risk rating agencies is higher than the risk rating in local currency of the country corresponding to such borrower, or if for any reason there is no risk rating, the risk rating in local currency of such country determined by risk rating agencies will be used.

A specific allowance for loan losses is established by CAF for impaired loans. A loan is considered as impaired when, based on currently available information and events, it is probable that CAF will not recover the total amount of principal and interest as agreed in the terms of the original loan contract. The impairment of loans is determined on a loan by loan basis based on the present value of expected future cash flows, discounted at the original loan’s effective interest rate. The allowance for loan losses is reported as a deduction from loans.

h.	Equity Investments – CAF invests in equity securities of companies and funds in strategic sectors, with the objective of promoting the development of such companies and funds and their participation in the securities markets and to serve as a catalytic agent in attracting resources to stockholder countries.

Equity investments are accounted for using the equity method or at cost. If CAF has the ability to exercise significant influence over the operating and financial policies of the investee, which is generally presumed to exist when CAF holds an ownership interest in the voting stock of an investee between 20% and 50%, the equity investments are accounted for using the equity method. Under the equity method, the carrying amount of the equity investment is adjusted to reflect CAF’s proportionate share of earnings or losses, dividends received and certain transactions of the investee Company.

Investments representing less than 20% of the voting rights of the investee are recorded using the cost method, recognizing any dividends received as income.

A decline in the value of any equity investment accounted at cost or equity method, that is not deemed to be temporary, results in a reduction in the carrying amount to fair value. These investments are evaluated, any impairment is charged to income and a new value for the investment is established.

The equity investments do not have readily determinable fair values.

i.	Property and Equipment, net – Property and equipment are stated at cost less accumulated depreciation. Maintenance and repair expenses are charged directly to the statements of comprehensive income for the year as incurred, while improvements and renewals are capitalized. Depreciation is calculated using the straight-line method, and charged to the statements of comprehensive income over the estimated useful life of assets.

The assets in conformity with their estimated useful life are as follows:

Buildings	30 years
Building improvements	15 years
Leasing building improvements	Term of leasing contract
Furniture and equipment	2 to 10 years
Vehicles	5 years

j.	Other Assets – Other assets include deferred charges, intangible assets and collateral.

Deferred costs capital investment – Include projects which are in progress. Once they are completed and in place, the total amount invested is capitalized. The depreciation or amortization starts applying the current policy applicable for each asset category.

Deferred finance costs – Include up-front costs and fees related to the issuance of bonds and borrowings denominated in US$ that are deferred and amortized during the term of the bonds and borrowings.

Intangible assets – Include software investments which are reported at cost less accumulated amortization. The amortization is calculated with the straight-line method over the useful life estimated by CAF. The estimated useful life of these assets is between 2 and 5 years.

Collateral – CAF requires or posts collateral from or to individual swap counterparties and futures contracts in the form of approved liquid securities or cash to mitigate its credit exposure to these counterparties. It is the policy of CAF to restrict and invest collateral received from swap and futures counterparties for fulfilling its obligations under the collateral agreement. CAF records the restricted and invested cash in other assets with a corresponding obligation to return the cash in accrued expenses and other liabilities. Collateral posted to swap counterparties and futures contracts, under the collateral agreement, is recorded in other assets.

k.	Impairment – A financial asset is considered impaired and an impairment loss is recognized only if there are circumstances that indicate impairment as a result of one or more events (“loss events”) that have occurred after recognition of the financial asset.

l.	Deposits and Commercial Papers – Deposits and commercial papers are recorded at amortized cost.

m.	Borrowings – The borrowings account includes those obligations with local or foreign financial institutions and commercial banks, which are commonly recorded at amortized cost, except for some borrowings that are hedged using interest rate swaps as an economic hedge.

n.	Bonds – Medium and long-term debt issuances, whose objective is to provide the financial resources required to finance CAF’s operations, are recorded as follows:

•	Bonds denominated in currencies other than the US$ are recognized at fair value. Gains or losses resulting from changes in the fair value of these bonds, as well as the related up-front costs and fees are recognized in the statement of comprehensive income, when they occur. CAF enters into cross-currency and interest rate swaps as an economic hedge for interest rate and foreign exchange risks related with these bonds.

•	Bonds denominated in US$ are hedged for interest rate risk using interest rate swaps, and are designated as part of fair value hedge accounting relationships assuming no hedge ineffectiveness (the “shortcut method”). The related up-front costs and fees are deferred and amortized during their life time.

Partial repurchases of bond issuances result in the derecognition of the corresponding liabilities. The difference between the repurchase price and the debt’s settlement net cost is recognized as income/loss for the year.

o.	Employees’ Severance Benefits – Accrual for severance benefits comprises all the liabilities related to the workers’ vested rights according to CAF’s employee policies and the labor law of the member countries, when applicable. The accrual for employee severance benefits is presented as part of “labor benefits” account under “other liabilities” caption.

Under CAF’s employee policies, employees earn a severance benefit equal to five days of salary per month, up to a total of 60 days per year of service. From the second year of service, employees earn an additional two-day salary for each year of service (or fraction of a year greater than six months), cumulative up to a maximum of 30 days of salary per year. Severance benefits are recorded in the accounting records of CAF and interest on the amounts owed to employees are paid.

In the case of unjustified dismissal or involuntary termination, employees have the right to an additional indemnity of one-month salary per year of service.

p.	Pension Plan – In March 2005, CAF established a pension plan (the Plan), which is mandatory for all new employees as of the date of implementation of the Plan and voluntary for all other employees. The Plan´s benefits are calculated based on years of service and the average salary of the three consecutive years in which the employee received the highest salary. CAF periodically updates the benefit obligations considering actuarial assumptions.

q.	Derivative Financial Instruments and Hedging Activities – CAF records all derivative financial instruments on the balance sheet at fair value, regardless of the purpose or intent for holding them. For derivative contracts for which hedge accounting is intended to apply, CAF designates the derivative financial instrument as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value hedge”) on the date the derivative contract is entered into. CAF formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking the derivative financial instruments that are designated as fair-value to specific assets and liabilities on the balance sheet, or to specific firm commitments. CAF’s policy is not to enter into derivative financial instruments for speculative purposes. CAF also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivative financial instruments that are used in hedging transactions are highly effective in offsetting changes in fair values.

Changes in the fair value of a highly effective derivative financial instruments designated and qualified as a fair-value hedge, along with the loss or gain on the hedged asset or liability, or unrecognized firm commitment of the hedged item attributable to the hedged risk, are recorded in the statement of comprehensive income.

CAF discontinues hedge accounting prospectively upon determining that the derivative financial instrument is no longer effective in offsetting changes in the fair value of the hedged item; the derivative expires or is sold, terminated, or exercised; the derivative is de-designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that the designation of the derivative financial instrument as a hedging instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative financial instrument no longer qualifies as an effective fair value hedge, CAF continues to carry the derivative financial instrument on the balance sheet at its fair value, and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, CAF continues to carry the derivative financial instrument on the balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet and recognizes any gain or loss in income. In all situations in which hedge accounting is discontinued, CAF continues to carry the derivative financial instrument at its fair value on the balance sheet, and recognizes any changes in its fair value in the statement of comprehensive income.

r.	Fair value of financial instruments and fair value measurements – An entity is required to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Accounting guidance establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Inputs used to measure fair value may fall into one of three levels:

Level 1 – Applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 – Applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 – Applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

s.	Guarantees – CAF provides guarantees for loans originated by third parties to support projects located within a stockholder country that are undertaken by public and private entities. CAF may offer guarantees of private credit agreements or it may offer public guarantees of obligations of the securities of third party issuers. CAF generally offers partial credit guarantees with the intention of sharing the risk with private lenders or holders of securities. CAF’s responsibility is limited to paying up to the amount of the guarantee upon default by the client. The guarantee fee income received is deferred and recognized over the period covered by the guarantee.

t.	Provision for guarantees losses – Provision for guarantees is maintained at a level CAF believes adequate to absorb probable losses inherent to the guaranteed loans originated by third parties as of the date of the financial statements. Guaranteed exposures are classified as either sovereign or non-sovereing. Provision for guarantees is estimated by CAF considering the credit risk exposure, default probability and, effective December 31, 2013, loss given default. Provision for sovereign guarantees losses is based on the individual long-term foreign currency debt rating of the guarantor countries considering the weighted average rating of three recognized international risk rating agencies as of the date of the financial statements preparation. These country risk ratings have associated default probability. Given CAF’s status as a preferred creditor and taking into account the immunities and privileges conferred by its stockholder countries, which are established in CAF’s by-laws and other similar agreements, a factor that reflects a lower default probability — usually equivalent to three levels up in this average rating. For non-sovereign guarantees, effective December 31, 2013, the provision is determined by considering the CAF internal rating of each client and the average rating of the aforementioned agencies.

The provision for credit risks on contingent accounts, such as stand-by letters of credit and guarantees, are reported as other liabilities.

u.	Recently adopted accounting pronouncement –

ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

In February 2013, the FASB issued ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The amendments in this update supersede and replace the presentation requirements for reclassifications out of accumulated other comprehensive income in ASUs 2011-05 (issued in June 2011) and 2011-12 (issued in December 2011) for all public and private organizations. The amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The amended guidance is effective prospectively for reporting periods beginning after December 15, 2013.

Refer to Note 18 for more information regarding the adoption of this guidance.

v.	Recently issued accounting pronouncement pending adoption –

ASU 2014-09, Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, Revenue Recognition (Topic 606) Revenue from Contracts with Customers. This ASU requires companies to recognize revenue when a customer obtains control rather than when companies have transferred substantially all risks and rewards of a good or service. In addition, the update requires expanded disclosures surrounding the Company’s revenue transactions. This ASU will be effective for CAF in 2017.

3.	CASH AND DEPOSITS WITH BANKS

Bank deposits with original maturity of three months or less include the following:

	December 31,
	2014	2013	2012
Cash and due from banks	141,147	230,051	141,720

Deposits with banks:
U.S. dollars	1,279,267	1,460,678	1,374,559
Other currencies	—	1,530	115,490

	1,279,267	1,462,208	1,490,049

	1,420,414	1,692,259	1,631,769

4.	OTHER INVESTMENTS

Deposits due in 90 days or more (original maturity) as follows:

	December 31,
	2014	2013	2012
U.S. dollars	1,589,458	779,936	99,427
Other currencies	7,150	1,283	1,483

	1,596,608	781,219	100,910

As of December 31, 2014, 2013 and 2012, the interest rate of the other investments was ranged from 0.2% to 1.21%, from 0.2% to 1.11% and from 0.26% to 1.45% respectively.

5.	MARKETABLE SECURITIES

Trading Securities

A summary of trading securities follows:

	December 31,
	2014		2013		2012
	Amount	Average maturity (years)	Amount	Average maturity (years)	Amount	Average maturity (years)
U.S. Treasury Notes	1,920,441	1.88	674,749	2.62	944,773	2.43

Non-U.S. governments and government entities bonds	195,373	0.60	130,390	0.98	178,846	2.45

Financial institutions and corporate securities:
Commercial papers	1,075,478	0.32	1,982,228	0.20	1,899,734	—
Certificates of deposit	2,264,749	0.46	1,454,325	0.38	344,044	0.24
Bonds	1,183,477	1.64	1,165,255	1.86	1,723,496	1.72
Collateralized mortgage obligation	292,214	5.55	220,196	6.46	159,485	10.49
Liquidity funds	199,059	1.00	193,151	1.00	193,005	1.00
Others	—	—	10,950	1.00	9,754	1.00

	5,014,977	1.02	5,026,105	0.94	4,329,518	1.14

	7,130,791	1.24	5,831,244	1.14	5,453,137	1.44

The certificate of deposit bears a maturity date and specified fixed interest rate. It also is registered with The Depository Trust Company (DTC) and has a CUSIP number, which is a code that identifies a financial security, therefore they can be traded at any moment. The liquidity funds are comprised of short-term (less than one year) securities representing high-quality, liquid debt and monetary instruments.

Trading securities include net unrealized losses and gains of US$ 3,038, US$ 5,025 and US$ 11,320 at December 31, 2014, 2013 and 2012, respectively.

Net realized gains and losses from trading securities of US$ 2,003, US$ 12,083 and US$ 6,968 at December 31, 2014, 2013 and 2012, respectively, are included in the statement of comprehensive income in the line Investment and deposits with banks.

CAF places its short-term investments mainly in high grade financial institutions and corporate securities. CAF has very conservative investment guidelines that limit the amount of credit risk exposure, considering among other factors, limits in credit ratings, limits in duration exposure, specific allocations by type of investment instruments and limits across sector and currency allocation. As of December 31, 2014, 2013 and 2012, CAF does not have any significant concentrations of credit risk. In other currencies, total marketable securities include the equivalent of US$ 166,312 and US$ 165,652, at December 31, 2014 and 2012, respectively. At December 31, 2013 CAF does not have marketable securities in other currencies.

Maturity of debt securities follows:

	December 31,
	2014	2013	2012
Remaining maturities:
Less than one year	4,653,485	4,081,566	3,514,566
Between one and two years	519,111	858,003	678,267
Between two and three years	1,633,819	523,424	742,432
Between three and four years	101,639	184,152	98,917
Between four and five years	110,121	88,289	212,467
Over five years	112,616	95,810	206,488

	7,130,791	5,831,244	5,453,137

6.	LOANS

Loans include short, medium and long-term loans to finance projects, working capital and trade activities. The majority of the loans are to Series “A” and “B” stockholder countries, or with private institutions or companies of these countries.

Loans by country are summarized as follows:

	December 31,
	2014	2013	2012
Stockholder country:
Argentina	2,718,009	2,457,474	2,114,725
Bolivia	1,909,509	1,752,611	1,598,808
Brazil	1,932,414	1,654,751	1,252,829
Colombia	1,768,619	1,806,317	1,832,312
Costa Rica	128,627	120,928	126,698
Dominican Republic	172,458	177,576	176,047
Ecuador	2,824,501	2,735,716	2,648,222
Jamaica	5,628	6,129	6,590
Mexico	127,526	194,475	18,026
Panama	1,254,545	886,651	586,944
Paraguay	249,271	189,731	134,501
Peru	2,333,123	2,478,138	2,660,320
Portugal	15,000	—	—
Spain	191,875	200,000	50,000
Uruguay	509,247	378,510	331,820
Venezuela	3,001,625	2,961,658	2,816,083

Loans	19,141,977	18,000,665	16,353,925
Fair value adjustments	2,110	2,606	1,485

Carrying value of loans	19,144,087	18,003,271	16,355,410

Fair value adjustments to the carrying amount of loans represent adjustments to the carrying value of loans for which the fair value option is elected.

At December 31, 2014, 2013 and 2012, loans in other currencies were granted for an equivalent of US$ 41,780, US$ 60,038 and US$ 57,317, respectively, principally in Bolivian bolivianos, Peruvian nuevos soles, Paraguayan guarani, Mexican pesos and Colombian pesos. At December 31, 2014, 2013 and 2012, fixed interest rate loans amounted to US$ 73,164, US$ 99,372 and US$ 88,552 respectively.

Loans classified by public sector and private sector borrowers, are as follows:

	December 31,
	2014	2013	2012
Public sector	15,564,049	14,974,563	13,823,556
Private sector	3,577,928	3,026,102	2,530,369

	19,141,977	18,000,665	16,353,925

The average yield of the loan portfolio is shown below:

	December 31,
	2014		2013		2012
	Amount	Average yield (%)	Amount	Average yield (%)	Amount	Average yield (%)
Loans	19,141,977	2.62	18,000,665	2.57	16,353,925	2.69

Loans by industry segments are as follows:

	December 31,
	2014	%	2013	%	2012	%
Agriculture, hunting and forestry	63,389	—	64,907	—	62,651	—
Manufacturing industry	399,627	2	314,443	2	205,789	1
Electricity, gas and water supply	6,613,662	35	6,146,592	34	5,530,511	34
Transport, warehousing and communications	7,091,245	37	6,340,756	35	5,825,822	36
Commercial banks	1,191,862	6	1,410,267	8	1,144,172	7
Development banks	571,100	3	586,198	3	496,262	3
Social and other infrastructure programs	3,047,281	16	2,995,347	17	3,033,455	19
Others	163,811	1	142,155	1	55,263	—

	19,141,977	100	18,000,665	100	16,353,925	100

Loans mature as follows:

	December 31,
	2014	2013	2012
Remaining maturities:
Less than one year	2,717,459	2,547,989	2,683,514
Between one and two years	2,140,348	1,773,139	1,481,612
Between two and three years	1,919,126	2,072,016	1,598,393
Between three and four years	1,713,659	1,663,606	1,530,782
Between four and five years	1,815,106	1,463,564	1,274,371
Over five years	8,836,279	8,480,351	7,785,253

	19,141,977	18,000,665	16,353,925

The loan portfolio classified based on the type of credit risk is as follows:

	December 31,
	2014	2013	2012
Sovereign guaranteed	15,318,111	14,313,620	13,228,048
Non-sovereign guaranteed	3,823,866	3,687,045	3,125,877

	19,141,977	18,000,665	16,353,925

CAF maintains an internal risk rating system to evaluate the quality of the non-sovereign guaranteed loan portfolio, which identifies, through a standardized rating and review parameters, those risks related to credit transactions. The sovereign guaranteed loan portfolio is classified by CAF as satisfactory-excellent. For purpose of determining the allowance for loan losses, rating assigned by external agencies are used (Note 2g).

The credit quality of the non-sovereign guaranteed loan portfolio as of December 31, 2014, 2013 and 2012 is presented by internal credit risk type and classification, as follows:

	December 31,
	2014	2013	2012
Risk classification:
Satisfactory-very good	1,802,917	1,464,326	953,873
Satisfactory appropriate	635,186	1,315,509	1,305,317
Watch	1,275,343	903,085	847,186
Special Mention	—	—	11,650
Sub-standard	93,875	4,125	—
Doubtful	16,545	—	7,851

	3,823,866	3,687,045	3,125,877

Loan portfolio quality

The loan portfolio quality indicators and the amounts related are presented below:

	December 31,
	2014	2013	2012
During the year CAF recorded the following transactions:
Impaired loans	0	0	7,851
Loans written-off	4,125	4,125	0
Purchases of loan portfolio	0	0	0
Sales of loan portfolio	118,008	51,250	76,900
Trouble debt restructured	0	8,250	0

CAF presented the following amounts and quality indicators as of the end of the year:
Non-accrual loans	16,545	0	7,851
Overdue loans	0	0	0
Allowance for loan losses as a percentage of loan portfolio	0.29%	0.21%	0.77%
Nonaccrual loans as a percentage of loan portfolio	0.09%	0.00%	0.05%
Overdue loan principal as a percentage of loan portfolio	0.00%	0.00%	0.00%

A/B Loans

CAF administers loan-participations sold, and only assumes the credit risk for the portion of the loan owned by CAF. At December 31, 2014, 2013 and 2012, CAF had loans of this nature amounting to US$ 1,558,400, US$ 1,480,369 and US$ 1,820,980, respectively; whereas other financial institutions provided funds for US$ 1,067,057, US$ 1,065,707 and US$ 1,325,996, respectively.

Allowance for Loan Losses

Changes in the allowance for loan losses are presented below:

	December 31,
	2014			2013			2012
	Sector		Total	Sector		Total	Sector		Total
	Sovereign	Non- sovereign		Sovereign	Non- sovereign		Sovereign	Non- sovereign
Balances at beginning of year	10,898	27,438	38,336	95,872	29,927	125,799	99,414	31,222	130,636
Debit (credit) to results of operations, net	9,343	12,209	21,552	(84,974)	1,557	(83,417)	(3,542)	(1,323)	(4,865)
Loans written-off	—	(4,125)	(4,125)	—	(4,125)	(4,125)	—	—	—
Recoveries	—	—	—	—	79	79	—	28	28

Balances at end of year	20,241	35,522	55,763	10,898	27,438	38,336	95,872	29,927	125,799

At December 31, 2013, as a result of the improvement in the determination of the allowance for loan losses on the loan portfolio, the provision for loan losses decreased by US$ 84,886, recognizing the effect in the statement of comprehensive income.

7.	EQUITY INVESTMENTS

Equity investments, which have no readily determinable fair value, are as follows:

	December 31,
	2014	2013	2012
Direct investments in companies accounted under equity method	9,169	8,435	8,111
Investment funds accounted under equity method	33,534	27,078	15,389
Direct investments in companies at cost	77,009	40,636	30,411
Investment funds at cost	172,633	152,236	92,900

	292,345	228,385	146,811

Equity investments by country are summarized as follow:

	Equity participation (%)	December 31,
		2014	2013	2012
Investment Funds:
Bolivia	20	2,714	1,416	802
Brazil	Between 1 and 12	32,762	26,029	5,241
Colombia	Between 9 and 20	35,256	34,228	12,746
Mexico	Between 6 and 20	31,697	13,797	10,628
Peru	Between 6 and 16	12,200	14,790	12,027
Regional	Between 1 and 33	91,538	89,054	66,845

		206,167	179,314	108,289

Direct Investments in companies:
Argentina	17	2,000	2,000	2,000
Bolivia	20	9,169	8,435	8,111
Brazil	Between 14 and 20	7,000	—	—
Colombia	Between 10 and 20	26,482	5,023	3,969
Ecuador	Between 5 and 10	5,490	5,490	490
Peru	1	8,263	8,263	4,182
Regional	Between 2 and 20	27,774	19,860	19,770

		86,178	49,071	38,522

		292,345	228,385	146,811

Details of equity investments under equity method are as follows:

	Equity participation	Latest financial statements
			December 31,
			2014	2013	2012
Companies:
Banco de Desarrollo de la Producción	20%	09/30/2014	9,169	8,435	8,111

Funds:
Darby Latinoamerican Mezzanine Fund II	20%	09/30/2014	9,947	10,709	6,386
Emerging Energy Latinoamerican Fund	20%	09/30/2014	2,434	163	114
Fondo de Fondos México II	20%	06/30/2014	7,759	3,454	—
Microfinance Growth Fund	20%	09/30/2014	6,167	6,353	5,577
Produbanco Darby-Probanco Fund II	33%	09/30/2014	4,513	4,983	2,510
Próspero Microfinanzas Fund	20%	09/30/2014	2,714	1,416	802

			33,534	27,078	15,389

During 2014, 2013 and 2012, CAF recognized income for US$ 9,020, US$ 5,044 and 3,716, respectively, due to dividends received from investments under cost method, which are included in the statements of comprehensive income.

At December 31, 2014, CAF recognized impairment for US$ 7,307. At December 31, 2013 and 2012, CAF did not recognize any impairment.

8.	PROPERTY AND EQUIPMENT, NET

A summary of property and equipment follows:

	December 31,
	2014	2013	2012
Land	27,012	27,012	18,704
Buildings	26,169	23,662	23,662
Buildings improvements	19,786	18,375	21,420
Leased building improvements	6,770	4,882	1,206
Furniture and equipment	21,583	17,707	14,407
Vehicles	989	877	854

	102,309	92,515	80,253
Less accumulated depreciation	50,805	45,995	41,038
Projects in progress	17,499	20,379	23,441

	69,003	66,899	62,656

The depreciation expenses of US$ 5,974, US$ 5,554 and US$ 3,924 for property and equipment for the years ended December 31, 2014, 2013 and 2012, respectively, are included in the statement of comprehensive income.

9.	OTHER ASSETS

A summary of other assets follows:

	December 31,
	2014	2013	2012
Intangible assets, net	10,199	10,957	11,244
Deferred charges, net	36,470	40,507	44,913
Receivable from investment securities sold	4,551	—	—
Derivative related collateral	233,746	192,394	214,624
Other assets	25,572	30,083	10,726

	310,538	273,941	281,507

10.	DEPOSITS

A summary of deposits follows:

	December 31,
	2014	2013	2012
Demand deposits	72,479	69,850	68,555
Time deposits:
Less than one year	3,624,031	3,193,824	3,053,288

	3,696,510	3,263,674	3,121,843

At December 31, 2014, 2013 and 2012, the interest rates on time deposits ranged from 0.06% to 1.812%, from 0.02% to 1.597% and from 0.04% to 1.809% respectively. Deposits are issued for amounts equal to or more than US$ 100. Total deposits in other currencies include US$ 157,324, US$ 2,424 and US$ 283,004, at December 31, 2014, 2013 and 2012, respectively.

11.	COMMERCIAL PAPER

CAF’s commercial paper of US$ 1,853,282 at December 31, 2014 will mature in 2015 (US$ 2,936,496 at December 31, 2013 — matured in 2014 and US$ 3,174,927 at December 31, 2012 — matured in 2013). At December 31, 2014, 2013 and 2012, the interest rates on commercial paper ranged from 0.145% to 0.458%, from 0.09% to 0.69% and from 0.08% to 1.07% respectively.

12.	BORROWINGS

A summary of borrowings follows:

	December 31,
	2014	2013	2012
U.S. dollars	1,443,140	1,575,019	1,344,860
Peruvian nuevos soles	22,044	21,599	6,857
Venezuelan bolivars	30,159	17,460	16,279
Other currencies	5,853	8,838	4,877

	1,501,196	1,622,916	1,372,873
Fair value adjustments	13,450	5,947	18,220

Carrying value of borrowings	1,514,646	1,628,863	1,391,093

At December 31, 2014, 2013 and 2012, there are fixed interest-bearing borrowings in the amount of US$ 545,171 US$ 407,082 and US$ 169,892 respectively. At December 31, 2014, 2013 and 2012, the interest rates on borrowing ranged from 0.1324% to 12%, from 0.1244% to 12% and from 0,2853% to 12%, respectively.

Borrowings, by remaining maturities, are summarized below:

	December 31,
	2014	2013	2012
Remaining maturities:
Less than one year	246,009	467,837	103,038
Between one and two years	441,506	252,882	468,797
Between two and three years	105,614	226,765	234,823
Between three and four years	184,241	95,912	191,591
Between four and five years	113,625	165,224	66,965
Over five years	410,201	414,296	307,659

	1,501,196	1,622,916	1,372,873

Some borrowing agreements contain covenants requiring the use of the proceeds for specific purposes or projects.

At December 31, 2014, 2013 and 2012 there were unused term credit facilities amounting to US$ 569,342, US$ 609,859 and US$ 722,685, respectively.

13.	BONDS

An analysis of outstanding bonds follows:

	December 31,
	2014			2013			2012
	At original exchange rate	At spot exchange rate	Weighted average cost, after swaps (%) (Year-end)	At original exchange rate	At spot exchange rate	Weighted average cost, after swaps (%) (Year-end)	At original exchange rate	At spot exchange rate	Weighted average cost, after swaps (%) (Year-end)
U.S. dollars	6,109,320	6,109,320	2.03	5,115,006	5,115,006	2.35	5,208,530	5,208,530	2.54
Euro	3,571,411	3,230,302	1.62	2,119,345	2,196,752	1.95	1,190,396	1,177,262	2.55
Swiss francs	2,054,538	1,950,086	1.71	1,871,550	1,981,810	1.98	1,421,295	1,491,640	2.44
Australian dollars	525,233	471,269	1.26	524,464	514,224	1.31	—	—	—
Hong Kong dollars	386,060	386,212	1.69	223,982	224,139	2.03	102,803	102,953	2.62
Norweigan kroner	390,828	323,777	1.43	—	—	—	—	—	—
Japanese yen	418,819	294,807	2.45	671,631	524,109	2.10	622,024	581,583	2.30
Chinese renminbi	96,618	96,660	1.37	96,618	99,092	1.37	96,618	96,288	1.55
Colombian pesos	112,565	92,687	2.64	156,949	173,202	2.95	205,352	273,709	3.34
Mexican pesos	98,108	89,545	2.67	98,108	100,476	2.71	98,108	101,908	2.90
Turkish lira	70,089	67,408	0.34	—	—	—	—	—	—
Peruvian nuevos soles	32,331	35,412	0.73	94,736	103,875	1.13	107,141	129,950	1.40
South African rand	22,594	21,848	0.85	—	—	—	—	—	—

	13,888,514	13,169,333		10,972,389	11,032,685		9,052,267	9,163,823

Fair value adjustments		690,607			159,816			579,029

Carrying value of bonds		13,859,940			11,192,501			9,742,852

A summary of the bonds issued, by remaining maturities, follows:

	December 31,
	2014	2013	2012
Remaining maturities:
Less than one year	1,264,543	942,400	763,729
Between one and two years	1,560,577	1,265,305	944,354
Between two and three years	2,086,958	1,561,340	1,066,805
Between three and four years	1,315,182	887,692	1,148,506
Between four and five years	937,189	1,316,246	888,469
Over five years	6,724,065	4,999,406	4,240,404

	13,888,514	10,972,389	9,052,267

At December 31, 2014, 2013 and 2012, fixed interest rate bonds amounted to US$ 13,059,963, US$ 10,539,306 and US$ 8,703,859, respectively, of which US$ 7,667,123, US$ 6,043,466 and 3,719,349,, respectively, are denominated in Australian Dollars, Chinese renminbi, Colombian pesos, Euro, Hong Kong dollars, Japanese yen, Mexican pesos, Peruvian nuevos soles, Turkish lira, South African rand, Norwegian kroner and Swiss francs.

There were no bonds repurchased during the years ended December 31, 2014, 2013 and 2012.

14.	ACCRUED EXPENSES AND OTHER LIABILITIES

A summary of accrued expenses and other liabilities follows:

	December 31,
	2014	2013	2012
Employees’ severance indemnities, benefits and savings plan	68,382	64,780	55,553
Payable for investment securities purchased	5,683	—	—
Derivatives related collateral	99,413	121,501	214,624
Provision contingencies	2,474	3,643	2,639
Other liabilities	8,441	7,476	9,078

	184,393	197,400	281,894

15.	PENSION PLAN

At December 31, 2014 the Plan has 421 participants and active employees. The measurement date used to determine pension plan benefit obligation is December 31.

For the years ended December 31, 2014, 2013 and 2012, a reconciliation of beginning and ending balances of the benefit obligation are as follows:

	December 31,
	2014	2013	2012
Change in benefit obligation:
Benefit obligation at beginning of year	9,558	6,875	4,871
Service cost	1,206	1,084	911
Interest cost	406	297	213
Plan participants’ contributions	1,170	1,050	882
Actuarial (gain) loss	(435)	333	230
Benefit paid	(611)	(81)	(232)

Benefit obligation at end of year	11,294	9,558	6,875

For the years ended December 31, 2014, 2013 and 2012, a reconciliation of beginning and ending balances of the fair value of plan assets are as follows:

	December 31,
	2014	2013	2012
Change in plan assets:
Fair value of plan assets at beginning of year	9,098	6,359	4,494
Actual return on plan assets	183	126	93
Contributions	2,656	2,695	2,004
Benefit paid	(611)	(82)	(232)

Fair value of plan assets at year of year	11,326	9,098	6,359

As of December 31, 2014, 2013 and 2012, the plan assets are as follows:

	December 31,
	2014	2013	2012
Plan assets:
Deposits with banks	11,326	9,098	6,359

The table below summarizes the component of the periodic cost of projected benefits related to the PBO for the years ended December 31, 2014, 2013 and 2012:

	December 31,
	2014	2013	2012
Service cost	1,206	1,084	911
Interest cost	406	297	213
Expected return on plan assets	(136)	(110)	(80)

	1,476	1,271	1,044

A summary of the net projected cost for the year 2015 follows:

Service cost:
Contributions to the plan	1,234
Guaranteed benefit	204

1,438
Interest cost	481
Expected return on plan assets	(170)

1,749

Weighted-average assumptions used to determine net benefit cost since the origination of the Plan to December 31, 2014, 2013 and 2012 follows:

Discount rate	4%
Expected long-term rate return on Plan assets	1.5%
Salary increase rate	3%

16.	STOCKHOLDERS’ EQUITY

Authorized Capital

The authorized capital of CAF at December 31, 2014, 2013 and 2012 amounts to US$ 10,000,000, distributed among Series “A”, “B” and “C” shares.

Subscribed Callable Capital

The payment of subscribed callable capital will be as required, with prior approval of the Board of Directors, in order to meet financial obligations of CAF, when internal resources are inadequate.

Shares

CAF’s shares are classified as follows:

Series “A” shares: Subscribed by the governments or public-sector institutions, semipublic or private entities with social or public objectives of: Argentina, Bolivia, Brazil, Colombia, Ecuador, Panama, Paraguay, Peru, Uruguay and Venezuela. Series “A” shares grant the right of representation on CAF’s Board of Directors to one principal director and one alternate director for each of the above countries. These shares have a par value of US$ 1,200.

Series “B” shares: Subscribed by the governments or public-sector institutions, semipublic or private entities and commercial banks of: Argentina, Bolivia, Brazil, Colombia, Ecuador, Panama, Paraguay, Peru, Uruguay and Venezuela. Each of these shares grants the right of representation on CAF’s Board of Directors to one principal director and one alternate director for each of the following countries: Bolivia, Colombia, Ecuador, Peru and Venezuela. Also, the commercial banks that currently hold Series “B” shares of CAF are entitled, as a group, to elect one principal director and one alternate director on the Board of Directors. Series “B” shares have a par value of US$ 5.

Series “C” shares: Subscribed by legal entities or individuals belonging to countries other than Argentina, Bolivia, Brazil, Colombia, Ecuador, Panama, Paraguay, Peru, Uruguay and Venezuela. These shares confer the right of representation on CAF´s Board of Directors to two principal directors and their respective alternates, who are elected by the holders of these shares. Series “C” shares have a par value of US$ 5.

A summary of the changes in subscribed and paid-in capital for the years ended December 31, 2014, 2013 and 2012 follows:

	Number of Shares			Nominal Amounts
	Series “A”	Series “B”	Series “C”	Series “A”	Series “B”	Series “C”	Total
At December 31, 2011	10	600,016	43,457	12,000	3,000,080	217,285	3,229,365
Capitalization of additional paid-in capital issued for cash	—	46,325	3,339	—	231,625	16,695	248,320
Issued for cash	—	16,827	14,979	—	84,135	74,895	159,030

At December 31, 2012	10	663,168	61,775	12,000	3,315,840	308,875	3,636,715
Issued for cash	—	43,268	17,665	—	216,340	88,325	304,665

At December 31, 2013	10	706,436	79,440	12,000	3,532,180	397,200	3,941,380
Issued for cash	—	49,453	12,370	—	247,265	61,850	309,115

At December 31, 2014	10	755,889	91,810	12,000	3,779,445	459,050	4,250,495

Subscribed and paid-in capital at December 31, 2014 is presented as follows:

	Number of Shares			Nominal Amounts
	Series “A”	Series “B”	Series “C”	Series “A”	Series “B”	Series “C”	Total
Stockholder:
Argentina	1	75,445	—	1,200	377,225	—	378,425
Bolivia	1	44,319	—	1,200	221,595	—	222,795
Brazil	1	65,927	—	1,200	329,635	—	330,835
Colombia	1	153,278	—	1,200	766,390	—	767,590
Ecuador	1	44,640	—	1,200	223,200	—	224,400
Panama	1	18,747	—	1,200	93,735	—	94,935
Paraguay	1	18,376	—	1,200	91,880	—	93,080
Peru	1	158,290	—	1,200	791,450	—	792,650
Uruguay	1	22,746	—	1,200	113,730	—	114,930
Venezuela	1	153,712	—	1,200	768,560	—	769,760
Chile	—	—	5,541	—	—	27,705	27,705
Costa Rica	—	—	3,291	—	—	16,455	16,455
Dominican Republic	—	—	6,373	—	—	31,865	31,865
Jamaica	—	—	182	—	—	910	910
Mexico	—	—	11,757	—	—	58,785	58,785
Portugal	—	—	1,470	—	—	7,350	7,350
Spain	—	—	39,739	—	—	198,695	198,695
Trinidad & Tobago	—	—	23,457	—	—	117,285	117,285
Commercial banks	—	409	—	—	2,045	—	2,045

	10	755,889	91,810	12,000	3,779,445	459,050	4,250,495

At December 31, 2014, the detail of unpaid subscribed capital and of subscribed callable capital is presented below:

	Unpaid Subscribed Capital				Subscribed Callable Capital
	Series “B”		Series “C”		Series “B”		Series “C”
	Number of shares	Nominal Amount	Number of shares	Nominal Amount	Number of shares	Nominal Amount	Number of shares	Nominal Amount
Stockholder:
Argentina	15,794	78,970	—	—	25,200	126,000	—	—
Bolivia	7,094	35,470	—	—	14,400	72,000	—	—
Brazil	21,931	109,655	—	—	25,200	126,000	—	—
Colombia	22,838	114,190	—	—	50,400	252,000	—	—
Ecuador	7,094	35,470	—	—	14,400	72,000	—	—
Panama	8,099	40,495	—	—	7,200	36,000	—	—
Paraguay	7,990	39,950	—	—	7,200	36,000	—	—
Peru	18,260	91,300	—	—	50,400	252,000	—	—
Uruguay	5,333	26,665	—	—	7,200	36,000	—	—
Venezuela	22,837	114,185	—	—	50,400	252,000	—	—
Chile	—	—	—	—	—	—	800	4,000
Dominican Republic	—	—	662	3,310	—	—	—	—
Mexico	—	—	—	—	—	—	1,600	8,000
Portugal	—	—	—	—	—	—	16,332	81,660
Spain	—	—	—	—	—	—	40,000	200,000
Trinidad & Tobago	—	—	—	—	—	—	—	—
Commercial banks	7	35	—	—	—	—	—	—

	137,277	686,385	662	3,310	252,000	1,260,000	58,732	293,660

Subscribed and paid-in capital at December 31, 2013 is presented as follows:

	Number of Shares			Nominal Amounts
	Series “A”	Series “B”	Series “C”	Series “A”	Series “B”	Series “C”	Total
Stockholder:
Argentina	1	69,308	—	1,200	346,540	—	347,740
Bolivia	1	41,653	—	1,200	208,265	—	209,465
Brazil	1	60,142	—	1,200	300,710	—	301,910
Colombia	1	145,733	—	1,200	728,665	—	729,865
Ecuador	1	41,957	—	1,200	209,785	—	210,985
Panama	1	17,816	—	1,200	89,080	—	90,280
Paraguay	1	13,646	—	1,200	68,230	—	69,430
Peru	1	149,160	—	1,200	745,800	—	747,000
Uruguay	1	20,432	—	1,200	102,160	—	103,360
Venezuela	1	146,166	—	1,200	730,830	—	732,030
Chile	—	—	5,541	—	—	27,705	27,705
Costa Rica	—	—	3,291	—	—	16,455	16,455
Dominican Republic	—	—	6,197	—	—	30,985	30,985
Jamaica	—	—	182	—	—	910	910
Mexico	—	—	11,757	—	—	58,785	58,785
Portugal	—	—	1,470	—	—	7,350	7,350
Spain	—	—	35,135	—	—	175,675	175,675
Trinidad & Tobago	—	—	15,867	—	—	79,335	79,335
Commercial banks	—	423	—	—	2,115	—	2,115

	10	706,436	79,440	12,000	3,532,180	397,200	3,941,380

At December 31, 2013, the detail of unpaid subscribed capital and of subscribed callable capital is presented below:

	Unpaid Subscribed Capital				Subscribed Callable Capital
	Series “B”		Series “C”		Series “B”		Series “C”
	Number of shares	Nominal Amount	Number of shares	Nominal Amount	Number of shares	Nominal Amount	Number of shares	Nominal Amount
Stockholder:
Argentina	21,931	109,655	—	—	25,200	126,000	—	—
Bolivia	9,760	48,800	—	—	14,400	72,000	—	—
Brazil	27,716	138,580	—	—	25,200	126,000	—	—
Colombia	30,383	151,915	—	—	50,400	252,000	—	—
Ecuador	9,760	48,800	—	—	14,400	72,000	—	—
Panama	9,030	45,150	—	—	7,200	36,000	—	—
Paraguay	6,280	31,400	—	—	7,200	36,000	—	—
Peru	27,390	136,950	—	—	50,400	252,000	—	—
Uruguay	7,647	38,235	—	—	7,200	36,000	—	—
Venezuela	30,383	151,915	—	—	50,400	252,000	—	—
Chile	—	—	—	—	—	—	800	4,000
Dominican Republic	—	—	838	4,190	—	—	—	—
Mexico	—	—	—	—	—	—	1,600	8,000
Portugal	—	—	—	—	—	—	16,332	81,660
Spain	—	—	4,604	23,020	—	—	40,000	200,000
Trinidad & Tobago	—	—	7,590	37,950	—	—	—	—
Commercial banks	7	35	—	—	—	—	—	—

	180,287	901,435	13,032	65,160	252,000	1,260,000	58,732	293,660

Subscribed and paid-in capital at December 31, 2012 is presented as follows:

	Number of Shares			Nominal Amounts
	Series “A”	Series “B”	Series “C”	Series “A”	Series “B”	Series “C”	Total
Stockholder:
Argentina	1	63,523	—	1,200	317,615	—	318,815
Bolivia	1	38,987	—	1,200	194,935	—	196,135
Brazil	1	58,372	—	1,200	291,860	—	293,060
Colombia	1	138,188	—	1,200	690,940	—	692,140
Ecuador	1	39,291	—	1,200	196,455	—	197,655
Panama	1	14,975	—	1,200	74,875	—	76,075
Paraguay	1	12,447	—	1,200	62,235	—	63,435
Peru	1	140,030	—	1,200	700,150	—	701,350
Uruguay	1	18,329	—	1,200	91,645	—	92,845
Venezuela	1	138,621	—	1,200	693,105	—	694,305
Chile	—	—	5,541	—	—	27,705	27,705
Costa Rica	—	—	3,291	—	—	16,455	16,455
Dominican Republic	—	—	5,838	—	—	29,190	29,190
Jamaica	—	—	182	—	—	910	910
Mexico	—	—	11,757	—	—	58,785	58,785
Portugal	—	—	1,109	—	—	5,545	5,545
Spain	—	—	25,923	—	—	129,615	129,615
Trinidad & Tobago	—	—	8,134	—	—	40,670	40,670
Commercial banks	—	405	—	—	2,025	—	2,025

	10	663,168	61,775	12,000	3,315,840	308,875	3,636,715

At December 31, 2012, the detail of unpaid subscribed capital and of subscribed callable capital is presented below:

	Unpaid Subscribed Capital				Subscribed Callable Capital
	Series “B”		Series “C”		Series “B”		Series “C”
	Number of shares	Nominal Amount	Number of shares	Nominal Amount	Number of shares	Nominal Amount	Number of shares	Nominal Amount
Stockholder:
Argentina	11,620	58,100	—	—	25,200	126,000	—	—
Bolivia	12,426	62,130	—	—	14,400	72,000	—	—
Brazil	29,486	147,430	—	—	25,200	126,000	—	—
Colombia	37,928	189,640	—	—	50,400	252,000	—	—
Ecuador	12,426	62,130	—	—	14,400	72,000	—	—
Panama	11,871	59,355	—	—	7,200	36,000	—	—
Paraguay	7,479	37,395	—	—	7,200	36,000	—	—
Peru	20,424	102,120	—	—	50,400	252,000	—	—
Uruguay	9,750	48,750	—	—	7,200	36,000	—	—
Venezuela	37,928	189,640	—	—	50,400	252,000	—	—
Chile	—	—	—	—	—	—	800	4,000
Mexico	—	—	—	—	—	—	1,600	8,000
Portugal	—	—	346	1,730	—	—	15,688	78,439
Spain	—	—	13,816	69,080	—	—	40,000	200,000
Trinidad & Tobago	—	—	15,323	76,615	—	—	—	—
Commercial banks	18	90	—	—	—	—	—	—

	191,356	956,780	29,485	147,425	252,000	1,260,000	58,088	290,439

General Reserve

CAF maintains a general reserve approved by the stockholders’ Assembly, which is considered an equity reserve. Stockholders approved the increase in the reserve by US$ 116,557, US$ 24,071 and US$ 40,779 during the years ended March 31, 2014, 2013 and 2012, through appropriations from net income for the years ended December 31, 2013, 2012 and 2011, respectively.

Reserve Pursuant to Article N° 42 of the By-laws

CAF’s by-laws requires that at least 10% of annual net income is to be appropriated to a reserve fund until that fund amounts to 50% of the subscribed capital, which is considered an equity reserve. Additional appropriation may be approved by the stockholders. At the stockholders’ Assembly in March 2014, 2013 and 2012, it was authorized to increase the reserve by US$ 21,200, US$ 16,100 and US$ 15,300, through an appropriation from net income for the years ended December 31, 2013, 2012 and 2011, respectively.

17.	DISTRIBUTIONS TO STOCKHOLDERS’ SPECIAL FUNDS

The stockholders’ Assembly may distribute a portion of retained earnings to special funds, created to promote technical and financial cooperation, sustainable human development, and management of poverty relief funds in stockholder countries. CAF has no residual interest in these funds.

In March 2014, 2013 and 2012, the stockholders’ Assembly approved the distribution of US$ 69,000, US$ 119,998 and US$ 96,500, from retained earnings at December 31, 2013, 2012 and 2011, respectively, to the stockholders’ special funds (Note 25).

Additionally, in March 2014, the stockholders´ Assembly approved, effective 2015, the change in the accounting record of distributions to stockholders’ special funds, recognizing them as expenses rather than as a decrease in retained earnings.

18.	ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income balances as of December 31, 2014, 2013 and 2012, and the amounts reclassified out of accumulated other comprehensive income affected net income were as follows:

	December 31,
	2014	2013	2012
Balances at beginning of the year	(317)	—	—
Unrecognized changes in assets/ liabilities under benefit pension plan	32	(317)	—
Amortization of defined benefit pension items(1)	317	—	—

Balances at end of year	32	(317)	—

(1)	This accumulated other comprehensive income component is included in administrative expenses in the statement of comprehensive income.

19.	TAX EXEMPTIONS

CAF is exempt from all taxes on income, properties and other assets. It is also exempt from liability related to the payment, withholding or collection of any tax or other levy.

20.	DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

CAF utilizes derivative financial instruments to reduce exposure to interest rate risk and foreign currency risk. CAF does not hold or issue derivative financial instruments for trading or speculative purposes.

By using derivative financial instruments to hedge exposure to changes in interest rate and foreign exchange rates, CAF exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative financial instrument is positive, the counterparty owes CAF, creating credit risk for CAF. When the fair value of a derivative financial instrument is negative, CAF owes the counterparty and, therefore, it does not have credit risk. CAF minimizes the credit risk in derivative financial instruments by entering into transactions with high-quality counterparties whose credit rating is “A” or higher.

The market risk associated with interest rate and currency risk is managed by swapping loans and borrowings, subject to fixed interest rates and denominated in other currency into floating interest rate instruments denominated in U.S. dollars. CAF enters into derivative financial instruments with market risk characteristics that are expected to change in a manner that will offset the economic change in value of specifically identified loans, bonds or borrowings and other obligations. Derivative contracts held by CAF consist of interest rate and cross-currency swaps and are designated as fair value hedges of specifically identified loans, bonds or borrowings and other obligations with fixed interest rates or non U.S. currency exposure.

CAF also utilizes futures derivatives instruments to reduce exposure to risk. There are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield. Initial margin requirements are met with cash or securities. CAF generally closes out open positions prior to maturity. Therefore, cash receipts or payments are limited to the change in fair value of the future contracts.

CAF monitors the credit risk associated with derivative financial instruments. Credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty, among other factors. To further reduce the credit risk in derivative financial instruments, CAF enters into credit support agreements with its major swap counterparties. This provides risk mitigation, as the swap contracts are regularly mark-to-market, and the party being the net obligor is requested to post collateral when net mark to-market exposure exceeds certain predetermined thresholds, which decrease as the counterparty’s credit rating deteriorates. This collateral is in the form of cash or highly rated and liquid government securities.

CAF does not offset, for each counterparty, the fair value amount recognized for derivative financial instruments with the fair value amount recognized for the collateral, whether posted or received, under master netting arrangements executed with the same counterparty. CAF reports separately the cumulative gross amounts for the receivable from and payable to for derivative financial instruments.

At December 31, 2014, 2013 and 2012, balance sheet details related to CAF’s derivative financial instruments is as follows:

	Derivative assets			Derivative liabilities
	December 31,			December 31,
	2014	2013	2012	2014	2013	2012
Interest rate swap	183,323	96,640	376,341	33,752	6,935	4,705
Cross-currency swap	199,790	320,774	396,107	349,150	175,889	55,362
Futures	—	244	—	155	—	—
Forward contracts	590	—	—	29	—	—

	383,703	417,658	772,448	383,086	182,824	60,067

The following table presents the notional amount and fair values of interest rate swaps and cross-currency swaps and the underlying hedged items at December 31, 2014, 2013 and 2012:

	Notional amount		Fair value
	Interest rate swap	Cross- currency swap	Derivative assets	Derivative liabilities
At December 31, 2014:
Loans	—	18,351	3,151	187
Loans	6,125	—	—	46
Borrowings	419,167	—	13,766	316
Bonds	5,357,840	—	169,557	33,390
Bonds	—	7,803,396	196,639	348,963

	5,783,132	7,821,747	383,113	382,902

At December 31, 2013:
Loans	—	30,586	1,014	2,560
Loans	14,965	—	—	176
Borrowings	490,000	—	5,947	—
Bonds	4,560,840	—	90,693	6,759
Bonds	—	5,878,979	319,760	173,329

	5,065,805	5,909,565	417,414	182,824

At December 31, 2012:
Loans	—	42,820	—	6,506
Loans	23,900	—	617	—
Borrowings	323,333	—	18,220	—
Bonds	5,049,510	—	357,504	4,705
Bonds	—	3,855,689	396,107	48,856

	5,396,743	3,898,509	772,448	60,067

The amount recognized for the right to receive collateral related with interest rate swaps and cross-currency swaps that have been offset at year-end 2014, 2013 and 2012, was US$ 99,413, US$ 121,501 and US$ 214,624, respectively. The amount recognized for the obligation to post collateral that have been offset at year-end 2014 and 2013, was US$ 132,959 and US$ 70,893, respectively. At December, 31, 2012 did not recognize any obligation to post collateral.

The following table presents the notional amount and fair values of futures and the underlying hedged items at December 31, 2014 and 2013:

					Fair value
	Start date	Termination date	Contract Currency	Notional amount	Derivative assets
At December 31, 2014:
Forward contracts	Various	Until Sep 2015	Various	560	590

					Fair value
	Start date	Termination date	Contract Currency	Notional amount	Derivative liabilities
At December 31, 2014:
Futures	Nov/Dec 2014	March 2015	Various	49,900	(81)
Futures	Nov/Dec 2014	March 2015	Various	4,900	(74)

				54,800	(155)
Forward contracts	Various	Until Sep 2015	Various	(560)	(29)

				54,240	(184)

					Fair value
	Start date	Termination date	Contract Currency	Notional amount	Derivative assets
At December 31, 2013:
Futures	Nov/Dec 2013	March 2014	USD	(56,900)	244

The amount recognized for the obligation to post collateral related with futures that have been offset at year-end 2014, was US$ 1,374.

For the years ended December 31, 2014, 2013 and 2012, all of CAFs’ derivatives which had been designated as hedging relationship were considered fair value hedges. The change in the fair value of such derivative instruments and the change in fair value of hedged items attributable to risk being hedged are included in the statement of comprehensive income.

CAF enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting arrangements with substantially all of its derivative counterparties. These legally enforceable master netting arrangements give CAF the right to take cash or liquidate securities held as collateral and to offset receivables and payables with the same counterparty, in the event of default by the counterparty. The following tables present information about the offsetting of derivative instruments, although CAF has elected not to offset any derivative financial instruments by counterparty in the balance sheet:

At December 31, 2014

Derivative assets		Gross amounts not offset
		in the balance sheet
Description	Gross amounts of recognized assets	Financial instruments	Cash and securities collateral received	Net amount
Swaps	383,113	(201,474)	(99,413)	82,226

Derivative liabilities		Gross amounts not offset
		in the balance sheet
Description	Gross amounts of recognized liabilities	Financial instruments	Cash and securities collateral pledged	Net amount
Swaps	(382,901)	201,474	132,959	(48,468)

At December 31, 2013

Derivative assets		Gross amounts not offset
		in the balance sheet
Description	Gross amounts of recognized assets	Financial instruments	Cash and securities collateral received	Net amount
Swaps	546,019	(184,757)	(121,501)	239,761

Derivative liabilities		Gross amounts not offset
		in the balance sheet
Description	Gross amounts of recognized liabilities	Financial instruments	Cash and securities collateral pledged	Net amount
Swaps	(311,429)	184,757	70,893	(55,779)

At December 31, 2012

Derivative assets		Gross amounts not offset
		in the balance sheet
Description	Gross amounts of recognized assets	Financial instruments	Cash and securities collateral received	Net amount
Swaps	774,660	45,621	(214,624)	514,415

Derivative liabilities		Gross amounts not offset
		in the balance sheet
Description	Gross amounts of recognized liabilities	Financial instruments	Cash and securities collateral pledged	Net amount
Swaps	(62,279)	45,621	—	(16,658)

21.	FAIR VALUE MEASUREMENTS

The following section describes the valuation methodologies used by CAF to measure various financial instruments at fair value, including an indication of the level in the fair-value hierarchy in which each instrument is classified. Where appropriate, the description includes details of the valuation models, the key inputs to those models, as well as any significant assumptions.

When available, CAF generally uses quoted market prices to determine fair value, and classifies such items in Level 1. If in some cases where a market price is not available, CAF makes use appropriate valuation methodologies that require considerable judgment in developing and interpreting the estimates of fair value, in which case the items are classified in Level 2.

If quoted market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market parameters, such as interest rates, currency rates, etc. Items valued using such internally developed valuation techniques are classified according to the lowest level input or value driver that is significant to the fair value measurement. Thus, an item may be classified in Level 3 even though there may be some significant inputs that are readily observable.

Where available, CAF may also make use of quoted prices for recent trading activity in positions with the same or similar characteristics to the one being valued. The frequency and size of transactions and the amount of the bid-ask spread are among the factors considered in determining the liquidity of markets and the relevance of observed prices from those markets. If relevant and observable prices are available, those valuations would be classified as Level 2. If prices are not available, other valuation techniques would be used and the item would be classified as Level 3.

The following methods are used to estimate the fair value hierarchy of CAF’s financial instruments:

•	Marketable securities: CAF uses quoted market prices to determine the fair value of trading securities and these financial assets are classified in Level 1 of the fair-value hierarchy.

•	Loans: The fair value of fixed rate loans, is determined using the current variable interest rate for similar loans. These loans are classified in Level 2 of the fair value hierarchy.

•	Derivative assets and liabilities: Derivative transactions contracted and designated by CAF as hedges of risks related to interest rates, currency rates or both, for transactions recorded as financial assets or liabilities are also presented at fair value. In those cases the fair value is calculated using market prices provided by the counterparties. Derivative assets and liabilities are classified in Level 2 of the fair value hierarchy.

•	Bonds and borrowings: For CAF´s bonds issued and medium and long term borrowings, fair value is determined using an internal valuation technique, taking into consideration benchmark interest yield curves at the end of the reporting period to discount the expected cash flows for the applicable maturity, thus reflecting market fluctuation of key variables such as interest and exchange rates. These yield curves are adjusted to incorporate CAF credit risk spread. Those transactions are generally classified in Level 2 of the fair-value hierarchy depending on the observability of significant inputs to the model.

During 2014, 2013 and 2012, there were no transfers between levels 1, 2 and 3.

Items Measured at Fair Value on a Recurring Basis

The following tables present for each of the fair-value hierarchy levels CAF’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2014, 2013 and 2012:

	Level 1	Level 2	Level 3	Total
At December 31, 2014:
Assets:
Marketable Securities:
U.S. Treasury Notes	1,920,441	—	—	1,920,441
Bonds of non-U.S. governments and government entities	195,373	—	—	195,373
Financial institutions and corporate securities:
Commercial papers	1,075,478	—	—	1,075,478
Certificate of deposits	2,264,749	—	—	2,264,749
Bonds	1,183,477	—	—	1,183,477
Collateralized mortgage obligation	292,214	—	—	292,214
Liquidity funds	199,059	—	—	199,059

	5,014,977	—	—	5,014,977

	7,130,791	—	—	7,130,791
Loans	—	21,954	—	21,954
Derivative instruments:
Interest rate swap	—	183,323	—	183,323
Cross-currency swap	—	199,790	—	199,790
Forward contracts	—	590	—	590

	—	383,703	—	383,703

	7,130,791	405,657	—	7,536,448

Liabilities:
Borrowings	—	432,617	—	432,617
Bonds	—	13,124,319	—	13,124,319
Derivative instruments:
Futures	—	155	—	155
Interest rate swap	—	33,752	—	33,752
Cross-currency swap	—	349,150	—	349,150
Forward contracts	—	29	—	29

	—	383,086	—	383,086

	—	13,940,022	—	13,940,022

	Level 1	Level 2	Level 3	Total
At December 31, 2013:
Assets:
Marketable Securities:
U.S. Treasury Notes	674,749	—	—	674,749
Bonds of non-U.S. governments and government entities	130,390	—	—	130,390

Financial institutions and corporate securities:
Commercial papers	1,982,228	—	—	1,982,228
Certificate of deposits	1,454,325	—	—	1,454,325
Bonds	1,165,255	—	—	1,165,255
Collateralized mortgage obligation	220,196	—	—	220,196
Liquidity funds	193,151	—	—	193,151
Others	10,950	—	—	10,950

	5,026,105	—	—	5,026,105

	5,831,244	—	—	5,831,244
Loans	—	48,358	—	48,358

Derivative instruments:
Futures	—	244	—	244
Interest rate swap	—	96,640	—	96,640
Cross-currency swap	—	320,774	—	320,774

	—	417,658	—	417,658

	5,831,244	466,016	—	6,297,260

Liabilities:
Borrowings	—	495,947	—	495,947
Bonds	—	10,659,931	—	10,659,931

Derivative instruments:
Interest rate swap	—	6,935	—	6,935
Cross-currency swap	—	175,889	—	175,889

	—	182,824	—	182,824

	—	11,338,702	—	11,338,702

	Level 1	Level 2	Level 3	Total
At December 31, 2012:
Assets:
Marketable Securities:
U.S. Treasury Notes	944,773	—	—	944,773
Bonds of non-U.S. governments and government entities	178,846	—	—	178,846

Financial institutions and corporate securities:
Commercial papers	1,899,734	—	—	1,899,734
Certificate of deposits	344,044	—	—	344,044
Bonds	1,723,496	—	—	1,723,496
Collateralized mortgage obligation	159,485	—	—	159,485
Liquidity funds	193,005	—	—	193,005
Others	9,754	—	—	9,754

	4,329,518	—	—	4,329,518

	5,453,137	—	—	5,453,137

Loans	—	72,354	—	72,354

Derivative instruments:
Interest rate swap	—	376,341	—	376,341
Cross-currency swap	—	396,107	—	396,107

	—	772,448	—	772,448

	5,453,137	844,802	—	6,297,939

Liabilities:
Borrowings	—	341,553	—	341,553
Bonds	—	9,595,784	—	9,595,784

Derivative instruments:
Interest rate swap	—	4,705	—	4,705
Cross-currency swap	—	55,362	—	55,362

	—	60,067	—	60,067

	—	9,997,404	—	9,997,404

Items that are not measured at fair value

The carrying amount and estimated fair values of CAF’s financial instruments that are not recognized in the balance sheets at fair value are as follows:

	Hierarchy Levels	December 31,
		2014		2013		2012
		Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets:
Cash and due from banks	1	141,147	141,147	230,051	230,051	141,720	141,720
Deposits with banks	1	1,279,267	1,279,267	1,462,208	1,462,208	1,490,049	1,490,049
Other investments	1	1,596,608	1,596,608	781,219	781,219	100,910	100,910
Loans, net	2	18,976,959	18,981,432	17,836,204	17,838,511	16,283,056	16,283,792
Equity investments (cost method)	2	249,642	249,642	192,872	192,872	123,311	123,311
Accrued interest and commissions receivable	2	292,325	292,325	242,153	242,153	216,323	216,323

Financial liabilities:
Deposits	2	3,696,510	3,696,510	3,263,674	3,263,674	3,121,843	3,121,843
Commercial paper	2	1,853,282	1,853,282	2,936,496	2,936,496	3,174,927	3,174,927
Borrowings	2	1,082,029	1,083,696	1,132,916	1,134,194	1,049,540	1,049,681
Bonds	2	735,830	737,349	532,570	534,326	147,068	149,043
Accrued interest payable	2	239,547	239,547	200,013	200,013	180,597	180,597

The following methods and assumptions were used to estimate the fair value of those financial instruments, not accounted for at fair value:

•	Cash and due from banks, deposits with banks, interest and commissions receivable, other investment, deposits, commercial paper and accrued interest payable: The carrying amounts approximate fair value because of the short maturity of these instruments.

•	Loans: CAF is one of the few institutions that grant loans for development projects in the stockholder countries. A secondary market does not exist for the type of loans granted by CAF. As rates on variable rate loans are reset on a semiannual basis, the carrying value, adjusted for credit risk, was determined to be the best estimate of fair value. The fair value of fixed rate loans is determined using the current variable interest rate for similar loans. The fair value of impaired loans is estimated on the basis of discounted cash flows.

•	Equity investments: CAF´s equity investments in other entities do not have available market price quotations. The fair value of equity investments is determined based on a financial analysis of the investees and any losses are recognized immediately in the statement of comprehensive income.

•	Bonds and borrowings: For CAF´s bonds issued and medium and long term borrowings, fair value is determined using an internal valuation technique, taking into consideration yield curves to discount the expected cash flows for the applicable maturity, thus reflecting the fluctuation of variables such as interest and exchange rates. These yield curves are adjusted to incorporate CAF credit risk spread. Those transactions are generally classified in Level 2 of the fair-value hierarchy depending on the observability of significant inputs to the model.

During 2014, 2013 and 2012, there were no transfers between levels 1, 2 and 3.

22.	FAIR VALUE OPTION

CAF’s management decided to measure at fair value those financial assets and liabilities denominated in currencies other than US dollars for which it has contracted a derivative as an economic hedge for other currency and interest rate risks.

The results recorded in the statement of comprehensive income resulting from the periodic cash flows and unrealized changes in fair value as of December 31, 2014, 2013 and 2012 for instruments for which the fair value option was chosen, and for derivatives used as economic hedges for these instruments, are as follows:

	December 31,
	2014	2013	2012
Bond related swaps	2,165	787	(779)
Loan related swaps	(690)	1,342	202

	1,475	2,129	(577)

23.	COMMITMENTS AND CONTINGENCIES

Commitments and contingencies include the following:

	December 31,
	2014	2013	2012
Loan commitments subscribed — eligibles	5,281,911	4,583,475	3,706,207
Loan commitments subscribed — non eligibles	2,836,455	1,965,410	2,531,805
Lines of credit	4,718,975	4,782,126	3,578,581
Letters of credit	16,776	58,641	27,991
Equity investments agreements subscribed	286,149	254,687	185,799
Guarantees	311,819	375,533	331,630

These commitments and contingencies result from the normal course of CAF’s business and are related principally to loans that have been approved or committed for disbursement.

In the ordinary course of business, CAF has entered into commitments to extend loans; such financial instruments are recorded as loan commitments upon signing the corresponding loan agreement and are reported in the financial statements when disbursements are made. Loan commitments that have fulfilled the necessary requirements for disbursement are classified as eligible.

The commitments to extend loans have fixed expiration dates and in some cases expire without making disbursements. Also, based on experience, parts of the disbursements are made up to two years after the signing of the contract. Therefore, the total commitment amounts do not necessarily represent future cash requirements.

Guarantees mature as follows:

	December 31,
	2014	2013	2012
Remaining maturities:
Less than one year	45,621	98,707	81,822
Between one and two years	12,000	—	—
Between four and five years	40,254	52,924	—
Over five years	213,944	223,902	249,808

	311,819	375,533	331,630

To the best knowledge of CAF’s management, CAF is not engaged in any litigation that is material to CAF’s business or that is likely to have any impact on its business, financial condition or results of operations.

24.	ADMINISTRATIVE EXPENSES

For the years ended December 31, 2014 and 2013, CAF recorded administrative expenses as follows:

	December 31,
	2014	2013	2012
Salaries and employee benefits	74,111	67,388	57,696
Professional fees, seminars and other expenses	16,486	14,492	11,630
Logistics and infrastructure	15,038	13,066	13,797
Telecommunications and technology	11,043	9,051	7,865

	116,678	103,997	90,988

25.	SPECIAL FUNDS AND OTHER FUNDS UNDER MANAGEMENT

CAF, as a multilateral financial institution, acts as administrator of several funds owned by third-parties and CAF’s stockholders’ special funds.

The special funds contribute to regional integration and sustainable development through capacity building, increased domestic and international exchanges, generation and use of knowledge, as well as training human resources and fortifying institutions, and CAF is responsible for their administration. The special funds are governed by the provisions of the Constitutive Agreement and any other provisions that may be established by the Board of Directors. The resources of the special funds are completely independent from the resources of CAF and are thus so maintained, accounted for, presented, utilized, invested, committed and otherwise disposed of. With regard to the use of the special funds, the financial responsibility of CAF, as administrator, is limited to the net assets and reserves of each of the constituted special funds. CAF has no residual interest in the net assets of the special funds.

As of December 31, 2014, 2013 and 2012, managed funds net assets are US$ 508,638, US$ 537,651 and US$ 498,048, respectively. The balances of main managed funds are as follows:

	December 31,
	2014	2013	2012
Compensatory Financing Fund (FFC)(1)	330,736	350,010	324,270
Fund for the Development of Small and Medium Enterprises (FIDE)	54,810	56,879	43,567
Fund for the Promotion of Sustainable Infrastructure Projects (PROINFRA)(2)	—	25,440	24,480
Technical Cooperation Fund (FCT)(2)	55,936	25,826	22,917
Human Development Fund (FONDESHU)	15,604	17,610	16,884
Latin American Carbon, Clean Alternative Energies Program (PLAC)	7,228	7,158	7,696
Cross-Border Cooperation and Integration (COPIF)	—	3,724	3,487
Special Bolivia Fund (FEB)(2)	—	(767)	(1,449)
Others	44,324	51,771	56,196

	508,638	537,651	498,048

(1)	FFC was created by CAF’s stockholders for the purpose of compensating a portion of the interest costs of certain loans granted by CAF to finance economic and social infrastructure projects. For the years ended December 31, 2014, 2013 and 2012, FFC compensated interest amounting to US$ 61,261 US$ 48,239 and US$ 37,489, respectively.

(2)	As of March 18, 2014 and according to the decision of the Board, these funds were combined, with the Technical Cooperation Fund (FCT).

26.	SEGMENT REPORTING

Management has determined that CAF has only one reportable segment since it does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. CAF does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing services among individual countries.

For the years ended December 31, 2014, 2013 and 2012, loans made to or guaranteed by six countries individually generated an excess, before swaps, of 10% of loan income, as follows:

	December 31,
	2014	2013	2012
Argentina	71,292	60,632	61,101
Bolivia	46,488	41,959	42,497
Brazil	44,972	—	—
Colombia	42,757	45,251	54,042
Ecuador	62,249	61,951	66,006
Peru	64,459	60,346	77,420
Venezuela	71,846	73,020	78,464

	404,063	343,159	379,530

27.	SUBSEQUENT EVENTS

Management has evaluated subsequent events through January 30, 2015, the date of issue of these financial statements. As a result of this evaluation, Management has determined that there are no subsequent events, that require a disclosure in CAF’s financial statements at the year ended December 31, 2014, except for:

•	On January 21, 2015 CAF priced bonds under its U.S. Shelf program for US$ 1,000,000, Floating Rates Notes due 2018. The effective date of the bonds is January 29, 2015.

UNAUDITED CONDENSED INTERIM FINANCIAL INFORMATION AND NOTES THERETO

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Unaudited Condensed Interim Financial Information

As of March 31, 2015 and December 31, 2014

Balance Sheets

(In thousands of U.S. dollars)

	March 31, 2015	December 31, 2014
ASSETS
Cash and due from banks	144,107	141,147
Deposits with banks	1,848,228	1,279,267
Marketable securities
Trading	7,246,185	7,130,791
Other investments	2,150,775	1,596,608
Loans (includes $18,737 and $21,954 as of March 31, 2015 and December 31, 2014, respectively, at fair value)	19,390,053	19,144,087
Less loan commissions, net of origination costs	87,866	89,411
Less allowance for loan losses	60,316	55,763

Loans, net	19,241,871	18,998,913

Accrued interest and commissions receivable	284,325	292,325
Equity investments	310,915	292,345
Derivative instruments	389,677	383,703
Property and equipment, net	68,364	69,003
Other assets	700,277	310,538

Total assets	32,384,724	30,494,640

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Deposits	4,101,549	3,696,510
Commercial paper	2,057,201	1,853,282
Borrowings and other obligations (includes $423,773 and $432,617 as of March 31, 20150 and December 31, 2014, respectively, at fair value)	1,433,337	1,514,646
Bonds (includes $14,078,391 and $13,124,319 as of March 31, 2015 and December 31, 2014, respectively, at fair value)	14,807,860	13,859,940
Accrued interest and commissions payable	206,128	239,547
Derivative instruments	631,797	383,086
Accrued expenses and other liabilities	317,672	184,393

Total liabilities	23,555,544	21,731,404

STOCKHOLDERS’ EQUITY
Subscribed and paid-in capital (authorized capital $15 billion)	4,259,300	4,250,495
Additional paid-in capital	1,927,688	1,911,487
Reserves	2,601,222	2,463,583
Other comprehensive income	32	32
Retained earnings	40,938	137,639

Total stockholders’ equity	8,829,180	8,763,236

Total liabilities and stockholders’ equity	32,384,724	30,494,640

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Unaudited Condensed Interim Financial Information for

the Three-Month Period ended March 31, 2015 and 2014

Statements of Comprehensive Income

(In thousands of U.S. dollars)

	Three Months Ended March 31,
	2015	2014
Interest income
Loans	125,323	115,405
Investments and deposits with banks, net	22,641	12,666
Loan commissions	9,953	8,556

Total interest income	157,917	136,627

Interest expense
Deposits	2,482	3,455
Commercial paper	1,821	2,339
Bonds	65,835	59,673
Borrowings and other obligations	5,573	5,316
Commissions	3,811	5,472

Total interest expense	79,522	76,255

Net interest income	78,395	60,372
Provision (credit) to allowance for loan losses	4,553	(5,345)

Net interest income, after provision (credit) to allowance for loan losses	73,842	65,717

Non-interest income
Other commissions	2,930	3,854
Dividends and equity in earnings of investees	96	23
Other income	427	329

Total non-interest income	3,453	4,206

Non-interest expenses
Administrative expenses	32,476	29,060
Other expenses	3,156	70

Total non-interest expenses	35,632	29,130

Net income before unrealized changes in fair value related to financial instruments	41,663	40,793
Unrealized changes in fair value related to financial instruments	(725)	3,948

Net income	40,938	44,741
Other comprehensive income	—	79
Total comprehensive income	40,938	44,820

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Unaudited Condensed Interim Financial Information for

the Three-Month Period ended March 31, 2015 and 2014

Statements of Cash Flows

(In thousands of U.S. dollars)

	Three Months Ended March 31,
	2015	2014
Cash flows from operating activities
Net income	40,938	44,741
Adjustments to reconcile net income to net cash (used in) provided by operating activities
Unrealized (gain) loss on trading securities	(5,766)	(6,679)
Amortization of loan commissions, net of origination costs	(3,528)	(2,819)
Provision (credit) to allowance for loan losses	4,553	(5,345)
Impairment charge for equity investments	282	—
Equity in earnings of investees	—	—
Depreciation of property and equipment	1,423	1,112
Amortization of deferred charges	825	790
Provision for employees’ severance indemnities and benefits	2,432	2,146
Provisions for employees’ savings plan	337	330
Unrealized changes in fair value related to financial instruments	725	(3,948)
Net changes in operating assets and liabilities
Severance indemnities paid or advanced	(1,942)	(1,492)
Employees’ savings plan paid or advanced	(455)	(606)
Trading securities, net	(109,628)	(429,188)
Interest and commissions receivable	8,000	(12,284)
Other assets	(390,564)	(27,165)
Accrued interest payable	(33,419)	(1,791)
Accrued expenses and other liabilities	133,224	99,663

Total adjustments and net changes in operating assets and liabilities	(393,501)	(387,276)

Net cash used in operating activities	(352,563)	(342,535)

Cash flows from investing activities
Purchases of other investments	(1,388,727)	(486,813)
Maturities of other investments	834,560	409,987
Loan origination and principal collections, net	(243,983)	(69,871)
Equity investments, net	(18,852)	(7,351)
Purchases of property and equipment	(784)	(1,286)

Net cash used in investing activities	(817,786)	(155,334)

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Unaudited Condensed Interim Financial Information for

the Three-Month Period ended March 31, 2015 and 2014

Statements of Cash Flows continued

(In thousands of U.S. dollars)

	Three Months Ended March 31,
	2015	2014
Cash flows from financing activities
Net increase in deposits	405,039	389,645
Net increase (decrease) in commercial paper	203,919	(775,553)
Proceeds from issuance of bonds	1,339,894	1,311,747
Repayment of bonds	(142,457)	(364,101)
Proceeds from borrowings and other obligations	7,935	29,490
Repayment of borrowings and other obligations	(97,066)	(22,274)
Distributions to stockholders’ funds	—	(69,000)
Proceeds from issuance of shares	25,006	82,189

Net cash provided by financing activities	1,742,270	582,143

Net increase in cash and cash equivalents	571,921	84,274
Cash and cash equivalents at beginning of period	1,420,414	1,692,259

Cash and cash equivalents at end of period	1,992,335	1,776,533

Consisting of:
Cash and due from banks	144,107	162,088
Deposits with banks	1,848,228	1,614,445

	1,992,335	1,776,533

Supplemental disclosure
Interest paid during the period	109,901	74,102

Non-cash financing activities
Change in derivative instrument assets	5,974	107,148
Change in derivative instrument liabilities	248,711	(49,685)

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Unaudited Condensed Interim Financial Information for

the Three-Month Period ended March 31, 2015

Statement of Stockholders’ Equity

(In thousands of U.S. dollars)

	Subscribed and paid-in capital	Additional paid-in capital	Reserve Pursuant to			Other Comprehensive Income	Retained earnings	Total stockholders’ equity
			General Reserve	Article No 42 of by-laws	Total
Balance at December 31, 2014	4,250,495	1,911,487	2,012,149	451,434	2,463,583	32	137,639	8,763,236

Capital increase	8,805	16,201	—	—	—	—	—	25,006
Appropriated for general reserve	—	—	123,874	—	123,874	—	(123,874)	—
Appropriated for general reserve to Article 42 of by-laws	—	—	—	13,765	13,765	—	(13,765)	—
Other comprehensive income	—	—	—	—	—	—	—	—
Net Income	—	—	—	—	—	—	40,938	40,938

Balance at March 31, 2015	4,259,300	1,927,688	2,136,023	465,199	2,601,222	32	40,938	8,829,180

	Subscribed and paid-in capital	Additional paid-in capital	Reserve Pursuant to			Other Comprehensive Income	Retained earnings	Total stockholders’ equity
			General Reserve	Article No 42 of by-laws	Total
Balance at December 31, 2013	3,941,380	1,342,903	1,895,592	430,234	2,325,826	(317)	206,757	7,816,549

Capital increase	28,940	53,249	—	—	—	—	—	82,189
Appropriated for general reserve	—	—	116,557	—	116,557	—	(116,557)	—
Appropriated for general reserve to Article 42 of by-laws	—	—	—	21,200	21,200	—	(21,200)	—
Distribution to stockholders’ funds	—	—	—	—	—	—	(69,000)	(69,000)
Other comprehensive income	—	—	—	—	—	79	—	79
Net Income	—	—	—	—	—	—	44,741	44,741

Balance at March 31, 2014	3,970,320	1,396,152	2,012,149	451,434	2,463,583	(238)	44,741	7,874,558

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to Unaudited Condensed Interim Financial Information

As of March 31, 2015 and 2014 and for the Year ended December 31, 2014

(In thousands of U.S. dollars)

(1) Basis of Presentation

The condensed interim financial information as of March 31, 2015 and for the three-month period ended March 31, 2015 and 2014 is unaudited and has been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of management, such interim financial information includes all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the results of the interim periods. The results of operations for the three-month period ended March 31, 2015 are not necessarily an indication of the results to be expected for the full year 2015.

This condensed interim financial information should be read in conjunction with CAF’s financial statements for each of the years in the three-year period ended December 31, 2014 and the notes thereto presented in the accompanying prospectus.

(2) Allowance for Loan Losses

For the three-month period ended March 31, 2015, CAF had a provision for loan losses of $4,553 compared to a credit for loan losses of $5,345 for the same period in 2014. The allowance for loan losses as a percentage of the loan portfolio was 0.3% at March 31, 2015, compared to 0.2% at March 31, 2014.

Changes in the provision occurred mainly because of an improvement in the determination of the loan loss provision that became effective as of September 2013 and which resulted in a loan loss provision reversal. This improvement, which is in line with many other supranationals, incorporates recovery rates that differ between sovereign guaranteed loans and non-sovereign guaranteed loans.

The credit and provision in the periods described above reflect management’s estimates for both general and specific provisions. The allowance for loan losses is estimated considering the credit risk exposure, probability of default and, beginning December 31, 2014, loss given default, based on external data provided by risk rating agencies, recognizing such effects in profit or loss for the period.

Allowance for loan losses of sovereign loans is established by CAF based on the individual long-term foreign currency debt rating of the borrower countries considering the average rating of three recognized international risk rating agencies as of the date of the financial statements preparation. The country risk rating considers a default probability. Given CAF’s status as a preferred creditor and taking into account the immunities and privileges conferred by its shareholder countries, which are established in CAF’s by-laws and other similar agreements, a factor reflecting a lower default probability — usually equivalent to three levels above its risk rating — is used.

Regarding the non-sovereign loan portfolio, the allowance for loan losses is based on the individual local currency debt rating of the borrower countries considering the average rating of the aforementioned agencies. As of December 31, 2014, by virtue of the change in the determination of the allowance for loan losses, the allowance for loan losses is calculated by considering the internal rating of each borrower, using the probability of default corresponding to the average of the equivalent categories of the risk rating agencies.

For those cases where the category equivalent to the rating of a given borrower determined by any of the agencies is higher than the rating in local currency of the country corresponding to such borrower, or if for any reason there is no rating, the rating in local currency of such country determined by the risk rating agencies will be used.

A specific allowance for loan losses is established by CAF for impaired loans. A loan is considered as impaired when, based on currently available information and events, there exists the probability that CAF will not recover the total amount of principal and interest as agreed in the terms of the original loan contract. The impairment of loans is determined on a loan by loan basis based on the present value of expected future cash flows, discounted at the original loan’s effective interest rate. The allowance for loan losses is reported as a deduction from loans.

(3) Marketable Securities

Trading Securities

A summary of trading securities follows:

	March 31, 2015		December 31, 2014
	Amount	Average maturity (years)	Amount	Average maturity (years)
U.S. Treasury Notes	377,274	3.01	1,920,441	1.88
Non-U.S. governments and government entities bonds	172,660	0.81	195,373	0.60

Financial institutions and corporate securities:
Commercial papers	2,379,064	0.24	1,075,478	0.32
Certificates of deposit	2,516,634	0.35	2,264,749	0.46
Bonds	1,283,768	1.61	1,183,477	1.64
Liquidity Fund	214,040	0.75	199,059	1.00
Collateralized mortgage obligation	302,745	4.64	292,214	5.55

	6,696,251	0.76	5,014,977	1.02

	7,246,185	0.88	7,130,791	1.24

(4) Loans

Loans include short-, medium- and long-term loans to finance projects, working capital and trade activities. The majority of the loans are to Series “A” and “B” stockholder countries, or to private institutions or companies of these countries.

Loans by country are summarized as follows:

	March 31, 2015	December 31, 2014
Stockholder country:
Argentina	2,725,683	2,718,009
Bolivia	1,914,673	1,909,509
Brazil	1,951,514	1,932,414
Colombia	1,682,290	1,768,619
Costa Rica	129,671	128,627
Dominican Republic	223,639	172,458
Ecuador	2,828,206	2,824,501
Jamaica	5,497	5,628
Mexico	317,086	127,526
Panama	1,260,506	1,254,545
Paraguay	265,530	249,271
Peru	2,382,078	2,333,123
Portugal	15,000	15,000
Spain	189,583	191,875
Uruguay	538,506	509,247
Venezuela	2,959,690	3,001,625

Loans	19,389,152	19,141,977
Fair value adjustments	901	2,110

Carrying value of loans	19,390,053	19,144,087

Fair value adjustments to the carrying value of loans represent adjustments to the carrying value of loans for which the fair value option is elected.

At March 31, 2015 and December 31, 2014, loans in other currencies were granted for an equivalent of $42,074 and $41,780, respectively, principally in Bolivian bolivianos, Peruvian nuevos soles, Paraguaian guarani, Mexican pesos and Colombian pesos. At March 31, 2015 and December 31, 2014, loans include fixed interest rate loans of $82,742 and $73,164, respectively.

Loans classified by public sector and private sector borrowers, are as follows:

	March 31, 2015	December 31, 2014
Public Sector	15,882,602	15,564,049
Private Sector	3,506,550	3,577,928

	19,389,152	19,141,977

The average yield of the loan portfolio is shown below:

	March 31, 2015		December 31, 2014
	Amount	Average yield (%)	Amount	Average yield (%)
Loans	19,389,152	2,59	19,141,977	2,62

Loans by industry segments are as follows:

	March 31,		December 31,
	2015	%	2014	%
Agriculture, hunting and forestry	67,030	—	63,389	—
Manufacturing	367,007	2	399,627	2
Electricity, gas and water supply	6,529,384	34	6,613,662	35
Transport, warehousing and communications	7,037,892	36	7,091,245	37
Commercial banks	1,518,924	8	1,191,862	6
Development banks	635,682	3	571,100	3
Social and other infrastructure programs	3,059,070	16	3,047,281	16
Others	174,163	1	163,811	1

	19,389,152	100	19,141,977	100

Loans mature as follows:

	March 31, 2015	December 31, 2014
Remaining maturities:
Less than one year	2,763,220	2,717,459
Between one and two years	2,152,511	2,140,348
Between two and three years	1,927,326	1,919,126
Between three and four years	1,726,756	1,713,659
Between four and five years	1,829,178	1,815,106
Over five years	8,990,161	8,836,279

	19,389,152	19,141,977

Loan portfolio is classified depending on the credit risk type, as follows:

	March 31, 2015	December 31, 2014
Sovereign guaranteed	15,553,591	15,318,111
Non-sovereign guaranteed	3,835,561	3,823,866

	19,389,152	19,141,977

Loan portfolio quality

The loan portfolio quality indicators are presented below:

	March 31, 2015	December 31, 2014
Impaired Loans	0.0	0.0
Loans written-off	0.0	4,125
Purchases of loan portfolio	0.0	0
Sales of loan portfolio	4,688	118,008
Trouble debt restructured	0	0
Non-accrual loans	16,545	16,545
Overdue loans	0.0	0.0
Allowance for loan losses as a percentage of loan portfolio	0.3%	0.3%
Nonaccrual loans as a percentage of loan portfolio	0.09%	0.09%
Overdue loan principal as a percentage of loan portfolio	0.0%	0.0%

A/B Loans

CAF administers loan-participations sold, and only assumes the credit risk for the portion of the loan owned by CAF. At March 31, 2015 and December 31, 2014, CAF maintained loans of this nature amounting to $1,493,038 and $1,558,400, respectively; whereby other financial institutions provided funds for $1,055,673; and $1,067,057, respectively.

Allowance for Loan Losses

Changes in the allowance for loan losses are presented below:

	For the three-month period ended March 31, 2015			For the year ended December 31, 2014
	Sector		Total	Sector		Total
	Sovereign	Non-sovereign		Sovereign	Non-sovereign
Balances at beginning of period	20,241	35,522	55,763	10,898	27,438	38,336
Provision (credit) to results of operations	6,259	(1,706)	4,553	9,343	12,209	21,552
Loans written-off	—	—	—	—	(4,125)	(4,125)
Recoveries	—	—	—	—	—	—

Balances at end of period	26,500	33,816	60,316	20,241	35,522	55,763

(5) Deposits

A summary of deposits follows:

	March 31, 2015	December 31, 2014
Demand deposits	83,273	72,479
Time deposits:
Less than one year	4,018,276	3,624,031

	4,101,549	3,696,510

At March 31, 2015 and December 31, 2014, the interest rates on deposits ranged from 0.03% to 1.798% and from 0.06% to 1.812%, respectively. Deposits are issued for amounts equal to or more than $100. Total deposits in other currencies amounted to $139,031 and $157,324, at March 31, 2015 and December 31, 2014, respectively.

(6) Commercial Papers

CAF maintains commercial paper of $2,057,201 as of March 31, 2015 and 92% of CAF’s commercial paper will mature in 2015. At December 31, 2014, $1,853,282 of CAF’s commercial paper matures in the year 2015. At March 31, 2015 and December 31, 2014, the interest rates on commercial paper ranged from 0.13% to 0.545% and from 0.145% to 0.458%, respectively.

(7) Borrowings

A summary of borrowings follows:

	March 31, 2015	December 31, 2014
U.S. dollars	1,352,790	1,443,140
Peruvian nuevos soles	22,747	22,044
Venezuelan bolivars	30,159	30,159
Other currencies	6,368	5,853

	1,412,064	1,501,196
Fair value adjustments	21,273	13,450

Carrying value of borrowings	1,433,337	1,514,646

At March 31, 2015 and December 31, 2014, there were fixed interest-bearing borrowings in the amount of $ 551,799 and $545,171, respectively. At March 31, 2015 and December 31, 2014, the interest rates on borrowing ranged from 0.1324% to 12% during both periods.

Borrowings, by remaining maturities, are summarized below:

	March 31, 2015	December 31, 2014
Remaining maturities:
Less than one year	271,917	246,009
Between one and two years	333,484	441,506
Between two and three years	130,344	105,614
Between three and four years	153,878	184,241
Between four and five years	114,069	113,625
Over five years	408,372	410,201

	1,412,064	1,501,196

At March 31, 2015 and December 31, 2014, there were unused term credit facilities amounting to $564,463 and $569,342, respectively.

(8) Bonds

An analysis of bonds follows:

	March 31, 2015			December 31, 2014
	Outstanding principal			Outstanding principal
	At original exchange rate	At spot exchange rate	Weighted average cost, after swaps (%) (period end)	At original exchange rate	At spot exchange rate	Weighted average cost, after swaps (%) (Year end)
U.S. dollars	7,158,857	7,158,857	1.87	6,109,320	6,109,320	2.03
Euros	3,435,706	2,747,273	1.67	3,571,411	3,230,302	1.62
Japanese yen	492,096	367,715	2.29	418,819	294,807	2.45
Colombian pesos	112,565	86,081	2.64	112,565	92,687	2.64
Australian dollars	525,427	437,116	1.29	525,233	471,269	1.26
Swiss francs	2,273,104	2,189,106	1.71	2,054,538	1,950,086	1.71
Mexican pesos	98,107	86,036	2.67	98,108	89,545	2.67
Peruvian nuevos soles	26,123	27,640	0.77	32,331	35,412	0.73
Chinese renminbi	96,618	96,771	1.37	96,618	96,660	1.37
Norwegian kroner	390,828	296,139	1.47	390,828	323,777	1.43
Hong Kong dollars	386,060	386,287	1.73	386,060	386,212	1.69
Turkish lira	70,093	60,086	0.34	70,089	67,408	0.34
South African rand	22,594	20,769	0.34	22,594	21,848	0.85

	15,088,178	13,959,876		13,888,514	13,169,333

Fair value adjustments		847,984			690,607

Carrying value of bonds		14,807,860			13,859,940

A summary of the bonds outstanding, by remaining maturities, follows:

	March 31, 2015	December 31, 2014
Remaining maturities:
Less than one year	2,322,283	1,264,543
Between one and two years	1,190,529	1,560,577
Between two and three years	3,064,142	2,086,958
Between three and four years	661,032	1,315,182
Between four and five years	835,436	937,189
Over five years	7,014,756	6,724,065

	15,088,178	13,888,514

At March 31, 2015 and December 31, 2014 fixed interest rate bonds amounted to $13,399,872 and $13,059,963, respectively, of which $7,947,032 and $7,667,123, correspond to the same dates respectively, are denominated in Japanese yen, Euros, Swiss francs, Australian dollars, Colombian pesos, Mexican pesos, Hong Kong dollars, Norwegian kroner, Chinese renminbi, Peruvian nuevos soles, Turkish lira and South African rand.

(9) Derivative Instruments and Hedging Activities

CAF utilizes derivative financial instruments to reduce exposure to interest rate risk and foreign currency risk. CAF does not hold or issue derivative financial instruments for trading or speculative purposes.

By using derivative financial instruments to hedge exposure to changes in interest rate and foreign exchange rates, CAF exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative financial instrument is positive, the counterparty owes CAF, creating credit risk for CAF. When the fair value of a derivative financial instrument is negative, CAF owes the counterparty and, therefore, it does not have credit risk. CAF minimizes the credit risk in derivative financial instruments by entering into transactions with high-quality counterparties whose credit rating is “A” or higher.

The market risk associated with interest rate and currency risk is managed by swapping loans and borrowings, subject to fixed interest rates and denominated in other currency into floating interest rate instruments denominated in U.S. dollars. CAF enters into derivative financial instruments with market risk characteristics that are expected to change in a manner that will offset the economic change in value of specifically identified loans, bonds or borrowings and other obligations. Derivative contracts held by CAF consist of interest rate and cross-currency swaps and are designated as fair value hedges of specifically identified loans, bonds or borrowings and other obligations with fixed interest rates or non U.S. currency exposure.

CAF also utilizes futures derivatives instruments to reduce exposure to risk. There are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield. Initial margin requirements are met with cash or securities. CAF generally closes out open positions prior to maturity. Therefore, cash receipts or payments are limited to the change in fair value of the future contracts.

CAF monitors the credit risk associated with derivative financial instruments. Credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty, among other factors. To further reduce the credit risk in derivative financial instruments, CAF enters into credit support agreements with its major swap counterparties. This provides risk mitigation, as the swap contracts are regularly mark-to-market, and the party being the net obligor is requested to post collateral when net mark to-market exposure exceeds certain predetermined thresholds, which decrease as the counterparty’s credit rating deteriorates. This collateral is in the form of cash or highly rated and liquid government securities.

CAF does not offset, for each counterparty, the fair value amount recognized for derivative financial instruments with the fair value amount recognized for the collateral, whether posted or received, under master netting arrangements executed with the same counterparty. CAF reports separately the cumulative gross amounts for the receivable from and payable to for derivative financial instruments.

At March 31, 2015 and December 31, 2014, balance sheet details related to CAF’s derivative financial instruments is as follows:

	Derivative assets		Derivative liabilities
	March 31,	December 31,	March 31,	December 31,
	2015	2014	2015	2014
Interest rate swap	197,119	183,323	3,347	33,752
Cross-currency swap	191,131	199,790	628,226	349,150
Futures	—	—	224	155
Forward contracts	1,427	590	—	29

	389,677	383,703	631,797	383,086

The following table presents the notional amount and fair values of interest rate swaps and cross-currency swaps and the underlying hedged items at March 31, 2015 and December 31, 2014:

	Notional amount		Fair value
	Interest rate swap	Cross- currency swap	Derivative assets	Derivative liabilities
At March 31, 2015 —
Loans	—	18,351	4,234	—
Loans	4,145	—	—	63
Borrowings	402,500	—	21,273	—
Bonds	6,407,840	—	175,846	3,283
Bonds	—	7,950,869	186,897	628,227

	6,814,485	7,969,220	388,250	631,573

	Notional amount		Fair value
	Interest rate swap	Cross- currency swap	Derivative assets	Derivative liabilities
At December 31, 2014 —
Loans	—	18,351	3,151	187
Loans	6,125	—	—	46
Borrowings	419,167	—	13,766	316
Bonds	5,357,840	—	169,557	33,390
Bonds	—	7,803,396	196,639	348,963

	5,783,132	7,821,747	383,113	382,902

The amounts recognized for the right to receive collateral that have been offset at March 31, 2015 and at December 31, 2014, were $127,941 and $99,413, respectively. At March 31, 2015 and at December 31, 2014, the amounts recognized for the obligation to post collateral that have been offset, were $305,289 and $132,959, respectively.

As of March 31, 2015 and December 31, 2014 all of CAF’s derivatives which had been designated as hedging relationship were considered fair value hedges. The change in the fair value of such derivative instruments and the change in fair value of hedged items attributable to risk being hedged are included in the statement of income.

The following table presents the notional amount and fair values of futures and forwards and the underlying hedged items at March 31, 2015 and December 31, 2014:

	Start date	Termination date	Contract Currency	Notional amount	Fair Value Derivative assets
At March 31, 2015 —
Forward contracts	Various	Until May 2015	Various	1,428	1,427

	Start date	Termination date	Contract Currency	Notional amount	Fair Value Derivative liabilities
At March 31, 2015 —
Futures	Feb/Mar 2015	June 2015	Various	37,600	(81)
Futures	Feb/Mar 2015	June 2015	Various	15,100	(143)

				52,700	(224)

	Start date	Termination date	Contract Currency	Notional amount	Fair Value Derivative assets
At December 31, 2013 —
Futures	Nov/Dec 2013	March 2014	USD	(56,900)	244

	Start date	Termination date	Contract Currency	Notional amount	Fair Value Derivative assets
At December 31, 2014 —
Forward contracts	Various	Until Sep 2015	Various	560	590

	Start date	Termination date	Contract Currency	Notional amount	Fair Value Derivative assets
At December 31, 2014 —
Futures	Nov/Dec 2014	March 2015	Various	49,900	(81)
Futures	Nov/Dec 2014	March 2015	Various	4,900	(74)

				54,800	(155)
Forward contracts	Various	Until Sep 2015	Various	(560)	(29)

				54,420	(184)

	Start date	Termination date	Contract Currency	Notional amount	Fair Value Derivative assets
At December 31, 2013 —
Futures	Nov/Dec 2013	March 2014	USD	(56,900)	244

The amount recognized for the obligation to post collateral related with futures that have been offset at Mach 31, 2015 and year end 2014, was US$ $ 2,720 and US$1,374, respectively.

For the three month period ended March 31 2015 and for the year ended December 31, 2014, all of CAF´s derivatives which had been designated as hedging relationship were considered fair valued hedges. The change in the fair value of such derivative instruments and the change in fair value of hedged items attributable to risk being hedged are included in the statement of comprehensive income.

CAF enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting arrangements with substantially all of its derivatives counterparties. These legally enforceable master netting arrangements give CAF the right to take cash or liquidate securities held as collateral and to offset receivables and payables with the same counterparty, in the event of default by the counterparty. The following tables present information about the offsetting of derivative instruments, although CAF has elected not to offset any derivative financial instruments by counterparty in the balance sheet:

At March 31, 2015

Derivative assets		Gross amounts not offset in the balance sheet
Description	Gross amounts of recognized assets	Financial instruments	Cash and securities collateral received	Net amount
Swaps	388,250	(224,979)	(127,941)	35,330

Derivative liabilities		Gross amounts not offset in the balance sheet
Description	Gross amounts of recognized liabilities	Financial instruments	Cash and securities collateral pledged	Net amount
Swaps	(631,573)	224,979	305,289	(101,305)

At December 31, 2014

Derivative assets		Gross amounts not offset in the balance sheet
Description	Gross amounts of recognized assets	Financial instruments	Cash and securities collateral received	Net amount
Swaps	383,113	(201,474)	(99,413)	82,226

Derivative liabilities		Gross amounts not offset in the balance sheet
Description	Gross amounts of recognized liabilities	Financial instruments	Cash and securities collateral pledged	Net amount
Swaps	(382,901)	201,474	132,959	(48,468)

(10) Fair Value Measurement

ASC 820 “Fair Value Measurements and Disclosures” establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and provides a hierarchical disclosure framework for assets and liabilities measured at fair value. The following tables present for each of the fair-value hierarchy levels CAF’s assets and liabilities that are measured at fair value on a recurring basis at March 31, 2015 and December 31, 2014:

Items Measured at Fair Value on a Recurring Basis

	Level 1	Level 2	Level 3	Total
At March 31, 2015 —
Assets —
Marketable securities:
U.S. Treasury Notes	377,274	—	—	377,274
Bonds of non-U.S. governments and government entities	172,660	—	—	172,660
Financial institutions and corporate securities:
Commercial papers	2,379,064	—	—	2,379,064
Certificate of deposits	2,516,634	—	—	2,516,634
Bonds	1,283,768	—	—	1,283,768
Collateralized mortgage obligation	302,745	—	—	302,745
Liquidity Funds	214,040	—	—	214,040

	6,696,251	—	—	6,696,251

	7,246,185	—	—	7,246,185

Loans	—	18,737	—	18,737
Derivative instruments:
Futures	—	—	—	—
Forwards	—	1,427	—	1,427
Interest rate swap	—	197,119	—	197,119
Cross-currency swap	—	191,131	—	191,131

	—	389,677	—	389,677

	7,246,185	408,414	—	7,654,599
Liabilities —
Borrowings	—	423,773	—	423,773
Bonds	—	14,078,391	—	14,078,391
Derivative instruments:
Futures	—	224	—	224
Interest rate swap	—	3,347	—	3,347
Cross-currency swap	—	628,226	—	628,226
Forward contracts	—	—	—	—

	—	631,797	—	631,797

	—	15,133,961	—	15,133,961

	Level 1	Level 2	Level 3	Total
At December 31, 2014 —
Assets —
Marketable Securities:
U.S. Treasury Notes	1,920,441	—	—	1,920,441
Bonds of non-U.S. governments and government entities	195,373	—	—	195,373
Financial institutions and corporate securities:
Commercial papers	1,075,478	—	—	1,075,478
Certificate of deposits	2,264,749	—	—	2,264,749
Bonds	1,183,477	—	—	1,183,477
Collateralized mortgage obligation	292,214	—	—	292,214
Liquidity Funds	199,059	—	—	199,059

	5,014,977	—	—	5,014,977

	7,130,791	—	—	7,130,791

Loans	—	21,954	—	21,954
Derivative instruments:
Forward contracts	—	590	—	590
Interest rate swap	—	183,323	—	183,323
Cross-currency swap	—	199,790	—	199,790

	—	383,703	—	383,703

	7,130,791	405,657	—	7,536,448

Liabilities —
Borrowings	—	432,617	—	432,617
Bonds	—	13,124,319	—	13,124,319
Derivative instruments:
Futures	—	155	—	155
Interest rate swap	—	33,752	—	33,752
Cross-currency swap	—	349,150	—	349,150
Forward contracts	—	29	—	29

	—	383,086	—	383,086

	—	13,940,022	—	13,940,022

During the three month period ended March 31, 2015 and the year ended December 31, 2014, there were no transfers between levels 1, 2 and 3.

Items that are not measured at fair value

The carrying amount and estimated fair values of CAF’s financial instruments that are not recognized in the balance sheets at fair value are as follows:

		March 31, 2015		December 31, 2014
	Hierarchy level	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets:
Cash and due from banks	1	144,107	144,107	141,147	141,147
Deposits with banks	1	1,848,228	1,848,228	1,279,267	1,279,267
Other investments	1	2,150,775	2,150,775	1,596,608	1,596,608
Loans, net	2	19,223,134	19,227,074	18,976,959	18,981,432
Equity investments (Cost Method)	2	256,483	256,483	249,642	249,642
Accrued interest and commissions receivable	2	284,325	284,325	292,325	292,325
Financial liabilities:
Deposits	2	4,101,549	4,101,549	3,696,510	3,696,510
Commercial paper	2	2,057,201	2,057,201	1,853,282	1,853,282
Borrowings	2	1,009,564	1,010,957	1,082,029	1,083,696
Bonds	2	729,469	730,916	735,830	737,349
Accrued interest payable	2	206,128	206,128	239,547	239,547

(12) Commitments and Contingencies

Commitments and contingencies include the following:

	March 31, 2015	December 31, 2014
Credit agreements subscribed- eligibles	5,034,369	5,281,911
Credit agreements subscribed- non eligibles	2,574,586	2,836,455
Lines of credit for foreign trade	4,243,432	4,718,975
Letters of credit for foreign trade	14,625	16,776
Guarantees	279,368	311,819
Equity investments agreements subscribed	289,941	286,149

These commitments and contingencies result from the normal course of CAF’s business and are related principally to loans and loan equivalents that have been approved or committed for disbursement.

In the ordinary course of business, CAF has entered into commitments to extend credits; such financial instruments are recorded as commitments upon signing the corresponding contract and are reported in the financial statements when disbursements are made. Those commitments that have fulfilled the necessary requirements for disbursement are classified as eligibles.

The contracts to extend credit have fixed expiration dates and in some cases expire without making disbursements. Also, based on experience, parts of the disbursements are made up to two years after the signing of the contract. Therefore, the total commitment amounts do not necessarily represent future cash requirements.

In the event the credit lines are not utilized, no additional cost is incurred by CAF.

Guarantees primarily consist of partial credit guarantees given to the Plurinational State of Bolivia, the Republic of Peru and some private sector companies from the region for the payment of principal and interest up to the following amounts (in millions of U.S. dollars):

	March 31, 2015	December 31, 2014
Less than one year	15.7	45,6
Between one and five years	83.5	52.3
Over five years	180.1	213.9

	279.4	311.8

(13) Segment Operations

Management has determined that CAF has only one reportable segment since it does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. CAF does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries. For the Three-month periods ended March 31, 2015 and 2014, loans made to or guaranteed by six countries individually generated in excess of 10% of interest income, before swaps, as follows (in thousands of U.S. dollars):

	Three Months Ended March 31,
	2015	2014
Argentina	18,922	16,710
Bolivia	12,450	11,248
Brazil	13,431	—

Colombia	—	11,762
Ecuador	17,497	16,495
Perú	15,751	16,390
Venezuela	18,015	17,796

(14) ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income balances as of March 31, 2015 and 2014, and the amounts reclassified out of accumulated other comprehensive income affected net income were as follows:

	Three Months Ended
	March 31, 2015	March 31, 2014
Balances at beginning of the period	32	(317)
Unrecognized changes in assets/ liabilities under benefit pension plan	—	—
Amortization of defined benefit pension items(1)	—	79

Balances at the end of the period	32	(238)

(2)	This accumulated other comprehensive income component is included in administrative expenses in the statement of comprehensive income.

(15) Subsequent Events

As of the date of the issuance of these condensed financial statements there are no other significant subsequent events that require adjustments or disclosure, if applicable, which were not already considered in this note or disclosure in the financial statements, except for:

•	On April 15, 2015, CAF retapped a CHF 200 million bond for an additional CHF 150 million, 0.5%, due 2026 under its Medium Term Notes Programme.

•	On May 21, 2015, CAF issued bonds for NOK 1 billion, 3.05%, due 2035, under its Medium Term Notes Programme.

•	On June 5, 2015, CAF issued bonds for AUD 225 million, 4.50%, due 2025, under its Australian Medium Term Notes Programme

•	On June 15, 2015, CAF issued bonds for USD 50 million, 2.21%, due 2020, under its Medium Term Notes Programme.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

SUPPLEMENTARY INFORMATION (UNAUDITED)

AS OF MARCH 31, 2015

BONDS

Title	Interest Rate	Date of Agreement of Issue	Year of Final Maturity	Currency	Principal Amount Outstanding at March 31, 2015 (in millions)
7.79% Yankee Bonds	Fixed	1997	2017	USD	50.0
7.875%% Yankee Bonds	Fixed	2002	2022	USD	85.0
51/8% Yankee Bonds	Fixed	2005	2015	USD	250.0
5.75% Yankee Bonds	Fixed	2006	2017	USD	250.0
Peruvian Soles Bonds	Fixed	2006	2018	PEN(2)	85.7
5.75% Yankee Bonds	Fixed	2007	2017	USD	115.4
5.75% Yankee Bonds	Fixed	2008	2017	USD	250.0
Colombian Peso Bonds	Fixed	2008	2018	COP	94,250.0
8.125% Yankee Bonds	Fixed	2009	2019	USD	733.7
Colombian Peso Bonds	Fixed	2009	2019	COP	127,500.0
4.30% Euro Yen Bonds	Fixed	2009	2019	JPY	10,000.0
Structured Note	Floating	2010	2017	USD	50.0
3.75% Yankee Bonds	Fixed	2010	2016	USD	600.0
Structured Note	Floating	2010	2017	USD	50.0
2.625% Swiss Franc Bonds	Fixed	2010	2015	CHF	250.0
4.625% Euro Bond	Fixed	2010	2018	EUR	400.0
1.82% Samurai Bonds	Fixed	2010	2015	JPY	4,600.0
3.625% Panamanian Bonds	Fixed	2011	2016	USD	40.0
3.75% Yankee Bonds	Fixed	2011	2016	USD	500.0
Mexican Pesos Bonds	Fixed	2011	2021	MXN(3)	1,317.0
2.625% Swiss Franc Bonds	Fixed	2011	2015	CHF	130.0
2.75% Swiss Franc Bonds	Fixed	2011	2017	CHF	125.0
4.625% Euro Bonds	Fixed	2011	2018	EUR	250.0
1.0% Samurai Bonds	Fixed	2011	2015	JPY	10,000.0
5.0% Euro Dollar Bond	Fixed	2012	2042	USD	50.0
4.375% Yankee Bonds	Fixed	2012	2022	USD	1,092.9
4.375% Yankee Bonds	Fixed	2012	2022	USD	407.1
1.5% Swiss Franc Bonds	Fixed	2012	2018	CHF	300.0
3.55% Dim Sum	Fixed	2012	2015	CNY(7)	600.0
Euro Bond (Schuldschein)	Fixed	2012	2027	EUR	82.0
Euro Bond (Schuldschein)	Fixed	2012	2032	EUR	60.0
4.03% Euro Hong Kong Dollar Bonds	Fixed	2012	2022	HKD(8)	400.0
4.0% Euro Hong Kong Dollar Bonds	Fixed	2012	2024	HKD	398.0
1.85% Euro Yen Bonds	Fixed	2012	2023	JPY	6,000.0
1.375% Swiss Franc Bonds	Fixed	2013	2021	CHF	250.0
Euro Dollar Bond	Floating	2013	2016	USD	100.0
3.25% Euro Bonds	Fixed	2013	2033	EUR	100.0
1.375% Swiss Franc Bonds	Fixed	2013	2021	CHF	100.0
3.25% Euro Bonds	Fixed	2013	2033	EUR	100.0
4.27% Euro Hong Kong Dollar Bonds	Fixed	2013	2028	HKD	940.0
Euro Dollar Bonds	Floating	2013	2023	USD	100.0
1.50% Swiss Franc Bonds	Fixed	2013	2020	CHF	250.0
3.66% Euro Bond	Fixed	2013	2033	EUR	51.0
1.85% Euro Yen Bonds	Fixed	2013	2023	JPY	4,600.0

Title	Interest Rate	Date of Agreement of Issue	Year of Final Maturity	Currency	Principal Amount Outstanding at March 31, 2015 (in millions)
4.25% Kangaroo Bonds	Fixed	2013	2016	AUD(9)	350.0
3.625% Euro Bond (Schuldschein)	Fixed	2013	2033	EUR	200.0
Euro Dollar Bonds	Floating	2013	2015	USD	200.0
6.25% Kangaroo Bonds	Fixed	2013	2023	AUD	225.0
3.31% Euro Bonds	Fixed	2013	2028	EUR	250.7
3.51% Euro Bonds	Fixed	2014	2034	EUR	65.0
2.0% Euro Bonds	Fixed	2014	2024	CHF	300.0
3.500% Euro Bonds	Fixed	2014	2039	EUR	200.0
4.29% Euro Bonds	Fixed	2014	2026	NOK(10)	1,500.0
4.070% Euro Bonds	Fixed	2014	2024	NOK	900.0
3.925% Euro Bonds	Fixed	2014	2029	HKD	1,257.0
3.05% Euro Bonds	Fixed	2014	2030	EUR	50.0
Euro Dollar Bonds	Floating	2014	2017	USD	200.0
1.875% Euro Bonds	Fixed	2014	2021	EUR	750.0
1.500% Yankee Bonds	Fixed	2014	2017	USD	1,000.0
1.50% Swiss Franc Bonds	Fixed	2014	2028	CHF	225.0
6.5% ZAR Uridashi Bonds	Fixed	2014	2018	ZAR(11)	253.0
7.35% TRY Uridashi Bonds	Fixed	2014	2018	TRY(12)	157.0
Yankee Bonds	Floating	2015	2018	USD	1,000.0
0,51% Swiss Franc Bonds	Fixed	2015	2026	CHF	200.0
1,9% Euro Dollar Bonds	Fixed	2015	2019	USD	50.0
0,68% Euro Yen Bonds	Fixed	2015	2025	JPY	8,900.0

Note:	From March 31, 2015 to the date of this prospectus supplement, CAF has issued the equivalent total amount of $133.2 million in Norwegian Kroner (NOK), $172.7 million in Australian Dollars (AUD) and $ 50.0 million in United States Dollars (USD).

(1)	Yen.
(2)	Peruvian Nuevos Soles.
(3)	Mexican Pesos.
(4)	Swiss Francs.
(5)	Colombian Pesos.
(6)	Euros.
(7)	Chinese Renminbi.
(8)	Hong Kong Dollars.
(9)	Australian Dollars.
(10)	Norwegian Kroner.
(11)	South African rand.
(12)	Turkish Lira.

LOANS FROM COMMERCIAL BANKS, ADVANCES, DEPOSITS,

COMMERCIAL PAPER AND REPURCHASE AGREEMENTS

Title	Interest Rate	Date of Agreement of Issue	Year of Final Maturity	Currency	Principal Amount Outstanding at March 31, 2015
					(in U.S.$ millions)
Medium and Long-term Loans	Various	Various	Various	Various	1,433.3
Deposits	Floating	Various	Various	Various	4,101.5
Commercial Paper	Floating	Various	Various	USD	2,057.2

LOANS FROM MULTILATERALS AND BILATERALS, EXIMS AND EXPORT CREDIT AGENCIES

Title	Interest Rate	Date of Agreement of Issue	Year of Final Maturity	Currency		Principal Amount Outstanding at March 31, 2015 (in U.S.$ millions)
AB Svensk Exportkredit — SEK	Floating	19-Dec-13	19-Dec-18	US		30.0
ACDI	0%	30-Mar-97	30-Sep-23	CAN	(1)	0.8
Agencia Francesa de Desarrollo	Floating	07-Dec-11	10-Oct-23	US		234.0
China Development Bank — CDB	Floating	29-Nov-07	29-Nov-19	US		75.0
IADB	2%	24-May-97	24-May-23	US		0.8
Instituto de Crédito Oficial — ICO	Floating	28-May-08	15-Mar-18	US		13.1
JBIC, Japan	Floating	03-Jul-12	15-Nov-20	US		72.0
KfW (Germany)	Various	Various	Various	US		533.0
Nordic Investment Bank	Floating	Various	Various	US		41.9

(1)	Canadian dollars.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

SUPPLEMENTARY INFORMATION (UNAUDITED)

AS OF MARCH 31, 2015

GUARANTEED DEBT

Borrower	Date of Issue	Year of Final Maturity	Principal Amount Outstanding at March 31, 2015
			(in U.S.$ millions)
Plurinational State of Bolivia	10/03/2001	04/03/2018	13.4
Plurinational State of Bolivia	5/22/2004	5/22/2018	24.5
Republic of Peru	02/13/2006	2/13/2025	28.0
Unión Andina de Cementos S.A.A. (as successor to Cemento Andino S.A. Peru)	07/15/2010	07/13/2018	31.4
Instituto de la función registral del Estado de Mexico	08/23/2010	08/23/2030	30.5
Teyma Uruguay S.A.	10/21/2014	04/20/2016	3.0
Teyma Uruguay S.A.	10/21/2014	04/20/2016	9.0
Isolux Corsan Argentina S.A.	09/15/2011	09/15/2023	34.6
H2Olmos S.A.	10/24/2012	10/25/2032	25.6
Termochilca S.A.C.	12/21/2011	12/21/2021	43.2
Abengoa Transmisión Norte.	06/21/2013	07/13/2015	5.0
Banco Bisa	02/03/2015	08/01/2017	0.4
La Hipotecaria S.A.	03/16/2015	03/16/2018	1.7
Planta de Reserva Fría de Generación de Eten S.A	12/05/2013	12/05/2033	18.1
Mota Engil Peru S.A.	05/13/2014	05/13/2015	1.2
Mota Engil Peru S.A.	10/22/2014	10/22/2015	1.7
Mota Engil Peru S.A.	11/14/2014	10/08/2015	6.0

PART II

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following is an estimate of the Registrant’s expenses in connection with the issuance of the Securities that are the subject of this registration statement:

Securities and Exchange Commission Registration Fee	$290,500
Fiscal and Paying Agent Fees	$10,000
Fees of rating agencies	$350,000
Legal fees	$300,000
Printing of registration statement, prospectus and other documents	$75,000
Blue Sky expenses (including counsel fees)	$10,000
Other	$75,000

Total	$1,110,500

UNDERTAKINGS

The Registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) That, for purposes of determining any liability under the Securities Act of 1933 to any purchaser:

If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to the purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) That, for purposes of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

CONTENTS

The registration statement comprises:

(1)	The facing sheet.

(2)	The prospectus.

(3)	Part II consisting of pages II-1 to II-7.

(4)	The following exhibits:

1.1	Underwriting Agreement for Debt Securities, dated August 6, 2015

1.2	Form of Underwriting Agreement Pertaining to Guarantees (1)

4.1	Fiscal Agency Agreement, including form of certain Debt Securities, dated March 17, 1998 (incorporated by reference to our registration statement No. 333-180499)

4.2	Form of Guarantee Agreement, including the form of Guarantee (1)

4.3	Form of Note

5.1	Opinion and consent of Fred Aarons, Acting General Counsel to CAF

8.1	Opinion and consent of Sullivan & Cromwell LLP

23.1	Consent of Lara Marambio & Asociados, a member firm of Deloitte Touche Tohmatsu Limited

23.2	Consent of CAF’s General Counsel (included in Exhibit 5.1)

23.3	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.1)

99.1	List of names and addresses of the underwriters for Debt Securities (incorporated by reference to Exhibit 99.1 to our registration statement No. 333-180499)

99.2	List of names and addresses of the underwriters for Guarantees (1)

(1)	To be filed by post-effective amendment.

SIGNATURE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, Corporación Andina de Fomento, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Caracas, Venezuela, on the 7th day of August, 2015.

CORPORACIÓN ANDINA DE FOMENTO

By:	/s/ L. Enrique García
Name: L. Enrique García
Title: Executive President

SIGNATURE OF AUTHORIZED AGENT IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, appearing below is the signature of Corporación Andina de Fomento’s authorized agent in the United States, thereunto duly authorized, in Newark, Delaware, on the 7th day of August, 2015.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director

EXHIBITS

Exhibit Number	Exhibits	Sequentially Numbered Page

1.1	Underwriting Agreement for Debt Securities, dated August 6, 2015

1.2	Form of Underwriting Agreement pertaining to Guarantees	*

4.1	Fiscal Agency Agreement, including form of certain Debt Securities, dated March 17, 1998 (incorporated by reference to our registration statement No. 333-180499)

4.2	Form of Guarantee Agreement, including the form of Guarantee	*

4.3	Form of Note

5.1	Opinion and consent of Fred Aarons, Acting General Counsel to CAF

8.1	Opinion and consent of Sullivan & Cromwell LLP

23.1	Consent of Lara Marambio & Asociados, a member firm of Deloitte Touche Tohmatsu Limited

23.2	Consent of CAF’s Acting General Counsel (included in Exhibit 5.1)	**

23.3	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.1)	***

99.1	List of names and addresses of the underwriters for Debt Securities (incorporated by reference to Exhibit 99.1 to our registration statement No. 333-180499)

99.2	List of names and addresses of the underwriters for Guarantees	*

*	To be filed by post-effective amendment.
**	Included in Exhibit 5.1
***	Included in Exhibit 8.1